
10012132

A123 SYSTEMS

Annual Report 2009



Electrifying transportation



Modernizing the grid



Powering new product possibilities



Dear Fellow Shareholders,

2009 was a challenging year, yet one of great accomplishment for A123. In the midst of unprecedented economic volatility and a sea change in global energy demands, A123 secured new capital and gained customer confidence in what was a pivotal year for energy storage.

In our first shareholder letter, we will review the challenging dynamics we faced and our achievements within them. As a lens into the future of the company, 2009 showcased our company's ability to respond to new challenges, capitalize on sudden opportunities and execute swiftly across the full spectrum of technical disciplines that our customers demand.

Changing Economic Landscape

In spite of the economic downturn that began in October of 2008, our confidence was buoyed in Q4 '08 by the strength of our AES and Think customer positions and the belief that we'd close a quick round of financing to provide the cash we needed, making up for the delayed IPO. But as we moved into Q1 '09, uncertainty prevailed among our customer base as it did throughout the economy as a whole. It was difficult to see a realistic timeframe for our IPO. The wind was certainly not at our back. However, at the beginning of the new year, the Obama administration stepped up its efforts to bolster clean energy market development at a time when capital markets had largely frozen. Within days, a dedicated working group within the company was positioning us to take advantage of government-backed loans and grants. Nonetheless, with the economy still tanking, we took measures to tighten our belt as a company.

At the same time, a research renaissance of sorts was forming in the energy storage area with new companies popping up each week hoping to catch some government funding. From advanced materials companies to major alliances and JVs, it was clear that amidst the short-term economic fears, the longer term prospects for energy storage were growing. Moves by Samsung-Bosch, Dow-Kokam, Daimler and GM were all strong votes of confidence that lithium ion will be a viable solution, and support the ever strengthening view that higher vehicle fuel efficiency will be both a regulatory requirement and a customer purchasing factor.

Charging Ahead

Despite the perfect storm of challenges facing our business, A123 charged ahead on many key fronts. Looking back at what we were able to accomplish, it's clear that our company took a major leap: from pioneering start-up looking to prove itself to innovative enterprise that arrived in the global marketplace.

Global Reach

China is a vital engine of growth for the electric and hybrid vehicle market with strong government economic incentives and a vast population gaining the purchasing power to afford personal vehicles. Our recently announced SAIC JV promises to open up the China market for our technology and we believe it will strengthen our China manufacturing cost advantage as we learn from SAIC's sourcing experiences. The IHI Japan alignment promises to open that market as well as a new application in the electrification of large ships. Our new office in Germany enables us to begin to meet the needs locally of our European customers.

Technical Abilities

F1 racing went hybrid with A123's cells performing well for Mercedes-McLaren: an amazing technical accomplishment with solid team execution bringing new cell capabilities in on time and exceeding expectations. Through close customer interaction, including numerous audits and plant visits, we improved our manufacturing processes and documentation this year. We obtained Production Part Approval Process (PPAP) approval from our first transportation customer, demonstrating our ability to produce high-quality products that satisfy automotive customer requirements.

Operations

China pack operations got underway, promising to help improve our systems Gross Margins over time. Our management structure was reorganized into three groups: Automotive Solutions Group (ASG), Energy Solutions Group (ESG) and Cell Products Group (CPG), a move designed to strengthen and better focus our efforts on our core businesses. This strengthens the organization by re-aligning sales into the business units and complements the additions of new leaders for our China operations, Ann Arbor Research, and our Michigan manufacturing scale-up.

Customer Demand

BAE demand rose sharply and by the end of the year, A123 was the leading maker of lithium ion batteries for HEV transit buses. In the grid space, we had our first 2 megawatt (MW) Smart Grid Stabilization System (SGSS™) operational in California, then deployed 16MW in Chile, the largest installation ever of its kind. ASG used our prismatic modular design to rapidly supply system prototypes to a variety of transportation customers, thus enlarging our sales pipeline. In 2009, our level of quoting new projects was the strongest ever. By Q4 we had demonstrated performance well exceeding customer requirements, which resulted in new program awards. As one example, Henrik Fisker cited A123's "ability to meet our performance needs and rapidly scale to our production volume" as the reason for selecting A123 to supply Fisker's Karma.

Capital Position

A123 was selected for a $249 million DOE grant to support our U.S. manufacturing expansion and we made solid progress towards securing a $230+ million loan through DOE's ATVM program. Our September IPO was the biggest cleantech IPO of 2009 and a tribute to the confidence the investing world has in our market opportunity and our demonstrated ability to execute. This not only represented a major milestone event for our company, but it also provided us with close to $400 million in net proceeds to execute our long-term growth strategy.

Manufacturing Capacity

With our expanded access to capital during 2009, we began to scale up our manufacturing infrastructure. While we ended 2009 with a global manufacturing capacity of 169MW-hours, we announced the addition of approximately 400MW-hours of capacity in our Livonia, Michigan facility that will be coming on line during 2010 and 2011. We also signed a lease for an additional 300,000 square foot facility in Romulus, Michigan, which will serve as A123's domestic coating operation. The strong support of the DOE and State of Michigan has enabled us to accelerate the build-out of our U.S. manufacturing capabilities, which is one of our strategic priorities. Execution against these expansion plans also supports our country's national security and economic recovery goals.

That was a lot for one year. And we have the amazing talents of our employees, the strong support of forward-thinking policy makers, the confidence of our customers and you, our shareholders, to thank for it.

LOOKING AHEAD

So what does the future hold? Our organization is the strongest it has ever been, we have $900M in funding available to support future expansion, our products are performing at the top of the industry and there is strong confidence that our target markets will continue to expand and our opportunity along with them. We have the broadest and most meaningful portfolio of customer programs that the company has ever had. Designs with AES, BAE Systems, BMW, Chrysler, Daimler, Fisker, Magna Steyr, Navistar, SAIC, Southern California Edison and others – are all in, or potentially moving to, production over the next couple of years.

But as we've seen from our recent experience: it won't be smooth! Economic uncertainty abounds and our customers feel that uncertainty in the demand for their products and in sourcing funding for their operations. We expect 'lumpiness' in our financial results – business for us comes in batches, not in steady straight lines. And we must be prepared to respond to short term changes and delays as the economy and our industry shapes up, much as we did in 2009. With the energy storage market developing so rapidly and with so much up for grabs, we aspire to be the leaders of that market and to return value back to you, our fellow shareholders. We can confidently state what few companies can: from a growth perspective, A123 looks forward to more years like 2009.

As much as execution will keep us in the game and drive shareholder value, innovation will win the game long term. Innovation will create the next generation of energy storage systems with higher energy and power density. Innovation is what will help us break important cost barriers. Innovation will help us differentiate our products and services, allowing us to maintain a sustained, long-term advantage.

2010 is our year of "the Michigan ramp-up" and the success of this project will determine the strength of our 2011 financial year. I hope you will join me in viewing 2010 as a year of great opportunity for A123, share in the tremendous challenge that awaits us, and enjoy the ride.

Sincerely,



David P. Vieau
President and Chief Executive Officer



A123 Systems, Inc.
Annual Report
For the Fiscal Year Ended December 31, 2009

INDEX

NOTE ABOUT FORWARD LOOKING STATEMENTS

Certain statements in this report contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors," set forth in Part I, Item 1A of our Annual Report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on March 15, 2010. The forward-looking statements in this report represent our views as of the date of publication (April 2010). We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of publication.

Business Overview

We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. We believe that lithium-ion batteries will play an increasingly important role in facilitating a shift toward cleaner forms of energy. Using our innovative approach to materials science and battery engineering and our systems integration and manufacturing capabilities, we have developed a broad family of high-power lithium-ion batteries and battery systems. This family of products, combined with our strategic partner relationships in the transportation, electric grid services and consumer markets, positions us well to address these markets for next-generation energy storage solutions.

In our largest target market, the transportation industry, we are working with major global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for hybrid electric vehicles, or HEVs, plug-in hybrid electric vehicles, or PHEVs and electric vehicles, or EVs. For example, we are designing and developing batteries and battery systems for BMW, Chrysler, Fisker, GM, SAIC, Delphi, Better Place and Renault for multiple passenger vehicle models.

We are also implementing our battery technology for use in heavy-duty vehicles. We are engaged in design and development activities with multiple heavy-duty vehicle manufacturers and tier 1 suppliers regarding their HEV and EV development efforts for trucks and buses, and we have been selected to co-develop battery systems for several of them. For example, pursuant to our supply agreement with Magna Steyr, we are providing batteries for use in battery systems developed by Magna Steyr for deployment in the Volvo 7700 Hybrid bus. In addition, we have a development and supply agreement with BAE Systems, pursuant to which we are in volume production for battery systems for BAE Systems' Hybridrive propulsion system, which is currently being deployed in Daimler's Orion VII hybrid electric buses. We also have been selected to develop the battery system for an additional Daimler hybrid electric bus program.

In addition to the development activities described above, we are bidding for programs with several other vehicle manufacturers to develop and/or supply batteries and battery systems for HEVs, PHEVs and EVs.

Our cylindrical batteries are in volume production and are commercially available for use in automotive and heavy duty vehicles. Our next generation cylindrical batteries and our prismatic batteries are either in development or in prototype production and testing and have not yet been deployed by passenger vehicle manufacturers in commercial production vehicles. Our batteries for the transportation market have been commercially deployed in our Hymotion L5 battery range extender module and in both the Daimler Orion VII and Volvo 7700 hybrid buses.

We are also developing battery systems that we believe will improve the reliability of the electric power grid. We are working with AES to engineer, manufacture and install multi-megawatt battery systems, called Smart Grid Stabilization Systems, or SGSS, that provide electric and ancillary services such as standby reserve capacity and frequency regulation services. Our products provide standby reserve capacity, by delivering power quickly in order to offset supply shortages caused by generator or transmission outages, and frequency regulation, by regulating the minute-to-minute frequency fluctuations in the grid that are caused by changes in supply and demand. The first of the AES systems, a two megawatt system housed in a 53-foot trailer, is installed at an AES facility in California, and we have shipped additional units for AES, totaling 16 megawatts that have been installed and commissioned at AES Gener's Los Andes substation in the Atacama Desert in Chile. This frequency regulation and spinning reserve project is expected to help improve the reliability of the electric grid in Northern Chile. AES Gener will receive payment for its full output capacity by selling directly to the electric grid. In addition, in September 2009, we entered into a purchase order agreement with Edison Material Company, a Southern California Edison Company, or SCE, for the purchase of two SGSS units, which we have delivered to a testing facility in California for use in a pilot program.

We are also focusing on the consumer market. We first commercialized our battery technologies for use in cordless power tools. Since 2006, we have supplied batteries to Black & Decker, a leading producer of power tools. Our batteries are used in Black & Decker's 36, 18, and 14.4 volt power tool lines. We also have agreements with The Gillette Company, a wholly-owned subsidiary of The Procter & Gamble Company, to supply Gillette with materials and technology for use in their consumer products. In October 2009, we entered into a Supply and License Agreement with Tianjin Lishen Battery Joint-Stock Co. Ltd., or Lishen, under which Lishen licenses our proprietary manufacturing process and cell design for the 18650 cells on a non-exclusive basis for a three-year term. Under the terms of the agreement, Lishen must purchase from us all of the cathode materials required to produce the 18650 cells and can produce these cells only for designated consumer applications.

During 2007, 2008 and 2009, 7%, 19% and 59% of our product revenue was derived from sales in the transportation market, 0%, 5% and 15% was derived from sales in the electric grid market, and 93%, 76% and 26% was derived from sales in the consumer market, respectively.

Our proprietary technology includes nanoscale materials initially developed at and exclusively licensed from the Massachusetts Institute of Technology. We are developing new generations of this core Nanophosphate technology, as well as other battery technologies, to achieve additional performance improvements and to expand the range of applications for our batteries. For example, we developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that provides more than ten times the W/kg as compared to a standard Prius battery.

Our research and development team comprises over 200 employees and has significant expertise in battery materials science, process engineering and battery-package engineering, as well as battery system design and integration. We own or exclusively license 48 issued patents and more than 225 pending patents in the United States and internationally.

We intend to take advantage of U.S. government programs established to stimulate the economy and increase domestic investment in the battery industry. In February 2009, the U.S. government approved a stimulus program under the American Recovery and Reinvestment Act, or ARRA, which includes $2 billion of grants under the Department of Energy, or DOE, Battery Initiative for the development of advanced batteries and electric drive components. In December 2009, we entered into an agreement with the DOE related to the terms and conditions of a $249.1 million grant under the DOE Battery Initiative to fund the construction of new lithium-ion battery manufacturing facilities in

Michigan. The agreement requires us to spend one dollar of our own funds for every incentive dollar we receive and provides for other terms and conditions. Through December 31, 2009, we have incurred allowable costs entitling us to receive $6.1 million in reimbursements which we have reported to DOE.

We have also applied for direct loans under the DOE's $25 billion Advanced Technology Vehicles Manufacturing Loan Program, or the ATVM Program, to support our manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $233 million under the ATVM Program. We will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program are currently in negotiation with the federal government, and therefore subject to change.

The State of Michigan has awarded us a $10.0 million grant as an incentive to establish a lithium-ion battery manufacturing plant. We received $3.0 million of the $10.0 million grant in March 2009, with the remainder to be paid based on the achievement of certain milestones in our facility development. We have used $2.2 million of these funds and intend to continue to use these funds to support the expansion of our facility in Livonia, Michigan.

In October 2009, we entered into a *High-Tech Credit* agreement with the Michigan Economic Growth Authority, or MEGA, pursuant to which we are eligible for a 15-year tax credit, beginning with the 2011 fiscal year or 2010 fiscal year if we elect. This credit has an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan. In November 2009, we entered into a *Cell Manufacturing Credit* agreement with MEGA pursuant to which we are eligible for a credit equal to 50% of our capital investment expenses commencing January 2009, up to a maximum of $100 million over a four-year period related to the construction of our integrated battery cell manufacturing plant. The credit shall not exceed $25 million per year beginning with the tax year of 2012. The credit may be claimed under the Michigan Business Tax, or MBT, Act which states that an election may be made on each year's MBT return where the credit is claimed, to either have the amount of the credit that exceeds the respective year's MBT liability to be refunded or carried forward for ten years. We are required to create 300 jobs no later than December 31, 2016 in order to receive the refundable tax credit. The tax credit is subject to a repayment provision in the event we relocate 51% or more of the 300 jobs outside of the State of Michigan within three years after the last year we received the tax credit. Through December 31, 2009, we have incurred expenses of $12.7 million related to the construction of our facility, and we are expecting to receive approximately $6.3 million in refundable tax credits related to these expenses.

The State of Michigan has also offered us a low interest forgivable loan of up to $4.0 million effective August 2009 with the objective of conducting advance vehicle technology operations to promote and enhance job creation within the State of Michigan. To receive advances from the loan, we are required to achieve certain key milestones related to the development of our manufacturing facility. If we create 350 full time jobs by August 2012, this milestone will trigger complete forgiveness of the debt. As of December 31, 2009, we have not received advances under this loan.

In December 2009, the State of Michigan offered us a $2.0 million grant to develop and improve the quality of application of energy efficient technologies and to create or expand the market for such technologies. We are required to demonstrate a smart grid stabilization system combined with renewable power sources such as solar and wind that will help power our Livonia plant to produce the batteries that will electrify transportation and stabilize the grid. We have received an initial advance of $0.9 million, and we will receive the remainder upon expending 90% of the initial advance. In addition, we entered into an agreement with the City of Livonia which provides us a complete exemption from personal property taxes incurred in Livonia, on all new personal property during the exemption period commencing on December 31, 2009. The exemption will continue through December 31, 2023 provided we invest at least $24.0 million in personal property and create or locate 350 new jobs in the eligible district.

We are seeking other incentives from the State of Michigan, including designation of our site selection as a "Renaissance Zone", which would provide potential tax benefits over a 15-year period if approved.

We perform most of our manufacturing at our facilities using our proprietary, high-volume process technologies. Our internal manufacturing operations allow us to directly control product quality and minimize the risks associated with disclosing proprietary technology to outside parties during production. We control every stage in the manufacture of our products except for the final assembly of one battery model and certain battery systems. Over the past several years, we have developed high-volume production expertise and replicable manufacturing processes that we believe we can scale to meet increasing demands for our products. Our manufacturing processes can be modified to manufacture battery products for different applications and can be replicated to meet increasing customer demands. As of December 31, 2009, our annual manufacturing capacity was approximately 169.3 million watt hours. We have over 700,000 square feet of manufacturing facilities in China, Korea, Livonia, Michigan, Romulus, Michigan and Hopkinton, Massachusetts where we produce or intend to produce batteries and battery systems. As of December 31, 2009, approximately 350,000 square feet are available for active manufacturing use. In conjunction with receiving federal and state incentive funding, we are currently expanding our domestic battery manufacturing capacity. This expansion would complement our existing manufacturing facilities in Asia.

We were incorporated in 2001. We began selling our first products commercially in the first quarter of 2006. We have approximately 1,600 employees worldwide. Since inception through December 31, 2009, we have generated $236.3 million in revenue consisting of $193.9 million in product revenue and $42.4 million in research and development revenue. Since inception through December 31, 2009, we have shipped 163.4 million watt hours, or Wh. Our revenue has grown from $41.3 million for the year ended December 31, 2007 to $68.5 million for the year ended December 31, 2008 and to $91.0 million for year ended December 31, 2009. We experienced net losses of $31.0 million, $80.5 million and $86.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Watt Hours Operating Metric

We measure our product shipments in Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge by a battery. We calculate Wh for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. We determine a battery's Ah storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and by discharging it to zero capacity (2 volt charge level). The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

Industry Background

The world economy is undergoing a transformation driven by rising demands for high-output, fuel-efficient energy solutions that are less harmful to the environment. Global economic growth, geo-political conflict in oil-producing regions and escalating exploration and production costs are increasing market demand for innovative energy alternatives that can help reduce dependence on oil. Meanwhile, heightened concerns about global warming and climate change are giving rise to stricter environmental standards and stronger regulatory support for energy sources that are not harmful to the environment. As a result, clean energy technologies are experiencing increasing popularity and greater adoption which is fueling continued innovation and improving the economic viability of such technologies. We believe these clean energy trends are contributing to a growing demand for advanced battery technologies in end markets such as transportation, electric grid services and consumer.

Transportation

We believe consumers are shifting away from conventional gasoline engines to HEVs, PHEVs and EVs because of the high prices of conventional fuel, greater awareness of environmental issues and government regulation. These vehicles offer improved gas mileage and reduced carbon emissions, and may ultimately provide a vehicle alternative that eliminates the need for conventional gasoline engines. Industry experts project that by 2020, almost half of U.S. vehicles will require some form of battery technology to meet new Corporate Average Fuel Economy, or CAFÉ, regulatory standards. President Obama has announced new national standards to cut emissions and increase gas mileage, mandating that U.S. passenger vehicles and light trucks must average 35.5 miles per gallon by 2016. In addition, governments continue to implement economic incentives related to fuel efficiency. For example, in February 2009, the U.S. government enacted ARRA, which, among other things, provides for a tax credit of between $2,500 and $7,500 for the purchase of plug-in electric vehicles depending on the battery capacity, and the Department of Energy announced a $300 million grant program to provide funding for cost-shared projects that expand the use of alternate fueled vehicles and advanced technology vehicles, including the installation of after-market equipment necessary to support them.

On a cost per mile driven basis, electricity is on average a more economical source of energy than gasoline. However, electricity has not been the most economic energy source for vehicle powertrains due to the cost, power and energy storage limitations of the conventional battery technologies used to deliver the electric power. With the advancement of battery technologies, the use of battery systems to deliver energy to hybrid powertrains is becoming more economically viable. We believe this trend will lead to increased adoption of HEVs, PHEVs and EVs and, as a result, create significant opportunities for battery suppliers with the necessary technology, experience and manufacturing capabilities to develop high performance batteries. We expect that if consumers begin realizing more immediate cost savings by switching away from gasoline powered vehicles to hybrid vehicles, the resulting increased adoption of HEVs, PHEVs and EVs will significantly contribute to the growth of the next-generation battery market.

Similar industry dynamics are creating a demand for new battery technology applications in the heavy-duty transportation market, particularly in buses, trucks and other industrial vehicles. The higher fuel consumption rate of these large vehicles makes the potential fuel cost savings derived from the use of batteries even greater. Several government authorities and corporations are evaluating battery technologies for their large fleets of heavy-duty vehicles. For example, the City of London has announced plans to convert its fleet of buses to HEVs, with a goal that by 2012 all new buses entering the fleet will be HEVs.

Electric Grid Services

Applications in the electric grid market present another significant opportunity for the use of advanced battery systems. Performance and reliability are essential to electric transmission and distribution grids. To preserve electric grid integrity, grid operators often need to call on resources to provide critical ancillary services such as standby reserve capacity and frequency regulation services. Resources required for standby reserve capacity services must ramp up and down quickly to offset sudden, short-term generator or transmission line outages. Resources for frequency regulation services are called upon to adjust for minute-to-minute frequency fluctuations in the grid due to demand and supply changes. Traditionally, these grid services are provided by running select power plants on the grid below their full load capability so they can be called on and ramped up quickly as needed.

Advanced batteries capable of providing rapid charge and discharge cycles as well as high power over a long period may cost effectively provide standby reserve capacity and frequency regulation services. Through the use of batteries, the portion of power plant capacity normally reserved for ancillary services to provide standby reserve capacity and frequency regulation can be freed up to operate at full capacity and produce more electricity and associated revenue.

We believe the escalating demand for renewable energy technologies will serve as an additional catalyst for the adoption of advanced batteries in electric grid applications. Wind and solar energy facilities are expected to be important sources of new electricity generation in the future. However, wind and solar are intermittent power sources that are often not well suited to support the grid and put additional demands on grid stabilization. Advanced batteries can be used to supplement these new generation technologies by providing regulation services and excess energy storage during periods of high transmission line usage or low customer demand.

The ARRA provides for $4.5 billion in direct spending on the U.S. electric grid, including funds to modernize the grid with so-called "Smart Grid" technologies, which are intended to stimulate investment by utilities in a smarter, more efficient grid and cleaner, renewable electricity generation technology. Emerging Smart Grid practices and technologies, such as the deployment and integration of advanced energy storage technologies, are designed to modernize the electric power grid. We believe utility companies that benefit from the ARRA's Smart Grid initiative will increase spending on advanced batteries and battery systems.

Consumer

Consumer applications represent another attractive market for advanced batteries. There are two types of batteries for consumer applications: high-energy batteries and high-power batteries. High-energy batteries are designed to store large amounts of energy for long periods, but are not required to release this energy at a high rate. These batteries are used in certain portable consumer electronics such as laptop computers, PDAs and cell phones, which require gradual, consistent delivery of energy in low-power form. High-power batteries, on the other hand, are designed not only to store large amounts of energy, but also to deliver it at a very high rate, or in high-power form. While the battery market for high energy, low-power portable consumer products is mature and well supplied by several vendors, a market opportunity exists for advanced batteries that can deliver high-power in a light-weight and portable package.

High-power batteries can transform appliances, tools and equipment traditionally powered from electric outlets into more convenient, portable devices. These batteries are currently being used in cordless power tools with additional potential applications in home appliances and commercial cleaning equipment. Consumers in these initial applications continue to demand high-power batteries for portable applications that are smaller, lighter and longer lasting than those currently used. In addition, with escalating environmental concerns around battery disposal, the market is also increasingly focused on replacing the battery technologies which utilize toxic metals such as nickel or lead. High-power batteries may also replace small internal combustion engines that power widely available lawn and garden equipment such as hedge trimmers or lawn mowers, possibly providing size and weight advantages, eliminating the need for expensive fuel, reducing hydrocarbon emissions and reducing noise.

Challenges in Battery and Battery System Design

The performance and specific characteristics of rechargeable batteries depend on the properties of their materials, the design of the batteries and the battery systems and the manufacturing process.

Providers of rechargeable batteries face a number of challenges in addressing the requirements of transportation, electric grid services and consumer applications:

- *Delivery of sufficient power for target applications.* A battery must be able to deliver the electrical power required by the application. Electrical power, measured in watts, is the rate at which electrical energy is delivered. Having adequate power is particularly important in applications such as EVs, where acceleration is an essential component of performance.
- *Ability to operate for sufficient duration between charges.* A battery can provide a certain total amount of electrical energy to the application. Energy is the product of power and time, measured in watt hours. Batteries with higher energy can function for longer periods when used at a certain power than those of lower energy. Thus, in PHEV and EV applications, the energy of the battery determines the automobile's mileage range while it is running only on electricity.
- *Delivery of sufficient energy at high power.* The total energy that a battery can deliver also depends on the power requirements of the application being addressed. When a battery is used at higher power, the usable energy of the battery is less than it is at lower power. Battery types vary widely in the amount of energy that can be delivered when the battery is used at high power.
- *Ability to operate safely.* Safety is a primary concern for batteries used in consumer products, transportation vehicles and electric grid applications. For example, battery types differ in their susceptibility to thermal runaway, which is the internal generation of significant heat leading to battery damage and potential combustion.
- *Sufficient cycle and calendar life.* The cycle life of a battery is the number of times it can be recharged without significantly reducing its ability to accept a charge. The calendar life is the total time in service before the battery can no longer deliver the energy or power required by the application.
- *Ability to be rapidly charged.* Batteries differ in the time required to charge before use or in their ability to be partially-charged using a high power pulse. For example, HEVs require a battery that can be charged quickly in order to take advantage of the energy savings provided by regenerative braking.
- *Minimizing size and weight while delivering sufficient power and energy.* Size and weight are critical considerations for many battery applications, including automobiles and power tools. For a specific application, batteries with higher energy and power per unit of size and weight can be made smaller and lighter. This is especially important for portable and transportation applications.
- *Maintenance of charge when stored.* All batteries experience some self discharge, which is a slow loss of energy from the battery during storage. The rate of self discharge may be affected by battery chemistry, battery design or manufacturing quality. Self discharge tends to occur more rapidly when batteries are stored at high temperatures.
- *Power and energy degradation over life.* Batteries will lose some of their ability to deliver power and store energy throughout their normal usage life. The degradation typically increases with repeated charge and discharge and if the battery is exposed to high temperatures. The rate of power and energy degradation can determine the cycle life or calendar life of the battery.
- *Delivering maximum performance for the lowest cost.* Batteries are typically evaluated based on their performance in relation to their cost. The cost of raw materials and components and the battery's design are key factors affecting this evaluation. Other attributes such as manufacturing efficiency, battery system design and electronic control circuitry can also impact a battery system's cost.

- *Availability of raw materials.* For applications such as transportation and electric grid services, if widespread adoption occurs, the large expected volume will require batteries based on raw materials that are in abundant, readily available supply.
- *Requirements for environmentally-friendly disposal.* Nickel-cadmium and lead-acid rechargeable batteries contain toxic metals that raise environmental concerns in disposal. Consumer awareness and government regulations are contributing to the need for rechargeable batteries that contain materials that can be disposed of with the least harmful impact on the environment.

The most prevalent battery technologies currently available that address the transportation, electric grid services or consumer markets include:

- *Lead-acid batteries.* Lead acid is one of the oldest and most developed battery technologies. It is an inexpensive and popular storage choice that is generally reliable and relatively simple to manufacture. Most automobile manufacturers use lead acid in automotive starter batteries. Lead-acid batteries have also traditionally been used in electric grid services applications. However, lead-acid batteries are heavier per unit of stored energy than some other battery technologies and are therefore not practical for use in many consumer applications. They also have long charge times and low power output for their mass. In addition, lead can be hazardous to the environment.
- *Nickel-based batteries.* Nickel-based batteries come in two main forms: nickel cadmium, or NiCd, and nickel metal hydride, or NiMH. NiCd batteries are inexpensive and durable and have high power, making them suitable for consumer applications. However, cadmium metal is toxic and can cause several acute and chronic health effects in humans and NiCd batteries are hazardous to the environment. NiMH batteries, which provide a less toxic alternative to NiCd, have greater energy than lead-acid batteries and have been used in automotive applications, such as the Toyota Prius HEV model. Some NiMH batteries are light and have a fast charge rate, which makes them appropriate for use in portable products. However, NiMH batteries lack the energy density to make them practical for many PHEV and EV applications.
- *Conventional Lithium-ion Technologies.* Lithium-ion batteries have higher energy density than lead-acid, NiCd or NiMH batteries and can be made smaller and lighter than these batteries. After their commercial introduction in the early 1990s, lithium-ion batteries were adopted quickly for small portable electronics applications such as cell phones and laptop computers. However, until recently, lithium-ion technology was not widely used other than for small portable device applications due to limitations on their power, safety and life. Furthermore, the world's supply of cobalt, a metal used in most conventional lithium-ion batteries, is more limited than the supply of other metals used in advanced lithium-ion batteries.
- *Advanced Lithium-ion Batteries.* In the late 1990s, a new generation of lithium-ion chemistries capable of delivering improved performance emerged. Some of these technologies offered greater power. Other technologies introduced improvements in safety and battery life relative to conventional lithium-ion batteries. In addition, the development of lithium-ion polymer technology, utilizing modified chemistries and manufacturing methods, allowed a range of flat, or prismatic, battery shapes to be manufactured. However, existing limitations in the areas of safety and life prevented the widespread use of lithium-ion in large, high-power applications. Though some advanced lithium-ion batteries are safer than conventional lithium-ion, protective measures to prevent overcharge-related safety issues remain necessary. Furthermore, battery systems such as those being developed for HEV, PHEV and EV powertrains require not only higher levels of power and/or energy, but also the ability to function over a wide range of temperatures and a longer calendar life. For example, portable electronic devices only require about 300 to 400 recharge cycles and a calendar life of about three years, whereas typical vehicle applications require several hundred thousand shallow recharge cycles for HEV applications and several

thousand deep cycles for PHEV and EV applications, with a calendar life of approximately ten years.

- *Other Technologies.* Other technologies such as ultra capacitors and fuel cells have been considered as potential alternatives to batteries. Ultra capacitors are energy storage devices that deliver high power and have a long cycle and calendar life. However, they lack sufficient energy density to meet the needs of most battery applications. Fuel cells generate energy locally by consuming a fuel, usually hydrogen. Fuel cell systems currently offer similar energy density to advanced lithium-ion batteries, and may eventually be capable of greater energy density, but fuel cell systems typically have lower power and shorter calendar life. Moreover, hydrogen must be replenished after use, is difficult to store and distribute, and is currently produced in energy-inefficient ways.

Our Solution

We believe our batteries and battery systems overcome the limitations of other currently available lithium-ion formulations and non-lithium-ion battery technologies. Our solution is based on proprietary Nanophosphate chemistry originally developed by one of our founders, along with others, at the Massachusetts Institute of Technology and exclusively licensed to us. We continue to innovate our battery chemistry by improving our existing Nanophosphate chemistry and exploring new material chemistries. Our battery chemistry is supplemented with innovative battery designs as well as systems and pack technologies that increase the performance and scalability of battery systems used for high-power applications. As a result, while other battery technologies offer competitive performance in some metrics, we believe our batteries and battery systems deliver superior performance by combining the following key characteristics:

- *High power.* Our proprietary battery chemistry and design enable high electric power comparable to that available from ultra capacitor technology. For example, we developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that delivers more than ten times the W/kg as compared to the power delivered by the battery used in a standard Prius.
- *High useable energy.* Because our batteries maintain high power over a wide range of charge levels, our batteries provide more useable energy for a given size than many batteries based on other chemistries.
- *Improved safety.* Our batteries are more resistant than conventional and other advanced lithium-ion batteries to failures such as fire and explosion under certain conditions, including overcharge, overheating and physical damage.
- *Long cycle and calendar life.* Our batteries are designed to retain their power and energy over thousands of recharge cycles and for up to ten years of calendar life, allowing them to meet or exceed customer requirements in our target markets.
- *Fast charge capability.* Our proprietary battery chemistry and design enable some of our batteries to reach 90% charge from a fully discharged state in as few as six minutes.
- *Reduced size and weight.* The high power and high usable energy exhibited by our batteries allow us to design smaller and lighter battery systems using fewer batteries to meet an application's power and energy needs. In addition, our stable battery chemistry reduces the need for control electronics that add to the battery system's size and weight.
- *Low power degradation over life.* Our batteries lose less storage capacity than many competing batteries after repeated charging and exposure to high operating temperatures. As a result, we

have to add less excess capacity to our battery systems in order to account for power degradation over calendar life and still meet minimum end-of-life power requirements.

- *Compelling balance of cost and performance.* Our batteries are cost efficient in multiple areas. Lithium and other key materials used in our batteries are in readily available supply. The stability of our Nanophosphate chemistry can require less complex and hence cheaper control circuits at the system level compared to those used in other lithium-ion batteries. Furthermore, our batteries' higher power and energy density and lower power degradation can result in deployment of fewer batteries to meet specified application requirements.
- *Environmental benefits.* Unlike many other batteries, the active materials in our Nanophosphate batteries do not contain nickel or manganese compounds which are classified as toxic by the EPA in the Toxics Release Inventory. In addition, at the end of their useful life for a particular application, it may be possible to re-purpose our batteries for other applications, which maximizes the use of raw materials and resources. In addition, a significant portion of our battery's materials can be recycled when the battery is no longer in use.

Our Competitive Strengths

We believe the following combination of capabilities distinguishes us from our competitors and positions us to compete effectively and benefit from the expected growth in the advanced energy storage market:

- *Materials science and development expertise.* Our proprietary materials formulations and coating techniques allow us to adjust the characteristics of our battery components to meet different energy and power requirements across our many applications. For example, we have developed new battery components that operate in temperature environments ranging from −30°C to over 60°C. Our core materials science has been successfully taken from the research laboratory to the mass market, where it has been validated in high-volume production. We plan to continue to commercialize products based on our core materials and to explore a variety of next generation chemistries that are intended to provide even higher energy and power combinations without sacrificing battery safety or life.
- *Battery design capabilities.* We have been an innovator in the packaging of lithium-ion batteries. For example, we believe we were the world's first mass producer of cylindrical, aluminum, laser-welded packaged batteries. Prior to this development, most cylindrical batteries used crimped steel cans and internal mechanical designs that are heavier, have more difficulty delivering high currents, and are more permeable to humidity than our design. These capabilities allow us to introduce optimal packages in various forms and sizes designed to deliver our technology into many different applications. Over the past 18 months, we have introduced and/or are developing several new cylindrical battery models for diverse applications as well as several new prismatic, or flat rectangular, battery models targeted at the transportation market. Prismatic batteries offer improved battery density and provide a higher ratio of electrically active surface area to volume, leading to improved overall power.
- *Battery systems engineering and integration expertise.* A battery system typically includes a battery management system, battery supervisory circuits, state of charge algorithms, thermal management and power electronics. We have developed systems engineering and integration expertise in all of these areas. These capabilities allow us to customize our batteries and deliver fully-integrated systems, which are necessary to compete successfully in certain end markets. In addition, our system integration expertise allows us to understand system level requirements and inform our chemistry development process. It also provides us with the necessary expertise to partner with leading system integrators, understand their design requirements and assist them in developing solutions that take advantage of our battery products. We believe our system

engineering capabilities accelerate the adoption of our technology across our target markets by reducing the development and integration efforts of our system integration partners and end customers. We have two groups with integration capabilities located in Hopkinton, Massachusetts (electric grid services and heavy duty transportation), and Novi, Michigan (passenger vehicles and our Hymotion PHEV modules).

- *Vertical integration from battery chemistry to battery system design services.* We provide a broad spectrum of highly customized solutions to our partners and customers. Our vertical integration from batteries to battery systems has allowed us to develop flexible technology modules at every step of battery development, including a patent-pending scalable prismatic battery system architecture that allows common modules to be configured according to varied transportation customer requirements. The ability to work with partners and customers across the design process provides us with a better understanding of customer needs and allows us to customize our modules and design steps to their specific requirements. This understanding of our customer needs often reduces our development time because we can address design requirements at the chemistry, battery or battery system levels. Furthermore, by managing each design step from battery to battery system, we can better protect our intellectual property.

- *Industry-leading partners in focused markets.* We work with leaders in each of our target markets, such as AES, BAE Systems, BMW, Chrysler, Daimler, Better Place, SAIC and Gillette. We have entered into agreements relating to joint design and development efforts with several major passenger vehicle manufacturers and tier 1 suppliers, including BMW for its HEV program and SAIC for its HEV and PHEV programs. We also continue to work with General Electric to draw on their research and technology development expertise in our target markets. We believe our experience with our development partners provides us with a significant research and development advantage, greater access to end customers, market credibility and additional avenues to secure supply contracts.

- *High-quality, volume manufacturing facilities and proprietary process technologies.* We have over 700,000 square feet of manufacturing facilities in China, Korea, Michigan and Massachusetts. As of December 31, 2009, approximately 350,000 square feet are available for active manufacturing use. Our internal manufacturing operations provide us with direct control over the quality of our products and improve the protection of our materials science, systems and production process intellectual property. In addition, we believe our manufacturing control allows us to rapidly modify and adapt standard equipment for our particular production requirements, thereby reducing our overall development time to market. Over the past several years, we have developed high-volume production expertise and replicable manufacturing processes that we believe we can scale to meet increasing demands for our products. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification for 2010.

Our Strategy

Our goal is to utilize our materials science expertise, our battery and battery systems engineering expertise and our manufacturing process technologies to provide advanced battery solutions. We intend to pursue the following strategies to attain this goal:

- *Pursue markets and customers where our technologies create a competitive advantage.* We will continue to focus our efforts in markets where customers place a premium on high-quality batteries, innovation and differentiated performance. We believe our battery technologies, our design and systems expertise and manufacturing processes, provide us with a competitive edge in enabling new battery applications that address challenging design constraints and demanding performance requirements.

- *Partner with industry leaders to adapt and commercialize our products to best meet the requirements of our target markets.* In each of our target markets, we have entered into joint development and supply agreements with industry-leading companies. These relationships provide us insight into the performance requirements of that market, allow us to share product development costs, and position our products to serve as a key strategic element for our partner's success. We intend to continue to pursue partnerships in our target markets to enhance our product offerings and to facilitate expansion into new geographies.
- *Actively pursue federal and state incentive funding for battery development, facility expansion and job creation.* We intend to take advantage of U.S. government and state programs established to increase domestic investment in the battery industry. To date, we have been awarded a $249.1 million grant under the DOE Battery Initiative and have applied for a federal loan of up to $233 million to support our manufacturing expansion in the United States. We have been awarded loans, tax and other credits from the State of Michigan. We are pursuing other funding opportunities in the State of Michigan as well as the Commonwealth of Massachusetts.
- *Expand our manufacturing capacity in the United States.* As we receive sufficient federal and state incentive funding and the actual and anticipated future demand for our products increases as expected, we plan to further expand our domestic battery manufacturing capacity. Our plan involves building vertically integrated manufacturing plants in the United States that encompass the full production process, including the manufacturing of our proprietary cathode powder, electrode coating, battery fabrication and the assembly of complete battery systems ready for vehicle integration.
- *Remain on the forefront of innovation and commercialization of new battery and system technologies.* We intend to continue to innovate in materials science and product design to enhance the benefits of our product offerings. This innovation will be derived from our internal research and development efforts, from our close development partnerships with our customers and from licensing or acquiring new technologies developed by third parties. We maintain relationships with top industry leaders, government labs and universities to advance research and to track promising developments and technologies.
- *Reduce costs through manufacturing improvements, supply chain efficiencies and innovation in materials.* We intend to lower our manufacturing costs by improving our manufacturing performance and lowering our materials cost. As we continue to grow, we are focused on increasing the yield in our manufacturing and improving our margins as production volumes increase. We also manage our working capital requirements in manufacturing through inventory management and additional supply chain efficiencies. In addition, we continuously evaluate how to improve our product offerings and lower costs through further materials innovation. We are actively developing new materials with properties we believe will allow us to build batteries that require fewer control and electronic components and enable our battery systems to maintain or improve performance at a lower cost.

Our Products

Our current product offerings include batteries in various sizes and forms as well as packaged modules and fully-tested battery systems. The platform for battery and battery system development is our patented Nanophosphate material, which can be engineered to meet the strict requirements of a broad set of applications in our target markets.

Batteries

Our batteries based on our Nanophosphate technology for application development in the transportation, electric grid services and consumer markets, as summarized below:



Product	APR18650	ANR26650	AHR32113 Gen 1	AHR32113 Gen 2	Prismatic HEV	Prismatic APP72161227 PHEV/EV/E-REV
Nominal capacity* (Ah)	1.1 Ah	2.3 Ah	3.6 Ah	4.4 Ah	6 Ah	20Ah
Energy (Wh)	3.6 Wh	7.6 Wh	11.9 Wh	14.5 Wh	19.8 Wh	66 Wh
Power to energy ratio	Medium	High	Ultra High	Ultra High	Ultra High	Medium
Electrode type**	M1	M1	M1 Ultra	M1 Ultra	M1 Ultra	M1 HD
Status	Volume production	Volume production	Volume production	Prototype production	R&D prototype	Prototype production
Applications	Consumer and Professional Applications	Consumer and Professional, Hybrid Transit Buses, Electric Vehicles, Electric Grid Services	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Extended Range Electric Vehicles, Plug-In Hybrid and Electric Vehicles

* The capacity of a battery is the amount of charge it can store, typically given in units of amp hours, or Ah.

** We have developed several electrode technologies based on our Nanophosphate chemistry for our batteries depending on their application. M1 offers a combination of energy and power. M1 Ultra is designed for high power applications. M1 HD is designed for high energy applications.

- *APR18650.* The APR18650 (18 mm in diameter, 65 mm in height) has a similar design as the ANR26650, but comes in a smaller, industry-standard package. This battery is currently used in DeWalt's 18V Nano line of power tools. We are producing this battery through partnerships with third-party suppliers rather than building our own production capacity.
- *ANR26650.* We originally developed the ANR26650 (26 mm in diameter, 65 mm in height) for DeWalt's 36V series of professional power tools. This battery offers a combination of power and energy that allows it to be used in a diverse set of applications, including power tools, BAE Systems' Hybridrive system for the Daimler Orion VII hybrid-electric bus and AES's Smart Grid Stabilization Systems.
- *AHR32113.* The AHR32113 (32 mm in diameter, 113 mm in height) is designed for high-power HEV applications and to offer significantly higher power than our consumer batteries. The AHR32113 is designed to address markets where power is the main requirement and where cost per unit of power is the key metric. This battery is currently in production for hybrid systems produced by Magna Steyr. We have developed a new version of the AHR32113, Gen 2. This latest generation has increased both capacity and power while simultaneously reducing cost. The design was further optimized for high volume manufacturing and is currently in late stage validation. The Gen 2 has been sourced for HEV vehicle programs including those produced by BMW, Magna Steyr and Delphi for SAIC.
- *APP72161227.* The APP72161277 (7.2 mm thick, 161 mm wide, 227 mm in height) is designed for high-power PHEV and EV applications. Our 20Ah building block for PHEV and EV applications is currently in low-volume manufacturing. This prismatic cell is an Advanced high power, safe and long-life lithium-ion energy storage solution for next-generation applications and will be used in the Fisker Karma PHEV.

Battery Systems

Our energy solutions group offers a variety of fully packaged systems as well as sub-module building blocks for battery system development. Our development of integrated systems includes not only the packaging of our batteries, but also power electronics, safety systems, thermal management, testing, production and qualification. We design standard systems as well as custom systems using a modular design based on standard building blocks. We manufacture a variety of battery systems, in which batteries are connected in various configurations to meet the design requirements of specific applications. The following are examples of a modular building block based on our 32113 HEV cylindrical cells and various module designs using our scalable 20Ah prismatic cells.



Module based on 32113 cylindrical cells


A123
SYSTEMS

Flexible module designs based on 20 Ah prismatic cells

Our prismatic battery system's design allows for various battery configurations, providing pack design versatility for the automotive market. This design reduces retooling time when reconfiguring our assembly lines for different customers. Our battery systems are highly engineered to incorporate safety and control features that extend life and improve performance. Module-level fusing, temperature sensing and other safety controls provide additional containment safeguards to isolate and protect against cell-level failure. Active overvoltage protection provides monitoring and balancing of individual series elements to protect cells from abuse and to extend life. These battery systems are designed to accommodate either liquid or air-cooled thermal management systems, and have mechanical structures designed to withstand the harsh vibration and mechanical shock environment of automotive applications.

Current product offerings include the following:

- *BAE Systems Energy Storage Solution.* We produce an energy storage solution for BAE Systems' HybriDrive drive train for the Daimler Orion VII hybrid-electric bus. This 180 kW system incorporates our ANR26650 batteries into sub-modules that include a redundant, fault-tolerant design. Air-cooled with safety systems designed in, this energy storage solution reached volume production in 2008 as a replacement for a lead-acid solution that weighs approximately three times as much as our solution, with half the expected life.

- *Hymotion L5 Battery Range Extender Module.* Through our Hymotion brand, we offer an aftermarket conversion module to augment the performance of a standard Toyota Prius HEV through the 2009 model year, turning it into a PHEV capable of over 100 miles per gallon. This module provides fleets and consumers with a PHEV option.
- *Grid Service System.* We have developed and installed multi-megawatt battery systems for AES capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services.
- *Prismatic Module.* We are working with Fisker and other manufacturers such as Better Place and Daimler to develop and supply prismatic battery systems.

Technology Overview

Lithium-ion batteries are rechargeable batteries in which lithium is reversibly transported through a nonaqueous liquid electrolyte, or ionically conductive medium, between positive and negative electrodes that store lithium in the solid state. Lithium-ion batteries are distinguished from disposable lithium batteries, or rechargeable lithium metal batteries, by not utilizing metallic lithium as a negative electrode material. Instead, both electrodes utilize compounds in which lithium atoms may be stored at relatively high concentrations without forming lithium metal, an attribute that is key to safe and prolonged recharging. The non-aqueous electrolyte in lithium-ion batteries allows operation at a high voltage (about 2.5-4.4 V for current technology) without suffering electrolyte decomposition. The combination of a high voltage and high charge storage capacity in both the positive and negative electrodes provides for the high specific energy (50-230 Wh/kg) and energy density (100-450 Wh/liter) of current lithium-ion batteries. These energy values span a wide range for several reasons. Batteries designed for high power typically utilize thin electrode coatings which result in lower overall active materials content and therefore lower energy. The energy per mass and per volume also varies with form factor, cylindrical batteries typically having higher values than prismatic batteries, and battery size, smaller batteries typically having lower values due to higher packaging factor. Importantly, the choice of positive and negative electrode materials has a large impact on the energy that can be stored and the power that can be delivered using a specific battery.

We are primarily focused on developing a new generation of lithium-ion batteries and battery systems to serve applications and markets outside the historical domain of lithium-ion. These applications include HEVs, PHEVs and EVs, electric grid ancillary services, and consumer products. These applications frequently require battery systems having much higher total energy or power outputs than required by previous lithium-ion applications, and place a premium on one or more of the attributes of high energy, high power, improved safety, and long life. We also maintain an active research and development effort to develop future generations of materials for several key components of battery systems, and improved battery and battery systems designs to take advantage of the attributes of those materials.

Customers and Development Partners

Our primary customers and development partners are industry-leading companies that value and require high battery performance. Our customers and development partners span multiple industries and include the following organizations in our target markets:

- *Transportation.* We are currently working under non-exclusive arrangements with major global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for the HEV, PHEV and EV markets. We have entered into a supply agreement with BMW to supply HEV batteries, and we have entered into a development agreement with Delphi to develop battery systems for a mass-produced HEV by SAIC Motor Co. Ltd., or SAIC, in China. We have also entered into development agreements with SAIC to develop a demonstration battery system for an EV and a battery system for a PHEV. To assist us in getting penetration into China's transportation industry, our wholly-owned subsidiary, A123 Systems Hong Kong Limited, entered into a joint venture agreement in December 2009 with SAIC for the development, production and sale of the vehicle battery systems in China for use in HEVs and EVs. We entered into a supply agreement with Fisker Automotive, Inc., or Fisker, in January 2010. Under the terms of the agreement, we were designated as the supplier of the battery systems for Fisker's Karma PHEV programs. Our other automotive development partners include tier 1 suppliers, such as Magna Steyr, major automobile manufacturers and EV manufacturers, such as Renault, and network operators such as Better Place, which provides EVs with lithium-ion battery systems that can be easily recharged or switched through a network of charge locations and battery switch stations. Our March 2009 supply agreement with Magna Steyr provides for an initial seven-year term during which Magna Steyr may order batteries from us based on a monthly forecasts over a rolling three-month period. In the heavy-duty vehicle market, we are supplying battery systems to BAE Systems pursuant to a May 2007 development and supply contract. BAE Systems is initially using our battery systems in its HybriDrive propulsion system, which is currently being deployed in Daimler's Orion VII hybrid electric buses. We have also been selected by, and are currently negotiating a contract with, Daimler to supply battery systems for use in systems developed by Daimler's EvoBus subsidiary.

- *Electric Grid Services.* We have developed multi-megawatt battery systems for AES capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services. The first of the AES systems, a two megawatt system housed in a 53-foot trailer, is installed at an AES facility in California, and we have shipped additional units for AES, totaling 16 megawatts that have been installed and commissioned at AES Gener's Los Andes substation in the Atacama Desert in Chile. In September 2009, we shipped a grid unit to our second customer, SCE, for the purchase of two SGSS units to be installed at SCE's testing facility in California for use in a pilot program. The SGSS units were delivered to SCE in December 2009. In addition, we have been selected as the battery supplier to three upcoming Smart Grid projects funded by recent DOE ARRA funding awards to SCE and The Detroit Edison Company, or DTE, to demonstrate the viability of advanced Smart Grid technologies. SCE will use our advanced battery technology and DOE funding to implement a $53.5 million Tehachapi Wind Energy Storage Project. DTE is expected to use our battery technology in its plan to implement Community Energy Storage systems in its Michigan service territory.
- *Consumer.* We have entered into license and materials supply agreements with Gillette pursuant to which we granted Gillette an exclusive license to certain of our technology and are supplying materials to Gillette for use in their consumer products (excluding power tools and certain other consumer products). Black & Decker has developed a number of product lines using our batteries. We are also considering opportunities in emerging applications, including lawn and garden tools and vacuums. In addition, we are developing and selling products for consumer applications, selling primarily through a network of global distributors.

We also sell our batteries and battery systems directly to end-user customers as well as through reseller and distributor channels.

Pursuant to our joint venture agreement with SAIC, we will invest $4.7 million into the joint venture in return for 49% of the registered capital of the joint venture. The parties will share management control of the joint venture equally. The agreement provides that the subsidiary is responsible for supplying the joint venture with our battery cells according to the joint venture's production plan and for providing certain services and granting technology licenses to the joint venture under terms and conditions, including fees and royalties, to be agreed upon. Both parties agreed not to establish any new joint venture or any new business in China that would compete with the joint venture's activities in China. The agreement is for a twenty-year term and may be extended by mutual agreement of the joint venture parties and approval of the relevant Chinese authorities. In connection with the agreement, we irrevocably and unconditionally guaranteed to SAIC the full and prompt performance by our subsidiary of its obligations under the agreement. Under our agreement with SAIC, we have agreed not to establish any new joint venture or any new business in China that would compete with the joint venture's production of battery systems in China.

Under our exclusive license agreement with Gillette, Gillette paid us an up-front fee of $22.5 million and a support fee of $2.5 million during 2008. Gillette will also be required to pay us an additional license fee following the completion of a support period. In addition, the agreement requires Gillette to pay us royalty fees on net sales of products that include our technology. We have agreed with Gillette that if, during a certain period following execution of the license agreement, we enter into an agreement with a third party that materially restricts Gillette's license rights under the license agreement, then we may be required to refund to Gillette all license and support fees paid to us by Gillette under the license agreement, plus, in certain cases, an additional amount to cover Gillette's capital and other expenses paid and/or committed by Gillette in reliance upon its rights under the license agreement.

We made a $23 million total investment in Fisker, consisting of $13 million in cash and $10 million in shares of A123 common stock in January 2010.

Our contracts with customers include the purchase of our products, and in some cases, engineering and design work, maintenance and support services. These contracts include terms and conditions, including payment, delivery and termination that we believe are customary and standard in our industry. None of our customers are contractually committed to purchase any minimum quantities of products from us and orders are generally cancelable prior to shipment. In addition, government entities may terminate their contracts with any party at any time. As a result, we do not disclose our order backlog, since we believe that our order backlog at any particular date is not necessarily indicative of actual revenue for any future period.

Government Initiatives and Contract Research

Federal Government

In February 2009, the U.S. government enacted the ARRA, which provides for $2 billion in grants under the DOE Battery Initiative to support the construction and capacity expansion of U.S. manufacturing plants to produce batteries and electric drive components for HEV, PHEV and EV vehicles. We were selected to receive a $249.1 million grant award under the DOE Battery Initiative to support our manufacturing expansion and in December 2009 we completed an agreement on the grant's terms and conditions. We are required to spend one dollar of our own funds for every incentive dollar we receive under the DOE Battery Initiative. We have incurred allowable costs entitling us to receive approximately $6.1 million in reimbursements which we have reported to DOE.

We have also applied for direct loans under the DOE ATVM Program to support our manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $233 million under the ATVM Program. We expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government.

State of Michigan

The State of Michigan has awarded us a $10.0 million grant as an incentive to establish a lithium-ion battery manufacturing plant. We received $3.0 million of the $10.0 million grant in March,

2009, with the remainder to be paid based on the achievement of certain milestones in our facility development. We have used $2.2 million of these funds and intend to continue to use these funds to support the expansion of our facility in Livonia, Michigan.

In October 2009, we entered into a *High-Tech Credit* agreement with MEGA pursuant to which we are eligible for a 15-year tax credit, beginning with the 2011 fiscal year or 2010 fiscal year if we elect. This credit has an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan. In November 2009, we entered into a *Cell Manufacturing Credit* agreement with MEGA pursuant to which we are eligible for a credit equal to 50% of our capital investment expenses commencing January 2009, up to a maximum of $100 million over a four-year period related to the construction of our integrated battery cell manufacturing plant. The credit shall not exceed $25 million per year beginning with the tax year of 2012. The credit may be claimed under the Michigan Business Tax, or MBT, Act which states that an election may be made on each year's MBT return where the credit is claimed, to either have the amount of the credit that exceeds the respective year's MBT liability to be refunded or carried forward for ten years. We are required to create 300 jobs no later than December 31, 2016 in order to receive the tax credit. The tax credit is subject to a repayment provision in the event we relocate 51% or more of the 300 jobs outside of the State of Michigan within three years after the last year in which we received the tax credit. Through December 31, 2009, we have incurred expenses related to the construction of our facility, and we are expecting to receive approximately $6.3 million in refundable tax credits related to these expenses.

The State of Michigan has also offered us a low interest forgivable loan of up to $4.0 million effective August 2009 with the objective of conducting advance vehicle technology operations to promote and enhance job creation within the State of Michigan. To receive advances from the loan, we are required to achieve certain key milestones related to the development of our manufacturing facility. If we create 350 full time jobs by August 2012, this milestone will trigger complete forgiveness of the debt. We have not yet met the first milestone required to receive the initial advance from this loan.

In December 2009, the State of Michigan offered us a $2.0 million grant to develop and improve of the quality of application of energy efficient technologies and to create or expand the market for such technologies. We are required to demonstrate a smart grid stabilization system combined with renewable power sources such as solar and wind that will help power our Livonia plant to produce the batteries that will electrify transportation and stabilize the grid. We have received an initial advance of $0.9 million, and we will receive the remainder upon expending 90% of the initial advance. In addition, we entered into an agreement with the City of Livonia which provides us a complete exemption from personal property taxes incurred in Livonia, on all new personal property during the exemption period commencing on December 31, 2009. The exemption will continue through December 31, 2023 provided we invest at least $24.0 million in personal property and create or locate 350 new jobs in the eligible district.

We are seeking other incentives from the State of Michigan, including designation of our site selection as a "Renaissance Zone", which would provide potential tax benefits over a 15-year period if approved.

Massachusetts

We are seeking rebates, tax exemptions, tax credits and financing that the Commonwealth of Massachusetts has offered to support the expansion of our facilities in Massachusetts. The availability of these incentives will be subject to the completion of applications, compliance with program requirements and the negotiation of applicable agreements.

Contract Research

We have received awards from the Department of Energy's collaboration with the United States Advanced Battery Consortium, or USABC. In December 2006, we commenced the HEV battery development program with the USABC. It is a $15 million program, with a 50-50 cost share whereby the USABC will provide us up to $7.5 million, designed to accelerate development of a high-performance, low cost HEV battery. The second A123 USABC program is a $12.5 million program, also with a 50-50 cost share, with a goal of developing high-energy, low cost PHEV batteries. Under this program, we are targeting the development of two different kinds of PHEV batteries, one with ten miles of electric equivalent range and the other with 40 miles of electric equivalent range.

Manufacturing

Our global supply chain and manufacturing infrastructure can produce millions of batteries and hundreds of tons of active materials per year. We measure our product shipments in watt hours, which is the energy capacity of a single battery for a single complete discharge.

Watt hours, or Wh, are the amp hour storage capacity of a battery multiplied by its voltage. The average battery voltage for our 26650 battery is 3.3 volts, or 3.3 V. We determine amp hour storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and discharging it to zero capacity (2 volt charge level). A battery's usable energy capacity is determined at the application level. For example, our 26650 battery has a nominal capacity of 2.3 Ah and operates at 3.3 V, resulting in 7.59 Wh.

As of December 31, 2009, we estimate that our annual manufacturing capacity was approximately 169.3 million watt hours.

We have over 700,000 square feet of manufacturing facilities worldwide where we produce or intend to produce our batteries, from raw powder to finished batteries and battery systems using both our facilities and third party contractors. Our primary manufacturing facilities are located in Changzhou, China in an export processing zone. We produce our prismatic batteries at our facilities in Korea and Changchun, China. Risks attendant to our foreign operations are discussed in Item 1A of our Annual Report on Form 10-K filed with the SEC on March 15, 2010 under the heading *Risks Associated with Doing Business Internationally and Specifically in China and Korea.* We also have the capability to manufacture and assemble low volume, high value-add battery modules and systems at our energy solutions group facility in Hopkinton, Massachusetts.

We commenced commercial production of powder in the third quarter of 2005 and outsourced the coating and battery and battery system assembly. Initial battery production ramp-up commenced in the third quarter of 2005 and our first commercial batteries began shipping in February 2006. During 2007, we commenced construction of two additional plants for the expansion of powder production and new coating production and signed a lease for a third plant for new battery assembly at our Changzhou location. We completed the qualification of these plants for full volume production in 2007.

While our current concentration of manufacturing facilities is in Asia, we are proceeding to aggressively expand our domestic battery manufacturing capacity by establishing vertically-integrated manufacturing plants in the United States that would perform all of the stages of the manufacture of batteries and battery systems. Our planned U.S. expansion depends upon our receipt of sufficient federal and state incentive funding and is intended to complement our existing manufacturing facilities in Asia. The goal of this expansion, which would occur gradually and over several years, is to significantly improve specific operational output in powder, coating and cell assembly.

The first phase of this expansion is taking place in Livonia, Michigan, where we intend to produce prismatic and cylindrical cells and systems using the same processes and equipment we currently use in our Asian factories. We also entered into a lease in December 2009 for an additional facility in Romulus, Michigan.

The manufacturing of our batteries and systems requires several integrated stages: powder synthesis, cathode and anode coating, battery and battery system assembly. We continue to augment the degree of automation in each of these stages, transitioning from semi-automated production lines, to production lines with fully automated process bays and high volume equipment, where the only manual steps consist of loading and monitoring equipment and performing certain quality control processes.

Our manufacturing operations allow us to directly control product quality and minimize the risks associated with having to disclose proprietary technology to outside parties during production. In Asia, to further protect our intellectual property, we use separate manufacturing facilities for each phase of battery production. We control every stage in the manufacture of our products except for the final assembly of our 18650 batteries where we are producing this battery through partnerships with third-party suppliers rather than building our own production capacity.

Our powder, coating and assembly facilities incorporate environmental control and processing systems in a modular design geared for easy and rapid capacity expansion. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new production environments that offer comparable performance to that of our current plants.

We also are seeking to lower our manufacturing costs and to improve our cost per Wh manufactured by refining processes and intermediate quality control to improve manufacturing yields, obtaining raw material and component volume discounts, consolidating sub-contractors, substituting certain raw materials, managing inventory and optimizing shipping costs. While our manufacturing philosophy is designed to achieve low cost in order to maintain sustainable competitive advantage, it is also focused on providing world class quality. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification in 2010.

Sales and Marketing

We market and sell our products primarily through a direct sales force, consisting of individuals who have backgrounds in either electrical or mechanical engineering and who generally have experience selling batteries and battery systems into the specific market segments to which they are assigned. In November 2009, we created two focused business groups—one dedicated to the transportation market and the other to cell design and development—to best serve customers across all of our vertical markets. The newly formed business organizations are the Automotive Solutions Group and the Cell Products Group. These groups operate alongside the existing Energy Solutions Group, which serves electric grid and consumer markets. The Automotive Solutions Group is comprised of dedicated engineering and product development experts and sales and marketing professionals with extensive automotive experience and locations in Michigan, Massachusetts and Germany. In the transportation market, we are focusing sales of our batteries and battery systems to automotive manufacturers either directly or through tier 1 suppliers. We are working with automotive manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs and EVs. At the same time, we are working with tier 1 suppliers who are developing integrated solutions using our batteries.

In the electric grid market, our initial sales have been made directly through our sales force. In the consumer market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. We also have value added partners in the United States, Europe, and Asia who integrate our products into consumer applications. Our indirect channel sales are made primarily through these value-added distributors and sales representatives in North America, Europe and Asia which focus on non-major customer accounts.

Our direct sales force is based in the United States and Europe. We are expanding our sales presence in the United States and Europe and are seeking to expand our presence in Asia as our business in those regions continues to develop. We expect international markets to provide increased opportunities for our products.

We have entered into strategic relationships with business partners based in Europe, China and Japan who have complementary technologies for, and experience in, the transportation, electric grid and other markets and we may enter into strategic relationships with business partners based in other countries. We entered into a joint marketing agreement with IHI Corporation in October 2009 to assess market opportunities in Japan and to serve potential customers in the Japanese transportation, industrial and marine markets. Under the terms of the agreement, we will investigate market opportunities, train IHI employees on our product offerings, and pursue new energy storage business opportunities with IHI in the Japanese market.

We believe that forming such relationships could help to achieve cost economies in product development and manufacturing, provide us with the ability to take advantage of any available local government stimulus funding and related incentives, result in optimized products and provide advantages in marketing and selling our products in the geographic markets where our partners are based.

Our sales cycles vary by market segment and typically follow a lengthy development and qualification period prior to commercial production. For example, in the automotive market, a customer's preliminary technology review generally ranges from three to twelve months and product development generally ranges from twelve to eighteen months. We expect that the total time from customer introduction to commercial production will range from three to five years depending on the specific product and market served. In the electric grid services market, our initial test system development for AES has taken approximately nine months, and we expect that the initial production systems will take an additional six to twelve months to be manufactured, shipped and installed. In the consumer market, the time from introduction to commercial production can take up to three years or more.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and our collaborative relationships with our strategic investors and business partners.

As of December 31, 2009, we had 24 employees in sales and marketing, including 20 sales professionals.

Research and Development

Our research and development efforts are focused on developing new products and continuously improving the performance of existing products. We design our products for performance metrics such as energy density (the amount of energy per volume of the battery), specific energy (the amount of energy per mass of the battery), power density (the amount of power per volume of the battery) and specific power (the amount of power per mass of the battery), cycle life, calendar life and numerous safety and abuse-tolerance metrics. We focus our research and development efforts on the following areas:

- *Improving the energy, power, life and safety of key electrode-active materials.* At our Watertown, Massachusetts and Ann Arbor, Michigan facilities we devote substantial efforts to developing new compositions and structures of cathode and anode materials and low-cost processes for synthesizing these materials. These compositions and processes are validated at laboratory and pilot-plant scales before being transitioned to our high-volume manufacturing facilities.

- *Developing battery component formulations and chemistries.* The optimization of lithium-ion batteries requires consideration of interrelated electrical, chemical and mechanical phenomena that occur within batteries during field use. We develop proprietary cathode and anode formulations and coating procedures, as well as proprietary electrolyte compositions that are evaluated along with other critical components to arrive at complete battery designs.
- *Electrical, mechanical, and thermal design.* Physical battery design is an important consideration for the sealability, durability, cooling and abuse-tolerance of lithium-ion batteries, especially those used in large high-power battery systems. We have and continue to develop innovative constructions for our cylindrical and prismatic battery products. This development work takes place across several of the company's research and development and manufacturing facilities in the United States, China and Korea.
- *Battery systems-level design.* We develop battery systems that can be used by a number of customers, and we work with our customers to develop customized battery systems for specific applications. We have also developed a modular and highly scalable battery system design for our prismatic battery systems. This work takes place primarily within our energy systems group, at facilities located in Hopkinton, Massachusetts and Novi, Michigan. We intend to transfer the work conducted at our facility in Novi, Michigan to our new facility in Livonia, Michigan in March 2010.

We believe that our ability to deliver higher performance batteries and battery systems depends upon the rapid and effective transfer of the technology developed in our research and development laboratories into high volume manufacturing. Therefore, we maintain pilot plant capabilities at our Massachusetts and Michigan facilities, and we reserve a portion of our production capacity for structured experiments related to manufacturing process development.

As of December 31, 2009, we had 239 research and development employees worldwide. Research and development expenses totaled $13.2 million in 2007, $37.0 in 2008 and $48.3 million in 2009.

Universities and National Laboratories

An important part of our overall research activities are our relationships with universities and national laboratories. We maintain active collaborations with the Massachusetts Institute of Technology relating to electrode materials for batteries used in transportation applications, the University of Michigan relating to the development of manufacturing technology designed to support transportation applications, Michigan State University relating to the development of materials technology designed to support next generation battery cell products, and The University of Texas relating to electrochemical and thermal cell modeling designed to support transportation and grid applications, as well as several U.S. Department of Energy laboratories, including Lawrence Berkeley National Laboratory relating to investigating the life of lithium-ion batteries, Argonne National Laboratory relating to validating cell performance test results conducted for USABC in transportation applications, Idaho National Laboratory relating to evaluating our Hymotion L5 battery modules in transportation applications and the National Renewable Energy Laboratory relating to validating thermal cell testing activity and module level thermal modeling. Some of these collaborations take place under the auspices of the USABC, which is comprised of Chrysler, Ford and GM. Since inception through December 31, 2009, we have invested $145.0 million into our research and development activities of which we have been reimbursed through government grants for $18.7 million. We also received $22.4 million from U.S. government agencies for research and development services. As of December 31, 2009, we expect to spend an additional $4.9 million for the USABC programs of which we expect to be reimbursed for $2.5 million.

Competition

Competition in the battery industry is intense and rapidly evolving. Our markets are subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new technologies. We believe the primary competitive factors in our markets are:

- product performance, reliability and safety;
- integrated solutions;
- product price; and
- manufacturing capabilities.

We face competition from joint venture companies in our industry. For example, in 2008, Bosch and Samsung formed LiMotive to focus on the development, production and marketing of lithium-ion battery systems for use in HEVs and other electric vehicles. Dow Chemical established of a joint venture with Kokam America and others, to build a facility in Michigan for the manufacture of lithium polymer batteries for use in HEVs and other electric vehicles.

In the rechargeable battery market, the principal competitive technologies currently marketed are lead-acid, nickel-cadmium, nickel metal hydride and lithium-ion batteries. Our primary competitors who have announced the availability of either lithium-ion or other competing rechargeable battery products include Panasonic, BYD, LG, Lithium Energy Japan (Mitsubishi-GS Yuasa), Blue Energy Company (Honda-GS Yuasa), and LiMotive and Samsung, among others.

Within each of our target markets, we encounter the organizations named above as well as other competitors:

- *Transportation.* In the transportation market, we compete with various battery companies, many of which are large or formed by large companies, including, Panasonic, LiMotive, Automotive Energy Supply Corporation, Johnson Controls-Saft Advanced Power Solutions, Toshiba, Kokam, Hitachi, Ltd., LG, GS Yuasa, Sony, Lithium Energy Japan, EnerDel Inc., Valence and MES-DEA S.A.
- *Electric Grid Services.* In the electric grid services market, we compete with Saft and Altairnano. We also expect competition from manufacturers of other new battery technologies, such as sodium-sulphur from NGK Insulators, Ltd. in Japan and redox flow batteries under development from companies including Prudent Energy that may provide large scale energy storage for grid applications. Finally, we may encounter competition from developers of flywheel technologies, such as Beacon Power Corp. A flywheel electric grid energy storage system draws electrical energy from the utility grid and stores it in a rotating flywheel, making it available when needed at a later time through a motor-generator system.
- *Consumer.* Our principal competitors in this market are Panasonic, Sony, Samsung, LG, Valence and E-One Moli Energy Corp. We also are aware of other vendors making batteries in China under a variety of different manufacturing labels for this market.

Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and conduct of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of December 31, 2009, we owned or exclusively licensed a total of 19 United States patents, with 77 United States pending patent applications and 29 foreign issued patents, with 151 pending foreign patent applications.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We use trademarks on some of our products and believe that having distinctive marks may be an important factor in marketing our products. We have registered our A123® and A123 Systems® marks in the United States and internationally. Our other trademarks include the A123 Systems logo. We have also registered some of our marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

We often enter into research and development arrangements with the federal government or other government agencies that require us to provide pure research, in which we investigate design techniques on new battery technologies. Generally, our research and development arrangements provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly-created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party.

With respect to the two research and development awards we have received to date from the USABC for HEV and PHEV battery development, our contracts provide that we own all intellectual property rights we acquire or develop during our research and development activities so long as we agree to contribute at least a 50% share of the total program costs under each program's 50-50 cost share arrangement. If we do not make our 50% cost share contribution, then we are required to grant the USABC a nonexclusive, fully paid, worldwide, irrevocable license to our intellectual property rights to any application of the relevant technology, under reasonable terms and conditions.

Employees

As of December 31, 2009, we had 1,627 full-time employees, with 239 in research and development, 1,199 in manufacturing operations/supply chain, 24 in sales and marketing and 165 in general and administration.

Of our full-time employees, 345 are located in the United States and 1,282 are abroad. We consider our current relationship with our employees to be good.

None of our employees are represented by labor unions or have collective bargaining agreements, except for certain employees in our Changzhou, China facilities who established a Labor Union Commission in 2007.

Segments and Geographic Information

We have determined that we have one operating segment. For more information about our segments, and for financial information about geographic areas, see Note 2 to our consolidated financial statements, *Summary of Significant Accounting Policies—Segment, Geographic and Significant Customer Information*.

Additional Information

Periodic reports, proxy statements and other information are available to the public, free of charge, on our website, *www.a123systems.com*, as soon as reasonably practicable after they have been filed with the Securities and Exchange Commission, or SEC, and through the SEC's website, *www.sec.gov*. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the NASDAQ Global Market under the symbol "AONE" on September 24, 2009. The following table sets forth the high and low sale prices as reported on the NASDAQ Global Market during each of the previous two quarters.

	Common Stock Price	
	High	Low
2009		
Third Quarter (beginning September 24, 2009)	$22.10	$ 16.56
Fourth Quarter	$28.20	$14. 31

As of March 11, 2010, we had approximately 211 stockholders of record. We have not paid any cash dividends since inception and do not anticipate paying cash dividends in the foreseeable future. Our term loan restricts our ability to pay cash dividends.

Corporate Performance Graph

The following Performance Graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative 3-month total return attained by shareholders on A123 Systems, Inc.'s common stock relative to the cumulative total returns of the NASDAQ Composite index and the Dow Jones US Electrical Components & Equipment TSM index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock on 9/24/2009 and in each of the indexes on 8/31/2009 and its relative performance is tracked through 12/31/2009.

COMPARISON OF 3 MONTH CUMULATIVE TOTAL RETURN*
Among A123 Systems, Inc., The NASDAQ Composite Index
And The Dow Jones US Electrical Components & Equipment TSM Index


$140
$120
$100
$80
$60
$40
$20
$0
9/24/09
9/30/09
10/31/09
11/30/09
12/31/09
A123 Systems, Inc.
NASDAQ Composite
Dow Jones US Electrical Components & Equipment TSM

*$100 invested on 9/24/09 in stock or 8/31/09 in index, including reinvestment of dividends.
Fiscal year ending December 31, 2009.

	9/24/09	9/30/09	10/31/09	11/30/09	12/31/09
A123 Systems, Inc.	100.00	105.08	96.90	79.60	110.60
NASDAQ Composite	100.00	105.45	101.96	107.04	113.03
Dow Jones US Electrical Components & Equipment TSM	100.00	108.56	103.30	105.70	116.90

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Selected Financial Data

You should read the following selected financial data together with our consolidated financial statements and the related notes contained in this report. We have derived the consolidated statements of operations data for each of the three years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from the audited consolidated financial statements contained in this report. The selected consolidated balance sheet data as of December 31, 2005, 2006, and 2007, and the statement of operations data for the years ended December 31, 2005 and 2006, have been derived from the audited consolidated financial statements.

The historical financial information set forth below may not be indicative of our future performance and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to those statements included in this report.

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands)				
Revenue:					
Product	$ —	$ 28,346	$ 35,504	$ 53,514	$ 76,519
Research and development services	749	6,002	5,845	15,011	14,530
Total revenue	749	34,348	41,349	68,525	91,049
Cost of revenue:					
Product		28,960	38,320	70,474	83,778
Research and development services[1]		4,417	4,499	10,295	9,963
Total cost of revenue		33,377	42,819	80,769	93,741
Gross profit (loss)		971	(1,470)	(12,244)	(2,692)
Operating expenses:					
Research and development	11,164	8,851	13,241	36,953	48,286
Sales and marketing	862	1,537	4,307	8,851	8,455
General and administrative	3,000	6,129	13,336	21,544	26,004
Total operating expenses	15,026	16,517	30,884	67,348	82,745
Operating loss	(14,277)	(15,546)	(32,354)	(79,592)	(85,437)
Other income (expense):					
Interest income	378	871	1,729	1,258	165
Interest expense	(422)	(641)	(716)	(812)	(1,206)
Gain (loss) on foreign exchange	—	—	502	(724)	682
Unrealized loss on preferred stock warrant liability	—	(362)	(57)	(286)	(515)
Other (expense) income, net	(44)	(132)	1,458	(564)	(874)
Loss from operations, before tax	(14,321)	(15,678)	(30,896)	(80,156)	(86,311)
Provision for income taxes	—	40	97	275	278
Loss from operations, net of tax	(14,321)	(15,718)	(30,993)	(80,431)	(86,589)
Cumulative effect of change in accounting principle	—	(57)	—	—	—
Net loss	(14,321)	(15,775)	(30,993)	(80,431)	(86,589)
Less: Net loss (income) attributable to the noncontrolling interest	—	—	27	(39)	810
Net loss attributable to A123 Systems, Inc.	(14,321)	(15,775)	(30,966)	(80,470)	(85,779)
Accretion to preferred stock	(35)	(26)	(35)	(42)	(45)
Net loss attributable to A123 Systems, Inc. common stockholders	$(14,356)	$(15,801)	$(31,001)	$(80,512)	$(85,824)
Other Operating Data:					
Shipments (in watt hours, or Wh) (in thousands)[2]	—	20,016	32,010	44,900	66,461

(1) In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

(2) We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge of a battery. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

	As of December 31,				
	2005	2006	2007	2008	2009
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 5,900	$ 9,484	$ 23,359	$ 70,510	$457,122
Working capital	3,069	14,314	30,727	69,345	470,424
Total assets	18,562	47,668	105,146	208,960	618,090
Preferred stock warrant liability	—	694	664	950	—
Long-term debt, including current portion	3,623	5,404	6,071	10,522	13,894
Redeemable convertible preferred stock	32,595	62,884	132,914	234,954	—
Redeemable common stock	—	—	—	11,500	—
Total A123 Systems, Inc. stockholders' (deficit) equity	(24,637)	(34,032)	(62,603)	(133,428)	528,220

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this report.

Overview

We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our target markets are the transportation, electric grid services and consumer markets.

We market and sell our products primarily through a direct sales force. In the transportation market, we are focusing sales of our batteries and battery systems to automotive and heavy duty vehicle manufacturers either directly or through tier 1 suppliers. We work with automotive and heavy duty vehicle manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs, and EVs, and are engaged in design and development efforts with several automotive and heavy duty vehicle manufacturers and tier 1 suppliers. At the same time, we work with tier 1 suppliers who are developing integrated solutions using our batteries. In the electric grid services market, our agreement with AES Energy Storage, LLC, a unit of AES Corporation, was initiated directly by our sales force. In the consumer market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. We have entered into an exclusive agreement to license certain of our technology in the field of consumer electronic devices (excluding power tools and certain other consumer products) and expect to receive royalty fees on net sales of licensed products that include our technology. We expect to expand our sales presence in Europe and Asia as our business in those regions continues to grow. We expect international markets to provide increased opportunities for our products. We opened our first European sales office in Germany in May 2009.

Our sales cycles vary by product and market segment. Most of our batteries and battery systems typically undergo a lengthy development and qualification period prior to commercial production. We expect that the total time from customer introduction to commercial production will range up to five years depending on the specific product and market served. Our long and unpredictable sales cycles and the potential large size of battery supply and development contracts cause our period-to-period financial results to be susceptible to significant variability. Since most of our operating and capital expenses are incurred up-front based on the anticipated timing of estimated design wins and customer orders, the loss or delay of any such orders could have a material adverse effect on a period's results. The variability in our period-to-period results will also be driven by likely period-to-period variations in product mix and by the seasonality experienced by some of the end markets into which we sell our products.

We have been expanding our manufacturing capacity since inception, including the current expansion of our Livonia and Romulus, Michigan facilities, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We intend to accelerate the expansion of our manufacturing capacity subject to actual and anticipated future demand for our products and the receipt of stimulus funds from the U.S. and state governments. We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial condition and results of operations. We have made and continue to make significant up-front investments in our manufacturing capacity, which negatively impact earnings and cash balances, but we expect these investments will increase our revenue in the long term.

Our research and development efforts are focused on developing new products and improving the performance of existing products. We fund our research and development initiatives both from internal and external sources. As part of our development strategy, certain customers fund or partially fund research and development efforts to design and customize batteries and battery systems for their specific application.

We have continued to experience significant losses since inception, as we have continued to invest significantly to support the anticipated growth in our business. In particular, we have invested in product development and sales and marketing in order to meet product requirements of our target markets and to secure design wins that may lead to strong revenue growth and general and administrative overhead to develop the infrastructure to support the business. We have also invested in the expansion of our manufacturing capacity to meet anticipated demand and our battery systems capabilities to provide battery systems solutions to our customers. As our business grows, the key factors to improving our financial performance will be revenue growth and revenue diversification into the transportation and electric grid services markets. Our revenue growth and revenue diversification will depend on our ability to secure design wins in the transportation and electric grid services markets. Higher revenue will also impact gross profit positively as higher production volumes will provide for increased absorption of manufacturing overhead and will reduce, on a percentage basis, the costs associated with increasing our production capacity.

In December 2009, we executed an agreement with the DOE regarding the terms and conditions of the $249.1 million grant awarded under the DOE's Battery Initiative to fund the construction of new lithium-ion battery manufacturing facilities in Michigan. Under the DOE Battery Initiative, we are required to spend up to one dollar of our funds for every incentive dollar received and to comply with applicable NEPA requirements. We are also negotiating a loan under the $25 billion ATVM Program to support this manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $233 million under the ATVM Program. We expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government.

In October 2009, we entered into a *High-Tech Credit* agreement with the Michigan Economic Growth Authority, or MEGA, pursuant to which we are eligible for a 15-year tax credit, beginning with the 2011 fiscal year or 2010 fiscal year if we elect. This credit has an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan. In November 2009, we entered into a *Cell Manufacturing Credit* agreement with MEGA pursuant to which we are eligible for a credit equal to 50% of our capital investment expenses commencing January 2009, up to a maximum of $100 million over a four-year period related to the construction of our integrated battery cell manufacturing plant. The credit shall not exceed $25 million per year beginning with the tax year of 2012. We are required to create 300 jobs no later than December 31, 2016 in order to receive the refundable tax credit. The tax credit is subject to a repayment provision in the event we relocate 51% or more of the 300 jobs outside of the State of Michigan within three years after the last year we received the tax credit. We have incurred expenses of $12.7 million related to the construction of our facility, and we are expecting to receive approximately $6.3 million in refundable tax credits related to these expenses.

On September 29, 2009, we sold 31,727,075 shares of common stock in our initial public offering of common stock at an offering price of $13.50 per share, resulting in net proceeds of approximately $391.8 million after deducting underwriting discounts and offering costs.

Financial Operations Overview

Revenue

We derive revenue from product sales and research and development services.

Product Revenue. Product revenue is derived from the sale of our batteries and battery systems. For the year ended December 31, 2009, product revenue represented 84% of our total revenue.

A significant portion of our revenue is generated from a limited number of customers. Our four largest customers (BAE Systems, Black & Decker, Mercedes-Benz HighPerformanceEngines, and AES Energy Storage, LLC) accounted for approximately 66% of our total revenue during the year ended December 31, 2009, and we expect that most of our revenue will continue to come from a relatively small number of customers for the foreseeable future. As we increase our focus on the transportation and electric grid markets, BAE Systems and AES Energy Storage will represent a significant portion of our 2010 revenue, and the loss of BAE Systems or AES Energy as a customer could have a material adverse effect on our short-term revenue. Black & Decker has historically represented a significant portion of our revenue; however, we expect revenue from Black & Decker to decline in future periods as we increase our focus on the transportation and electric grid markets and Black & Decker engages additional suppliers for its battery requirements. In addition, Black & Decker recently announced that it has entered into a definitive merger agreement with Stanley Works, and we do not yet know what impact, if any, this will have on our current relationship with Black & Decker. We do not anticipate receiving any revenue in 2010 from Mercedes-Benz HighPerformanceEngines.

Research and Development Services Revenue. Research and development services revenue is derived from contracts awarded by the U.S. federal government, other government agencies and commercial customers. These activities range from pure research, in which we investigate design techniques on new battery technologies at the request of a government agency or commercial customer, to custom development projects in which we are paid to enhance or modify an existing product or develop a new product to meet a customer's specifications. We expect to continue to perform funded research and development work and to use the technology developed to advance our new product development efforts. We expect that revenue from research and development services will vary period-to-period depending on the timing of cash payments received and, if applicable, the achievement of milestones. We expect that research development services revenue will decrease as a percentage of our total revenue due to the expected increase in product revenue over the long-term.

Deferred Revenue. We record deferred revenue for product sales and research and development services in several different circumstances. These circumstances include (i) the products have been delivered or services have been performed but other revenue recognition criteria have not been satisfied (ii) payments have been received in advance of products being delivered or services being performed and (iii) when all other revenue recognition criteria have been met, but we are not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms. As a result, deferred revenue is likely to fluctuate from period-to-period. During 2008, we received and recorded as deferred revenue a $25.0 million up-front payment in connection with our license agreement with Gillette. Under our exclusive license agreement with Gillette, Gillette paid us an up-front fee of $22.5 million and a support fee of $2.5 million. Gillette will also be required to pay us an additional license fee following the completion of a support period. In addition, the agreement requires Gillette to pay us royalty fees on net sales of products that include our technology. We have agreed with Gillette that if, during a certain period following execution of the license agreement, we enter into an agreement with a third party that materially restricts Gillette's license rights under the license agreement, then we may be required to refund to Gillette all license and support fees paid to us by Gillette under the license agreement, plus, in certain cases, an additional amount to cover Gillette's capital and other expenses paid and/or committed by Gillette in reliance upon its rights under the license agreement. Revenue recognition is expected to commence two years from the date of the agreement, upon successful transfer of technology know how to Gillette. The license and support fee will be recognized on a straight-line basis over the longer of the patent term or the expected customer relationship.

Cost of Revenue and Gross Profit

Cost of product revenue includes the cost of raw materials, labor and outside processing fees that are required for the development and manufacture of our products, as well as manufacturing overhead costs (including depreciation), inventory obsolescence charges, warranty costs and costs associated with increasing our production capacity. Raw material costs, which are our most significant cost item over the past two years, have historically been stable, but increasing energy costs for some of our materials are expected to increase this cost. This increase may be partially offset by process innovation, dual sourcing of materials and increased volume if we achieve better economies of scale. We incur costs associated with unabsorbed manufacturing expenses prior to a factory operating at normal operating capacity. We expect these unabsorbed manufacturing costs, which include certain personnel, rent, utilities, materials, testing and depreciation costs, to increase in absolute dollars and as a percentage of revenue in the near term.

Cost of research and development services revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, and associated direct material costs. Additionally, we include overhead expenses such as occupancy costs associated with the project resources, engineering tools and supplies and program management expense.

Our gross profit/(loss) is affected by a number of factors, including the mix of products sold, customer diversification, the mix between product revenue and research and development services revenue, average selling prices, foreign exchange rates, our actual manufacturing costs and costs associated with increasing production capacity until full production is achieved. As we continue to grow and build out our manufacturing capacity, and as new product designs come into production, our gross profit will continue to fluctuate from period-to-period.

Factors that May Affect Comparability

Public Company Expenses. In September 2009, we completed an initial public offering of shares of our common stock. As a result, we are subject to laws, regulations, and requirements that we were not required to comply with as a private company including the Sarbanes-Oxley Act of 2002, other SEC regulations and the requirements of the NASDAQ Global Market. Compliance with these requirements requires us to increase our general and administrative expenses in order to pay consultants, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it is more expensive for us to obtain directors' and officers' liability insurance.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related expenses comprise the most significant component of these expenses. We expect to hire a significant number of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

Research and Development Expenses. Research and development expenses consist primarily of expenses for personnel engaged in the development of new products and the enhancement of existing products. These expenses also consist of lab materials, quality assurance activities and facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. In the near term, we expect research and development expenses to increase in large part due to personnel-related expenses as we seek to hire additional employees, as well as contract-related expenses as we continue to invest in the development of our products. Research and development expense is reported net of any funding received under contracts with governmental agencies and commercial customers that are considered to be cost sharing arrangements with no contractually committed deliverable. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel-related expenses, travel and other out-of-pocket expenses for marketing programs, such as trade shows, industry conferences, marketing materials and corporate communications, and facilities costs and other related overhead. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with resellers, systems integrators and strategic partners on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel-related expenses related to our executive, legal, finance, human resource and information technology functions, as well as fees for professional services and allocated facility overhead expenses. Professional services consist principally of external legal, accounting, tax, audit and other consulting services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business. We also expect to incur production start-up expenses related to our facilities in Livonia and Romulus, Michigan. Start-up expenses consist of salaries and personnel-related costs, site selection costs, including legal and regulatory costs, rent and the cost of operating a manufacturing facility before it has been qualified for full production, including the cost of raw materials run through the production line during the qualification phase. Accordingly, we expect that our general and administrative expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

Other Income (Expense), Net. Other income (expense), net consists primarily of interest income on cash balances, interest expense on borrowings, change in fair value of preferred stock warrants and foreign currency-related gains and losses. We have historically invested our cash in money market investments. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Similarly, our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates. As of December 31, 2009, all preferred stock warrants have been converted to common stock warrants and we do not expect any gains or losses related to the change in the fair value of preferred stock warrants going forward.

Provision for Income Taxes. Through the year ended December 31, 2009, we incurred net losses since inception and have not recorded provisions for U.S. federal income taxes since the tax benefits of our net losses have been offset by valuation allowances.

We have recorded a tax provision for foreign taxes associated with our foreign subsidiaries and state income taxes where our net operating loss deductions are limited by statutes.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. The summary, however, should be considered along with the factors identified in the section titled "*Risk Factors*" set forth in Part I, Item 1A of our Annual Report on Form 10-K filed with the SEC on March 15, 2010 and elsewhere in this report.

- We believe that our future revenues depend on our ability to develop, manufacture and market products that improve upon existing battery technology and gain market acceptance. If our battery technology is not adopted by our customers, or if our battery technology does not meet industry requirements for power and energy storage capacity in an efficient and safe design, our batteries will not gain market acceptance;
- We build our manufacturing capacity based on our projection of future development and supply agreement wins. Increases in production capacity, have had, and will continue to have, an effect on our financial condition and results of operations. Our business revenues and profits will depend upon our ability to enter into and complete development and supply agreements, successfully complete these capacity expansion projects, achieve competitive manufacturing yields and drive volume sales consistent with our demand expectations;
- Our revenues are expected to continue to come from a relatively small number of customers for the foreseeable future. The loss of our most significant customer or several of our smaller customers could materially harm our business.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue once it is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period or other contingency exists. In general, our customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized upon the shipment when we are able to demonstrate the customer specific objective criteria have been met or the earlier of customer acceptance or expiration of the acceptance period.

Research and development services revenue is recognized as services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to us, revenue is limited to those amounts whereby collectability is reasonably assured. We recognize revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. We recognize revenue from fixed-price contracts, using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to our clients. There are no costs that are deferred and amortized over the contract term.

If sales arrangements contain multiple elements, we determine if separate units of accounting exist within the arrangement. If separate units of accounting exist within an arrangement, we allocate revenue to each element based on the relative fair value of each of the elements.

Fees to license the use of our proprietary and licensed technologies are recognized only after both the license period has commenced and the technology has been delivered to the customer. Royalty revenue is recognized when it becomes determinable and collectability is reasonably assured; otherwise we recognize revenue upon receipt of payment. To date, we have not recognized any license or royalty revenue.

Because of the nature of our products, revenue recognition is based on a number of quantitative and qualitative factors. This can lead to significant fluctuations in our quarterly and annual revenues.

Product Warranty Obligations

We accrue for product warranty costs at the time revenue is recognized based on the historical rate of claims and costs to provide warranty services. Our standard warranty period extends one to five years from the date of sale, depending on the type of product purchased and its application. Our estimates of the amounts necessary to settle warranty claims are based primarily on our past experience. For our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our batteries and battery systems, and performance information learned during our development activities with the customer. Although we believe our estimates are adequate and that the judgment we apply is appropriate, actual warranty costs could differ materially from our estimates. If we experience an increase in warranty claims above historical experience or our costs to provide warranty services increase, we would be required to increase our warranty accrual, and our cost of revenue would increase. If we are unable to estimate warranty costs we would defer recognizing revenue until we can make that determination.

Inventory

We carry our inventory at the lower of historical cost or net realizable value assuming inventory items are consumed on a first-in, first-out basis. We recognize inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is written down to the estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made.

Business Combinations

The purchase price of an acquisition accounted for as a purchase business combination is allocated to the tangible and intangible assets acquired based on their estimated fair values, with any amount in excess of such allocations designated as goodwill. Significant management judgment and assumptions are required in determining the fair value of acquired assets and liabilities, particularly acquired intangibles. For example, it is necessary to estimate the portion of development efforts that are associated with technology that is in process and has no alternative future use. The valuation of purchased intangibles is based upon estimates of the future performance and cash flows from the acquired business. Using different assumptions would materially impact the purchase price allocation and our financial position and results of operations.

Impairment of Goodwill and Acquired Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. We evaluate these assets on an annual basis as of October 1 or more frequently if we believe indicators of impairment exist.

The estimates we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

As a result of the decline in revenue from our Enerland subsidiary and the termination of a supply agreement with Enerland's most significant customer during 2008, we evaluated the intangible asset associated with the customer relationships for impairment, which resulted in a $1.4 million intangible asset impairment charge in the year ended December 31, 2008 and a $0.2 million impairment charge in the year ended December 31, 2009.

Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for events and circumstances that indicate a potential impairment. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

As a result of the decline in revenue from our Enerland subsidiary and the termination of the supply agreement with Enerland's largest customer, we concluded that impairment indicators existed. As a result, we reviewed our long-lived assets associated with the production of small prismatic batteries and recorded a $1.7 million impairment in the year ended December 31, 2008. During the year ended December 31, 2009, we recorded a $0.7 million charge related to impaired equipment at our China facility.

Government Grants

We recognize government grants when there is a reasonable assurance that we will comply with the conditions attached to the grant arrangement and the grant will be received. For reimbursements of expenses, the government grants are recognized as reduction of the related expense. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as reduced depreciation expense. When funding is received in advance of complying with certain conditions, we recognize a liability and restricted cash on the consolidated balance sheets.

Stock-Based Compensation

We use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. We recognize the compensation expense of share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

The determination of fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Prior to our initial public offering, the fair value for our common stock, for the purpose of determining the exercise prices of our common stock options, was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on various factors, including:

- the prices for our convertible preferred stock sold to outside investors in arm's-length transactions;
- the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;
- our operating and financial performance;
- the hiring of key personnel;
- the introduction of new products;
- our stage of development and revenue growth;
- the lack of an active public market for our common and preferred stock;
- industry information such as market growth and volume;
- the performance of similarly-situated companies in our industry;
- the execution of strategic and development agreements;
- the risks inherent in the development and expansion of our products and services;
- the prices of our common stock sold to outside investors in arm's-length transactions; and
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business.

We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

Subsequent to our initial public offering the fair value of our common stock on the date of grant is the closing price of the common stock as traded on the NASDAQ Global Market.

We have a limited history of market prices, and as such, we estimate our common stock volatility by using historical volatilities of similar companies. We based our analysis of expected volatility on reported data for a peer group of companies that issued options with substantially similar terms using an average of the historical volatility measures of this peer group of companies. Based on this analysis, the expected volatility for options granted during the years ended December 31, 2007, 2008 and 2009 was determined to be 63%, 66%, and 73%, respectively. The expected life of options has been determined utilizing the "simplified" method as prescribed by the Stock Compensation Subtopic of the FASB Codification, which uses the midpoint between the vesting date and the end of the contractual term. Accordingly, the expected life of options granted during the years ended December 31, 2007, 2008 and 2009 was 6.07 years, 6.14 years, and 6.25 years, respectively. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options and the weighted average risk-free interest rate range for the years ended December 31, 2007, 2008 and 2009 was 4.5-4.7%, 3.0-3.4%, and 2.7-3.2%, respectively. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero. We utilize an estimated forfeiture rate when calculating the expense for the period. As a result, we applied estimated forfeiture rate of 0% for executives and estimate forfeiture rate for nonexecutives of 11%, 11%, and 9% for the years ended December 31, 2007, 2008 and 2009, respectively. Estimated forfeiture rates are based on a review of our historical forfeitures and used to determine the expense recorded in our statements of operations. If this estimated rate changes in future periods due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

The following table presents the grant dates and related exercise prices of stock options granted to employees during the years ended December 31, 2008 and 2009:

Grants made during quarter ended	Number of Options Granted	Weighted Average Exercise Price
March 31, 2008	1,228,465	$ 7.00
June 30, 2008	514,450	11.69
September 30, 2008	298,600	13.28
December 31, 2008	—	—
March 31, 2009	—	—
June 30, 2009	2,235,560	9.48
September 30, 2009	350,000	10.00
December 31, 2009	329,250	20.11
Total grants	4,956,325	$10.07

Based on the closing price of our common stock at December 31, 2009, the aggregate intrinsic value of our outstanding stock options as of December 31, 2009 was $175.1 million.

Grants to Non-Employees

We estimate the fair value of options issued to non-employees using the Black-Scholes option-pricing model and derive the assumptions used to determine the fair value in a similar manner as described above for employee awards. These options are subject to variable accounting over the service period, which we expect to be the vesting period. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We account for income taxes in accordance with the asset and liability method for accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2009, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Effective January 1, 2007, we follow a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Consolidated Operations

The following table sets forth selected consolidated statements of operations data for each of the periods (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Revenue:			
Product	$ 35,504	$ 53,514	$ 76,519
Research and development services	5,845	15,011	14,530
Total revenue	41,349	68,525	91,049
Cost of revenue:			
Product	38,320	70,474	83,778
Research and development services	4,499	10,295	9,963
Total cost of revenue	42,819	80,769	93,741
Gross loss	(1,470)	(12,244)	(2,692)
Operating expenses:			
Research and development	13,241	36,953	48,286
Sales and marketing	4,307	8,851	8,455
General and administrative	13,336	21,544	26,004
Total operating expenses	30,884	67,348	82,745
Operating loss	(32,354)	(79,592)	(85,437)
Other income (expense):			
Interest income	1,729	1,258	165
Interest expense	(716)	(812)	(1,206)
Gain (loss) on foreign exchange	502	(724)	682
Unrealized loss on preferred stock warrant liability	(57)	(286)	(515)
Other income (expense), net	1,458	(564)	(874)
Loss from operations, before tax	(30,896)	(80,156)	(86,311)
Provision for income taxes	97	275	278
Net loss	(30,993)	(80,431)	(86,589)
Less: Net loss (income) attributable to the noncontrolling interest	27	(39)	810
Net loss attributable to A123 Systems, Inc.	(30,966)	(80,470)	(85,779)
Accretion to preferred stock	(35)	(42)	(45)
Net loss attributable A123 Systems, Inc. common stockholders	$(31,001)	$(80,512)	$(85,824)
Other Operating Data:			
Shipments (in watt hours, or Wh) (in thousands)	32,010	44,900	66,461

Years Ended December 31, 2008 and 2009

Revenue

	Year Ended December 31,			
	2008	2009	$ Change	% Change
	(Dollars in thousands)			
Revenue				
Product				
Consumer	$40,752	$20,141	$(20,611)	−50.6%
Transportation	9,862	45,298	35,436	359.3%
Electric grid	2,900	11,080	8,180	282.1%
Total Product	53,514	76,519	23,005	43.0%
Research and development services	15,011	14,530	(481)	−3.2%
Total revenue	$68,525	$91,049	$ 22,524	32.9%

Product Revenue. The increase in product revenue was primarily due to an increase in sales to customers in the transportation industry of $35.4 million and in the electric grid industry of $8.2 million. These increases were partially offset by a decrease of $17.5 million in sales to Black & Decker and its affiliates and a decrease of $6.0 million related to the decline in demand for our radio controlled products. Sales to other consumer customers increased by $2.9 million.

Research and Development Services Revenue. Revenue related to government agency research contracts increased by $2.5 million, and revenue related to commercial projects decreased by $3.0 million. The increase in government agency research contract revenue was due to new project awards. The decrease in revenue from commercial projects was due to the timing of project milestones and revenue recognition on active projects.

Cost of Revenue and Gross Profit (Loss)

	Year Ended December 31,			
	2008	2009	$ Change	% Change
	(Dollars in thousands)			
Cost of revenue				
Product	$ 70,474	$83,778	$13,304	18.9%
Research and development services	10,295	9,963	(332)	−3.2%
Total cost of revenue	$ 80,769	$93,741	$12,972	16.1%
Gross profit (loss)				
Product	$(16,960)	$(7,259)	$ 9,701	−57.2%
Research and development services	4,716	4,567	(149)	−3.2%
Total gross loss	$(12,244)	$(2,692)	$ 9,552	−78.0%

Cost of Product Revenue. The increase in cost of product revenue was primarily due to the increase in product revenue.

Cost of Research and Development Services Revenues. The decrease in costs of research and development services revenue resulted from the decrease in research and development services revenues.

Product Gross Profit (Loss). We experienced a product gross loss during the year ended December 31, 2009, primarily due to low factory utilization. Our future gross profit will be affected by numerous factors, including the build-out of our manufacturing capacity and the timing of the production of new product designs. For example, unabsorbed manufacturing expenses were $21.7 million during the year ended December 31, 2009. As a result, our gross profit or loss will vary significantly from period-to period going forward.

Research and Development Gross Profit. Research and development gross profit decreased due to the decrease in research and development services revenue and the timing of project milestones.

Operating Expenses

	Year Ended December 31,			
	2008	2009	$ Change	% Change
	(Dollars in thousands)			
Operating expenses				
Research and development	$36,953	$48,286	$11,333	30.7%
Sales and marketing	8,851	8,455	(396)	−4.5%
General and administrative	21,544	26,004	4,460	20.7%
Total operating expenses	$67,348	$82,745	$15,397	22.9%

Research and Development Expenses. A portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Year Ended December 31,			
	2008	2009	$ Change	% Change
	(Dollars in thousands)			
Research and development expenditures				
Aggregated research and development expenditures	$41,778	$51,050	$ 9,272	22.2%
Research and development reimbursements	4,825	2,764	(2,061)	−42.7%
Research and development expenses	$36,953	$48,286	$11,333	30.7%

The increase in research and development expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily attributable to an increase of $4.4 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process alternatives, material science chemistry and battery and battery systems technology, in addition to an increase in general product development and other research and development expenses of $6.9 million. Research and development expense as a percentage of revenue was 54% in the year ended December 31, 2008, compared to 53% in the year ended December 31, 2009.

Sales and Marketing Expenses. The decrease in sales and marketing expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily attributable to a decrease of $1.1 million in amortization of intangible assets primarily related to an asset impairment charge taken in the year ended December 31, 2008 and a decrease of $0.2 million in other sales and marketing expenses. These amounts were partially offset by an increase of $0.9 million in personnel-related expenses associated with an increase in sales and marketing personnel. Sales and marketing expense was 13% of revenue for the year ended December 31, 2008, compared to 9% for the year ended December 31, 2009.

General and Administrative Expenses. The increase in general and administrative expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to an increase in professional fees of $4.5 million and personnel-related expenses of $3.2 million. Professional fees were higher compared to the year ended December 31, 2008 primarily due to legal and consulting fees associated with the application process of the Department of Energy's ATVM loan and grant programs. These amounts were partially offset by a decrease due to a $1.3 million payment related to a termination agreement with a customer which is included in the year ended December 2008 and a decrease in other general and administrative expenses of $1.9 million. General and administrative expense was 31% of revenue for the year ended December 31, 2008, compared to 29% for the year ended December 31, 2009.

Other Income (Expense), Net

	Year Ended December 31,			
	2008	2009	$ Change	% Change
	(Dollars in thousands)			
Other income (expense), net				
Interest income	$1,258	$ 165	$(1,093)	−86.9%
Interest expense	(812)	(1,206)	(394)	48.5%
(Loss) gain on foreign exchange	(724)	682	1,406	194.2%
Unrealized loss on preferred stock warrant liability	(286)	(515)	(229)	80.1%
Total other expense, net	$ (564)	$ (874)	$ (310)	55.0%

The decrease in interest income for the year ended December 31, 2009 was primarily due to lower prevailing interest rates combined with a greater use of money market funds to limit our exposure to loss and to preserve principle. The increase in interest expense was primarily due to the total debt outstanding and additional borrowings which occurred between December 31, 2008 and December 31, 2009. The increase in net foreign exchange gains for the year ended December 31, 2009 is due to the effect of currency exchange rate changes on transactions that are non U.S. Dollar denominated and charged or credited to earnings, particularly the favorable change in Korean Won to U.S. Dollar foreign exchange rates. The increase in unrealized loss on preferred stock warrant liability was due to the increase in the fair market value of our stock. As of December 31, 2009, all preferred stock warrants have been converted to common stock warrants and we do not expect any gains or losses on the change in fair value of preferred stock warrants in future periods.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2008 and 2009 was primarily related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carry forward may not be realized.

Years Ended December 31, 2007 and 2008

Revenue

	Year Ended December 31,			
	2007	2008	$ Change	% Change
	(Dollars in thousands)			
Revenue				
Product				
Consumer	$32,908	$40,752	$ 7,844	23.8%
Transportation	2,596	9,862	7,266	279.9%
Electric grid	—	2,900	2,900	100.0%
Total Product	35,504	53,514	18,010	50.7%
Research and development services	5,845	15,011	9,166	156.8%
Total revenue	$41,349	$68,525	$27,176	65.7%

Product Revenue. The increase in product revenue was primarily due to an increase in sales to customers in the transportation industry of $7.3 million, increased sales of $5.1 million due to the inclusion of a full year of sales for Enerland, which we acquired in August 2007 and sales in the electric grid market of $2.9 million. Sales to other new and existing customers increased by $2.7 million.

Research and Development Services Revenue. Revenue related to commercial projects increased by $11.3 million, which was partially offset by a $2.1 million decrease in revenue related to government agency research contracts. The increase in revenue from commercial projects was primarily related to new development arrangements with Chrysler and Mercedes-Benz HighPerformanceEngines. The decrease in government agency research contract revenue was due to the completion of projects during 2007 that were not replaced by new projects in 2008.

Cost of Revenue and Gross Profit (Loss)

	Year Ended December 31,			
	2007	2008	$ Change	% Change
	(Dollars in thousands)			
Cost of revenue				
Product	$38,320	$ 70,474	$ 32,154	83.9%
Research and development services	4,499	10,295	5,796	128.8%
Total cost of revenue	$42,819	$ 80,769	$ 37,950	88.6%
Gross profit (loss)				
Product	$(2,816)	$(16,960)	$(14,144)	502.3%
Research and development services	1,346	4,716	3,370	250.4%
Total gross loss	$(1,470)	$(12,244)	$(10,774)	732.9%

Cost of Product Revenue. The increase in cost of product revenue in 2008 was primarily due to a 50.7% increase in product revenue, which includes a $6.0 million increase resulting from the inclusion of a full year of sales by Enerland as compared to the sales from Enerland for only four months in 2007, an increase in unabsorbed manufacturing expenses of $10.5 million and $5.1 million of charges related to excess and obsolete inventory. We also incurred a $1.2 million expense for non-cancelable purchase orders associated with the bankruptcy of Think Global, one of our customers in the transportation industry.

Cost of Research and Development Services Revenue. The increase in cost of research and development services revenue in 2008 resulted from the increase in research and development services revenues.

Product Gross Profit (Loss). We experienced a product gross loss during 2007 and 2008, primarily due to shifting away from a manufacturing model that was based substantially on the use of third-party contract manufacturers, and we continued to incur significant start-up costs from the opening of three manufacturing facilities in China and one in Hopkinton, Massachusetts in 2007. When new manufacturing facilities are opened, we incur significant start-up costs, which consist primarily of salaries and personnel-related costs and the cost of operating a new facility before it is operating at a full production level. In the long term, we expect the increase in our production will reduce the percentage of our cost of product revenue that is related to these unabsorbed manufacturing expenses.

Research and Development Gross Profit. During 2008, the increase in costs of research and development services revenue resulted from the increase in research and development services revenue and the timing of project milestones.

Operating Expenses

	Year Ended December 31,			
	2007	2008	$ Change	% Change
	(Dollars in thousands)			
Operating expenses				
Research and development	$13,241	$36,953	$23,712	179.1%
Sales and marketing	4,307	8,851	4,544	105.5%
General and administrative	13,336	21,544	8,208	61.5%
Total operating expenses	$30,884	$67,348	$36,464	118.1%

Research and Development Expenses. A portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Year Ended December 31,			
	2007	2008	$ Change	% Change
	(Dollars in thousands)			
Research and development expenditures				
Aggregated research and development expenditures	$16,329	$41,778	$25,449	155.9%
Research and development reimbursements	3,088	4,825	1,737	56.3%
Research and development expenses	$13,241	$36,953	$23,712	179.1%

The increase in research and development expenses in 2008 was primarily attributable to an increase of $9.1 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process improvement, material science chemistry and battery and battery systems technology, an increase in general product development expenses of $12.7 million, travel expenses of $0.8 million, other general research and development expenses of $0.7 million and a $0.4 million in-process research and development charge related to the acquisition of Enerland. Research and development expense as a percentage of revenue was 32% in 2007, compared to 54% in 2008. We expect research and development expenses to increase in absolute dollars as we continue to focus on developing new products and continuously improving the performance of existing products.

Sales and Marketing Expenses. The increase in sales and marketing expenses in 2008 was primarily due to an increase of $1.6 million in personnel-related expenses associated with an increase in sales and marketing personnel. Marketing expenses related to trade shows, public relations, advertising and other sales and marketing related expenses increased by $1.1 million and travel expenses increased by $0.4 million in 2008. We also incurred a $1.4 million expense related to the impairment of our Enerland customer relationships intangible asset. We expect sales and marketing expenses to increase in absolute dollars as we are planning on expanding our application support personnel and to open sales offices outside of North America. Sales and marketing expense as a percentage of revenue was 10% in 2007, compared to 13% in 2008.

General and Administrative Expenses. The increase in general and administrative expenses during 2008 was primarily due to an increase in personnel-related expenses of $2.7 million, a payment of $1.3 million related to a termination agreement with a customer, travel expenses of $0.4 million, bad debt expense of $1.3 million primarily related to Enerland, and other general and administrative related expenses of $2.8 million. These amounts were partially offset by a decrease of $0.3 million in professional fees. We expect our general and administrative expenses to further increase as we incur additional expenses associated with being a publicly-traded company, including costs of comprehensively analyzing, documenting and testing our systems of internal controls and maintaining our disclosure controls and procedures in preparation for the regulatory requirements of the Sarbanes-Oxley Act, increased professional services fees, higher insurance costs, additional costs associated with general corporate governance and the hiring of additional personnel in connection with the remediation of our material weaknesses. General and administrative expense as a percentage of revenue was 32% in 2007, compared to 31% in 2008.

Other Income (Expense), Net

	Year Ended December 31,			
	2007	2008	$ Change	% Change
	(Dollars in thousands)			
Other income (expense), net				
Interest income	$1,729	$1,258	$ (471)	−27.2%
Interest expense	(716)	(812)	(96)	13.4%
Gain (loss) on foreign exchange	502	(724)	(1,226)	−244.2%
Unrealized loss on preferred stock warrant liability	(57)	(286)	(229)	401.8%
Total other income (expense), net	$1,458	$ (564)	$(2,022)	−138.7%

The decrease in other income (expense), net in 2008 was primarily due to a loss of $1.2 million in foreign exchange and a decrease in interest income of $0.5 million resulting from lower prevailing interest rates.

Provision for Income Taxes. The provision related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward may not be realized.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have funded our operations primarily through private placements of preferred stock, common stock, convertible promissory notes, demand notes, term loans, credit facilities and our initial public offering. During the year ended December 31, 2009, we received $99.9 million from the issuance of 10.9 million shares of series F convertible preferred stock and $395.3 million in net proceeds from the shares of common stock sold through our initial public offering. As of December 31, 2009, we had cash and cash equivalents of $457.1 million and accounts receivable of $17.7 million.

We believe that our available cash and cash equivalents will be sufficient to fund our operations for the next twelve months. In addition, we believe that our available cash and cash equivalents will provide sufficient capital to fund our anticipated customer demand through 2010. We make investments in manufacturing capacity up to 15 months prior to the time we need it to meet customer demand. If customer demand exceeds our current plans, we will need to raise additional capital sooner than planned. We have also applied for various State and Federal loan and grant programs and have been awarded a $249.1 million DOE grant to fund the construction of new lithium-ion battery manufacturing facilities in Michigan. We believe we will be permitted to borrow up to $233 million under the ATVM Program to support this manufacturing expansion. Under the DOE Battery Initiative, we are required to spend up to one dollar of our own funds for every incentive dollar we receive, and we expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government. Access to these funds could offset some of our future capital needs. The future capital requirements that may be required to support expanded manufacturing capacity, product testing capabilities, and working capital could be significant over the next several years. If we are unable to access additional capital, our growth will be limited due to the inability to invest in additional manufacturing capacity.

Capital Expenditures

Our capital expenditures were $15.0 million in 2007, $41.4 million in 2008 and $39.4 million for 2009. In 2010 and beyond, we expect to use a significant portion of our cash for capital expenditures to increase manufacturing capacity in anticipation of increased demand for our products, including the current expansion of our manufacturing facilities in Michigan.

Cash Flows

The following table sets forth the major sources and uses of cash for each of the periods set forth below (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Net cash used in operating activities	$(28,897)	$(34,945)	$(73,559)
Net cash used in investing activities	(27,244)	(41,088)	(41,173)
Net cash provided by financing activities	70,034	123,018	501,436
Effect of foreign exchange rates on cash and cash equivalents	(18)	166	(92)
Net increase in cash and cash equivalents	$ 13,875	$ 47,151	$386,612

Cash Flows From Operating Activities

Operating activities used $73.6 million of net cash during the year ended December 31, 2009. We incurred a net loss of $86.6 million in 2009, which included non-cash share-based compensation expense of $8.6 million and depreciation and amortization of $13.2 million. Changes in asset and liability accounts used $9.9 million of net cash during the year ended December 31, 2009.

Operating activities used $34.9 million of net cash during the year ended December 31, 2008. We incurred a net loss of $80.4 million in the 2008, which included non-cash share-based compensation expense of $4.5 million, an impairment of long-lived assets and intangibles of $3.1 million, and depreciation and amortization of $8.2 million. Changes in asset and liability accounts generated $28.2 million of net cash during the year ended December 31, 2008, primarily due to $25.0 million in deferred revenue we received from Gillette.

Operating activities used $28.9 million of net cash during the year ended December 31, 2007. We incurred a net loss of $31.0 million in 2007, which included non-cash share-based compensation expense of $1.6 million and depreciation and amortization of $3.9 million. Changes in assets and liabilities used $3.9 million of net cash during the year ended December 31, 2007.

We anticipate negative cash flow from operations in the near future as we continue to support the anticipated growth of our business.

Cash Flows From Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Cash used in investing activities totaled $41.2 million during the year ended December 31, 2009 and consisted of capital expenditures of $39.4 million primarily related to the purchase of manufacturing equipment and an increase in restricted cash $1.8 million.

Cash used in investing activities totaled $41.1 million during the year ended December 31, 2008 and consisted of capital expenditures of $41.4 million primarily related to the purchase of manufacturing equipment and an increase in restricted cash used $0.2 million of cash. These expenditures were partially offset by the proceeds from disposal of equipment totaling $0.5 million.

Cash used in investing activities totaled $27.2 million during the year ended December 31, 2007 and consisted of capital expenditures of $15.0 million, primarily related to the purchase of manufacturing equipment, a decrease in restricted cash that generated $1.2 million of cash, $13.4 million of cash used, net of cash acquired, for the acquisition of Enerland and $0.1 million of cash used, net of cash acquired, for the purchase of Hymotion assets.

We anticipate higher capital expenditure levels in future periods as we continue to fund the expansion of our facilities to support the anticipated growth of our business. Additionally, we anticipate investing cash outflows in future periods as we invest in joint ventures and other equity investments in order to establish strategic relationships.

Cash Flows From Financing Activities

Cash flows from financing activities totaled $501.0 million during the year ended December 31, 2009 and included net proceeds from the initial public issuance of common stock of $395.8 million, proceeds of $99.6 million from the issuance of series F redeemable convertible preferred stock, proceeds from government grants of $3.9 million, and proceeds from issuance of long-term debt of $8.6 million. These proceeds were partially offset by repayments on long-term debt of $6.2 million, and repayments on capital lease obligations of $0.7 million. In 2010, we expect financing activities such as proceeds from grants, equity offerings and debt issuances to be a significant source of cash.

Cash flows from financing activities totaled $123.0 million during the year ended December 31, 2008 and included proceeds of $102.0 million from the issuance of series E convertible preferred stock, $11.5 million from the issuance of redeemable common stock, proceeds of $5.0 million from the issuance of common stock, $9.1 million in proceeds from the issuance of long-term debt and $4.3 million from advances under credit lines. These proceeds were partially offset by repayments on long-term debt of $4.0 million and deferred offering costs of $3.8 million.

Cash flows from financing activities totaled $70.0 million during the year ended December 31, 2007 and included proceeds of $69.9 million from the issuance of series D convertible preferred stock, proceeds of $1.0 million from the issuance of common stock and exercise of stock options and $2.7 million from advances under credit lines. These proceeds were offset by repayments on long-term debt and capital lease obligations of $3.6 million.

We anticipate financing cash inflows as we receive funds from government grants and loans in future periods.

Credit Facilities

As of December 31, 2009, the following credit facilities were outstanding:

Lender	Date	Type of Facility	Interest Rate (per annum)	Principal Amount	Amount Outstanding	Maturity Date
				(In Thousands)		
Silicon Valley Bank	Sep-08	Term Loan	Prime +0.75%	7,500	5,417	Jan-12
Silicon Valley Bank	Apr-09	Term Loan	Prime +0.75%	2,500	2,153	Jul-12
Silicon Valley Bank	May-09	Term Loan	Prime +0.75%	3,000	2,667	Aug-12
Silicon Valley Bank	Jun-09	Term Loan	4.75%	1,000	916	Sep-12
Silicon Valley Bank	Aug-09	Term Loan	4.75%	1,000	916	Aug-12
Silicon Valley Bank	Sep-08	Operating Line of Credit	Prime	8,000	8,000	Sep-10
Industrial Bank of Korea	Mar-08	Term Loan	Variable	1,300	1,289	Feb-10*
Korean Government	Various	Refundable Grant	0%	447	429	Milestone-based
Small Business Corporation	Aug-06	Term Loan	Variable	156	107	Aug-11

* The Industrial Bank of Korea Term Loan was paid in full during the first quarter of 2010.

Contractual Obligations

Our contractual obligations relate primarily to borrowings under long-term debt obligations, capital leases, operating leases, and purchase obligations which include agreements or purchase orders to purchase goods or services that are enforceable and legally binding.

The following is a summary of our contractual obligations as of December 31, 2009:

	Total	Payments Due in: Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(in thousands)		
Long-term debt, including current portion	$13,894	$ 6,456	$ 7,364	$ 74	$ —
Interest related to debt payments[1]	610	395	215	—	—
Capital lease obligations	604	411	149	44	—
Operating lease obligations	31,380	3,913	6,966	6,168	14,333
Purchase obligations[2]	45,605	45,605	—	—	—
	$92,093	$56,780	$14,694	$6,286	$14,333

(1) Interest related to debt payments is based on the prime rate as of December 31, 2009, of 3.25%. The prime rate may fluctuate in future periods and may impact our interest payment obligations.

(2) Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty.

In addition, as discussed in Note 14 to our condensed consolidated financial statements, we have approximately $0.8 million associated with uncertain tax positions and related interest and penalties.

These liabilities are included as a component of "other long-term liabilities" in our consolidated balance sheet, as we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity. Additionally, we have a line of credit with an outstanding balance of $8.0 million as of December 31, 2009.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk. As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. A significant number of our employees are located in Asia. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in the China RMB and South Korean Won. Additionally, we purchase materials and components from suppliers in Asia. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. All of our revenues are received in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross profit, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to other foreign currencies. We have a particularly significant currency rate exposure to changes in the exchange rate between the RMB and South Korean Won to the U.S. dollar. For example, to the extent that we need to convert U.S. dollars for our operations, appreciation of the RMB or South Korean Won against the U.S. dollar would have an adverse effect on the amount we receive from the conversion.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Sensitivity. We had cash and cash equivalents totaling $457.1 million as of December 31, 2009, and $70.5 million as of December 31, 2008. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by up to 100 basis points during the year ended December 31, 2009, our interest income would have decreased by approximately $0.2 million, assuming consistent investment levels.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the prime interest rate plus an additional margin, depending on the respective lending institutions. If the prime rate had increased by 100 basis points during the year ended December 31, 2009, our interest expense would have increased by approximately $0.2 million, assuming consistent borrowing levels.

Financial Statements and Supplementary Data

A123 Systems, Inc.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
A123 Systems, Inc.
Watertown, Massachusetts

We have audited the accompanying consolidated balance sheets of A123 Systems, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
March 15, 2010

A123 Systems, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2008	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 70,510	$ 457,122
Restricted cash	766	1,742
Accounts receivable, net	17,735	17,718
Inventory	35,724	37,438
Prepaid expenses and other current assets	5,101	8,895
Total current assets	129,836	522,915
Property, plant and equipment, net	52,705	71,662
Goodwill	9,581	9,581
Intangible assets, net	2,389	1,254
Deferred offering costs	4,532	—
Other assets	9,701	11,698
Restricted cash	216	980
Total assets	$ 208,960	$ 618,090
LIABILITIES, REDEEMABLE STOCK, AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities:		
Revolving credit lines	$ 8,000	$ 8,000
Current portion of long-term debt	4,629	6,456
Current portion of capital lease obligations	393	411
Accounts payable	19,471	16,475
Accrued expenses	14,381	11,689
Other current liabilities	405	1,859
Deferred revenue	13,050	7,543
Deferred rent	162	58
Total current liabilities	60,491	52,491
Long-term debt, net of current portion	5,893	7,438
Capital lease obligations, net of current portion	291	193
Deferred revenue, net of current portion	26,028	26,142
Deferred rent, net of current portion	20	630
Other long-term liabilities	1,390	2,866
Preferred stock warrant liability	950	—
Total liabilities	95,063	89,760
Commitments and contingencies (Note 12)		
Redeemable convertible preferred stock, $0.001 par value—46,798,184 and 0 shares authorized; 46,671,487 and 0 shares issued and outstanding at December 31, 2008 and December 31, 2009, respectively (liquidation and redemption value of up to $270,069 and $0, respectively)	234,954	—
Redeemable common stock, $0.001 par value—1,592,797 and 0 shares authorized, issued and outstanding at December 31, 2008 and December 31, 2009, respectively	11,500	—
Stockholders' (deficit) equity:		
Series B-1 convertible preferred stock, $0.001 par value—1,493,065 and 0 shares authorized, issued and outstanding at December 31, 2008 and December 31, 2009, respectively	1	—
Preferred Stock, $0.001 par value—0 and 5,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2008 and December 31, 2009, respectively	—	—
Common stock, $0.001 par value—115,000,000 and 250,000,000 shares authorized; 7,661,705 and 102,606,088 shares issued and outstanding at December 31, 2008 and December 31, 2009, respectively	8	103
Additional paid-in capital	19,649	767,694
Accumulated deficit	(152,889)	(238,668)
Accumulated other comprehensive loss	(197)	(909)
Total A123 Systems, Inc. stockholders' (deficit) equity	(133,428)	528,220
Noncontrolling interest	871	110
Total stockholders' (deficit) equity	(132,557)	528,330
Total liabilities, redeemable stock, and stockholders' (deficit) equity	$ 208,960	$ 618,090

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,		
	2007	2008	2009
Revenue:			
Product	$ 35,504	$ 53,514	$ 76,519
Research and development services	5,845	15,011	14,530
Total revenue	41,349	68,525	91,049
Cost of revenue:			
Product	38,320	70,474	83,778
Research and development services	4,499	10,295	9,963
Total cost of revenue	42,819	80,769	93,741
Gross loss	(1,470)	(12,244)	(2,692)
Operating expenses:			
Research and development	13,241	36,953	48,286
Sales and marketing	4,307	8,851	8,455
General and administrative	13,336	21,544	26,004
Total operating expenses	30,884	67,348	82,745
Operating loss	(32,354)	(79,592)	(85,437)
Other income (expense):			
Interest income	1,729	1,258	165
Interest expense	(716)	(812)	(1,206)
Gain (loss) on foreign exchange	502	(724)	682
Unrealized loss on preferred stock warrant liability	(57)	(286)	(515)
Other income (expense), net	1,458	(564)	(874)
Loss from operations, before tax	(30,896)	(80,156)	(86,311)
Provision for income taxes	97	275	278
Net loss	(30,993)	(80,431)	(86,589)
Less: Net loss (income) attributable to the noncontrolling interest	27	(39)	810
Net loss attributable to A123 Systems, Inc.	(30,966)	(80,470)	(85,779)
Accretion to preferred stock	(35)	(42)	(45)
Net loss attributable to A123 Systems, Inc. common stockholders	$(31,001)	$(80,512)	$(85,824)
Net loss per share attributable to common stockholders—basic and diluted:	$ (4.88)	$ (9.04)	$ (2.55)
Weighted average number of common shares outstanding—basic and diluted	6,351	8,904	33,669

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Stockholders' (Deficit) Equity

(in thousands, except per share data)

	Series B-1 Convertible Preferred Stock $0.001 Par Value		Common Stock $0.001 Par Value		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficit) Equity	Noncontrolling Interest	Comprehensive Loss
	Shares	Amount	Shares	Amount							
BALANCE—January 1, 2007	1,500	$ 1	6,166	$ 6	$ 7,143	$(23)	$ (41,453)	$ 294	$ (34,032)	$ —	—
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	(35)	—	—	—	(35)	—	—
Stock-based compensation	—	—	—	—	1,566	—	—	—	1,566	—	—
Issuance of common stock	—	—	421	—	1,030	—	—	—	1,030	—	—
Purchase of subsidiary shares from non-controlling interest	—	—	—	—	—	—	—	—	—	1,024	—
Retirement of treasury stock	(7)	—	—	—	(23)	23	—	—	—	—	—
Comprehensive loss:											
Net loss	—	—	—	—	—	—	(30,966)	—	(30,966)	(27)	$(30,993)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(166)	(166)	—	(166)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(31,159)
BALANCE—December 31, 2007	1,493	1	6,587	6	9,681	—	(72,419)	128	(62,603)	997	
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	(42)	—	—	—	(42)	—	
Stock-based compensation	—	—	—	—	4,508	—	—	—	4,508	—	
Issuance of common stock	—	—	1,075	2	5,136	—	—	—	5,138	—	
Issuance of common stock warrant	—	—	—	—	366	—	—	—	366	—	
Comprehensive loss:											
Net loss	—	—	—	—	—	—	(80,470)	—	(80,470)	39	$(80,431)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(325)	(325)	(165)	(490)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(80,921)
BALANCE—December 31, 2008	1,493	1	7,662	8	19,649	—	(152,889)	(197)	(133,428)	871	
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	(45)	—	—	—	(45)	—	
Stock-based compensation	—	—	—	—	8,553	—	—	—	8,553	—	
Exercise of stock options	—	—	141	—	369	—	—	—	369	—	
Exercise of commons stock warrants	—	—	109	—	—	—	—	—	—	—	
Common stock issued in public offering, net of issuance costs (Note 3)	—	—	31,727	32	391,742	—	—	—	391,774	—	
Conversion of redeemable common stock and convertible preferred stock to common stock and conversion of preferred stock warrant to common stock warrant upon initial public offering	(1,493)	(1)	62,967	63	347,426	—	—	—	347,488	—	
Comprehensive loss:											
Net loss	—	—	—	—	—	—	(85,779)	—	(85,779)	(810)	$(86,589)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(712)	(712)	49	(663)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(87,252)
BALANCE—December 31, 2009	—	$—	102,606	$103	$767,694	$ —	$(238,668)	$(909)	$ 528,220	$ 110	

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2007	2008	2009
Cash flows from operating activities:			
Net loss	$(30,993)	$(80,431)	$(86,589)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,942	8,156	13,230
Noncash rent	(59)	(127)	506
Noncash foreign exchange loss (gain) on intercompany loan	—	1,232	(883)
Impairment of long-lived and intangible assets	—	3,097	931
Unrealized loss on preferred stock warrant liability	57	286	515
Loss on disposal of property and equipment	24	20	49
Amortization of debt issuance costs and noncash interest expense	193	142	65
Stock-based compensation	1,566	4,508	8,553
In-process research and development	430	—	—
Accrued interest on notes receivable	(128)	—	—
Changes in current assets and liabilities, net of acquisitions:			—
Accounts receivable	(6,114)	(6,582)	17
Inventory	(1,544)	(15,805)	(1,646)
Prepaid expenses and other assets	(2,969)	(1,740)	1,975
Accounts payable	900	11,168	(4,339)
Accrued expenses	4,406	8,029	(474)
Deferred revenue	1,376	32,899	(5,487)
Other liabilities	16	203	18
Net cash used in operating activities	(28,897)	(34,945)	(73,559)
Cash flows from investing activities:			
Decrease (increase) in restricted cash	1,219	(175)	(1,762)
Purchases of property, plant and equipment	(14,964)	(41,397)	(39,430)
Proceeds from sale of property and equipment	46	476	19
Cash paid for acquisition of Enerland, net of cash acquired	(13,420)	—	—
Cash paid for purchase of Hymotion assets, net of cash acquired	(125)	—	—
Repayments on notes receivable	—	8	—
Net cash used in investing activities	(27,244)	(41,088)	(41,173)
Cash flows from financing activities:			
Net proceeds from initial public offering of common stock and issuance costs	—	(3,817)	395,812
Proceeds from government grant	—	—	3,900
Proceeds from issuance of common stock	906	5,001	—
Proceeds from exercise of stock options	124	137	369
Advances under revolving credit lines	2,720	4,300	—
Proceeds from issuance of long-term debt	—	9,144	8,584
Payments on long-term debt	(3,453)	(3,994)	(6,166)
Payments on capital lease obligations	(176)	(1,251)	(653)
Net proceeds from issuance of redeemable common stock	—	11,500	—
Net proceeds from issuance of redeemable convertible preferred stock	69,913	101,998	99,590
Net cash provided by financing activities	70,034	123,018	501,436
Effect of foreign exchange rates on cash and cash equivalents	(18)	166	(92)
Net increase in cash and cash equivalents	13,875	47,151	386,612
Cash and cash equivalents at beginning of period	9,484	23,359	70,510
Cash and cash equivalents at end of period	$ 23,359	$ 70,510	$457,122
Supplemental cash flow information—cash paid for interest	$ 937	$ 586	$ 1,189
Noncash investing and financing activities:			
Settlement of notes receivable with contract manufacturers	$ 1,882	$ —	$ —
Issuance of a common stock warrant in settlement of a liability	$ —	$ 366	$ —
Issuance of note for insurance policy	$ 243	$ —	$ —
Issuance of note for consulting services	$ —	$ —	$ 830
Purchase of equipment under capital leases	$ 178	$ 813	$ 572
Equipment purchases included in accounts payable and accrued expenses	$ 1,418	$ 762	$ 1,939
Deferred offering costs included in accounts payable and accrued expenses	$ —	$ 715	$ 221

See notes to consolidated financial statements.

1. Nature of the Business

A123 Systems, Inc. (the "Company") was incorporated in Delaware on October 19, 2001 and has its corporate offices in Watertown, Massachusetts. The Company designs, develops, manufactures and sells advanced rechargeable lithium-ion batteries and battery systems and provides research and development services to government agencies and commercial customers.

2. Summary of Significant Accounting Polices

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The Company's investment in a variable interest entity ("VIE"), of which the Company is the primary beneficiary, is consolidated.

Consolidation of Variable Interest Entity—The Company has a 45% equity interest in a joint venture with a quasi governmental entity in the Peoples Republic of China ("PRC"). The jointly-owned enterprise was established under the laws of the PRC to manufacture components of rechargeable batteries. The joint venture enterprise is a VIE with the Company as its primary beneficiary. Accordingly, the Company consolidates the joint venture enterprise and accounts for the 55% ownership as a noncontrolling interest. The total assets of the joint venture enterprise represented less than 1% of the Company's total consolidated assets as of December 31, 2009.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. The Company bases estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company's actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translation and Remeasurement—The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The majority of the Company's sales are denominated in U.S. dollars. For foreign operations with the local currency as the functional currency, local currency denominated assets and liabilities are translated at the period-end exchange rates, and sales, costs and expenses are translated at the average exchange rates during the period. Gains or losses resulting from foreign currency translation attributable to the Company are included as a component of accumulated other comprehensive income (loss) in the consolidated balance sheets. For foreign operations with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are remeasured at the period-end exchange rates and related gains or losses are reflected as other income (expense) in the consolidated statements of operations, except for nonmonetary assets (e.g., inventories, and property, plant, and equipment) and related income statement accounts (e.g., cost of sales and depreciation) which are remeasured at historical exchange rates. During the years ended December 31, 2007, 2008 and 2009, the Company recognized net gains (losses) on foreign exchange of $0.5 million, $(0.7) million, and $0.7 million, respectively.

Cash and Cash Equivalents—Cash equivalents include short-term, highly-liquid instruments, which consist of money market accounts. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the

2. Summary of Significant Accounting Polices (Continued)

amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Restricted Cash—Cash accounts with any type of restriction are classified as restricted cash. If the restriction is expected to be lifted in more than twelve months or will be used for the purchase of property, plant and equipment, the restricted cash account is classified as non-current.

The Company maintained compensating cash balances for letters of credit as security for operating leases in the amount of $0.2 million and $1.0 million at December 31, 2008 and 2009, respectively. These letters of credit can be reduced upon the Company obtaining certain financial milestones. In connection with the purchase of raw materials and equipment, the Company maintained a restricted cash balance in the amount of $0.1 million and $27,000 at December 31, 2008 and 2009, respectively. The Company classifies cash received from the Korean government that is to be used only for specific research and development activities, including reimbursements of research and development expenses and acquisitions of property and equipment, as restricted cash. The restricted cash received from the Korean government at December 31, 2008 and December 31, 2009 was $0.5 million and $9,000, respectively.

The Company classifies cash received from government grants as restricted cash when the funding is received in advance of using it for qualified expenditures. For the year ended December 31, 2009, the Company received $3.9 million under such arrangements, of which $1.7 million remains classified as restricted cash at December 31, 2009.

Government Grants—The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Specifically, when government grants are related to reimbursements for cost of revenues or operating expenses, the government grants are recognized as a reduction of the related expense in the consolidated statements of operations. For government grants related to reimbursements of capital expenditures, the government grants are recognized as a reduction of the basis of the asset and recognized in the consolidated statements of operations over the estimated useful life of the depreciable asset as reduced depreciation expense.

The Company records government grants receivable in the consolidated balance sheets in prepaid expenses and other current assets or other assets, depending on when the amounts are expected to be received from the government agency. Proceeds received from government grants prior to expenditures being incurred are recorded as restricted cash and other current liabilities or other long-term liabilities, depending on when the Company expects to use the proceeds.

Accounts Receivable and Concentrations of Credit Risks—Accounts receivable are stated net of an allowance for contractual adjustments and uncollectible accounts, which are determined by establishing reserves for specific accounts and consideration of historical and estimated probable losses. The

2. Summary of Significant Accounting Polices (Continued)

following table sets forth the activity in the allowance for each of the periods set forth below (in thousands):

	December 31, 2007	December 31, 2008	December 31, 2009
Beginning balance	$ —	$ 199	$1,486
Provision	215	1,472	13
Write-offs and foreign currency adjustments	(16)	(185)	162
Ending balance	$199	$1,486	$1,661

The unbilled portion of accounts receivable from certain government research and development contracts included in the accounts receivable balance was $0.1 million and $0.7 million at December 31, 2008 and December 31, 2009, respectively. The unbilled portion of the accounts receivable are periodically invoiced based on the terms of the government research and development contract.

At December 31, 2008, the Company had two customers who accounted for 28% and 16% of total accounts receivable, individually. At December 31, 2009, the Company had three customers who accounted for 17%, 16% and 13% of total accounts receivable, individually.

During the years ended December 31, 2007 and 2008, one customer of the Company, together with its affiliates, represented 66% and 44% of the Company's revenue, respectively. During the year ended December 31, 2009, one customer of the Company, together with its affiliates, and a second customer represented 14% and 35% of the Company's revenue, individually.

The U.S. government and its agencies, departments and subcontractors comprised the following percentages of research and development services revenue for the years ended December 31, 2007, 2008 and 2009: 68%, 13% and 23%, respectively.

Inventory—Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis and includes material costs, labor and applicable overhead. The Company includes in finished goods inventory products that have been delivered to customers for which the related revenue has been deferred until the customer has accepted the product or the evaluation period has expired.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company's incremental borrowing rate at the inception of the lease, or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment. The Company capitalizes interest costs as part of the historical cost of constructing manufacturing facilities.

2. Summary of Significant Accounting Polices (Continued)

Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Automobiles	5 years
Machinery and equipment	5-7 years
Buildings	15-20 years
Leasehold improvements	Lesser of useful life or lease term

Other Assets—Other assets primarily include long term deposits and deferred financing costs which were incurred in connection with the issuance of debt. Deferred financing costs consist of the fair value of warrants issued in conjunction with the Company's financing agreements and other legal and banking fees. Such amounts are amortized into interest expense over the life of the related debt. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. As of December 31, 2009, the Company had fully amortized all of its deferred financing costs.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Indefinite-lived intangible assets are not subject to amortization and consist of trademarks and trade names the Company has acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually and more frequently if events or changes in circumstances indicate that the asset might be impaired. If an impairment exists, a loss is recorded to write-down the value of goodwill or indefinite-lived intangible assets to their implied fair value. The Company performed the annual impairment test for these assets as of October 1, 2009. As a result, the Company recorded a $0.2 million impairment of intangible assets related to its Enerland subsidiary in the year ended December 31, 2009. There have been no events since October 1, 2009 that would require the Company to perform an additional assessment of goodwill or indefinite-lived assets.

Intangible Assets Subject to Amortization—The Company amortizes its intangible assets with definitive lives over their estimated useful lives, which range from less than a year to 17 years, based on the same pattern as the Company expects to receive the economic benefit from these assets.

As a result of the decline in revenue from the Company's Enerland subsidiary and termination of a supply agreement with Enerland's most significant customer, the Company evaluated the intangible asset associated with the customer relationships for impairment which resulted in a $1.4 million intangible asset impairment charge in the year ended December 31, 2008. No impairment charge was recorded in the year ended December 31, 2009 related to intangible assets subject to amortization.

Impairment of Long-Lived Assets—The Company's long-lived assets include property, plant and equipment and intangible assets subject to amortization (i.e., patented technology, contractual backlog, specially-trained workforce and customer relationships). The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow

2. Summary of Significant Accounting Polices (Continued)

expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. With the decline in revenue from the Company's Enerland subsidiary and termination of the supply agreement with Enerland's largest customer, the Company concluded that impairment indicators existed. As a result, the Company reviewed its long-lived assets associated with the production of small prismatic batteries and recorded a $1.7 million impairment in the year ended December 31, 2008. During the year ended December 31, 2009, the Company recorded a $0.7 million charge related to impaired equipment at its China facility.

Segment, Geographic and Significant Customer Information—Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker is the Chief Executive Officer. The Company's chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

Information about the Company's operations in different geographic regions is presented in the tables below (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Geographic revenues (based on shipment destination or services location)			
United States	$18,715	$24,101	$48,876
Chile	—	—	8,505
China	11,811	24,788	8,391
United Kingdom	1,015	8,788	7,494
Germany	718	1,455	6,023
Mexico	—	757	4,185
Czech Republic	4,219	2,287	3,086
Korea	3,665	840	669
Malaysia	—	3,883	75
Other	1,206	1,626	3,745
	$41,349	$68,525	$91,049

2. Summary of Significant Accounting Polices (Continued)

	December 31, 2008	December 31, 2009
Property, plant and equipment (based on location of asset)		
China	$33,180	$45,383
United States	13,701	18,190
Korea	5,627	8,089
Canada	197	—
	$52,705	$71,662

The Company groups its revenues into four revenue categories. Revenue for these categories is as follows (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Transportation	$ 2,596	$ 9,862	$45,298
Consumer	32,908	40,752	20,141
Electric grid	—	2,900	11,080
Research and development services	5,845	15,011	14,530
	$41,349	$68,525	$91,049

Revenue Recognition—The Company recognizes revenue from the sale of products and delivery of research and development services, including governmental contracts. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the price to the buyer is fixed or determinable, and collectability is reasonably assured. If sales arrangements contain multiple elements, the Company evaluates the agreements to determine if separate units of accounting exist within the arrangement. If separate units of accounting exist within an arrangement, the Company allocates revenue to each element based on the relative fair value of each of the elements.

Product Revenue

Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period exists. In general, the Company's customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized (i) upon shipment when the Company is able to demonstrate that the customer specific objective criteria have been met or (ii) upon the earlier of customer acceptance or expiration of the acceptance period.

The Company provides warranties for its products and records the estimated costs as a cost of revenue in the period the revenue is recorded. The Company's standard warranty period extends one to five years from the date of sale, depending on the type of product purchased and its application. The warranties provide that the Company's products will be free from defects in material and workmanship and will, under normal use, conform to the specifications for the product. The warranties further provide that the Company will repair the product or provide replacement parts at no charge to the

2. Summary of Significant Accounting Polices (Continued)

customer. When the Company is unable to reasonably determine its obligation for warranty of new products, revenue from the sale of the products is deferred until expiration of the warranty period or until such time as the warranty obligation can be reasonably estimated.

Research and Development Services Revenue

Revenue from research and development services is recognized as the services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to the Company, revenue is limited to those amounts whereby collectability is reasonably assured. The Company recognizes revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. The Company recognizes revenue from fixed-price contracts using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to the Company's clients. There are no costs that are deferred and amortized over the contract term.

Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other government agencies and commercial customers. The Company's research and development arrangements with the federal government or other government agencies typically require the Company to provide pure research, in which the Company investigates design techniques on new battery technologies. The Company's research and development arrangements with commercial customers consist of arrangements where the Company is paid to enhance or modify an existing product or to develop or jointly develop a new product to meet a customer's specifications.

The Company's research and development arrangements generally provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party.

Other Revenue

Fees to license the use of the Company's proprietary and licensed technologies are recognized only after both the license period has commenced and the technology has been delivered to the customer. Royalty revenue is recognized when it becomes determinable and collectability is reasonably assured; otherwise the Company recognizes revenue upon receipt of payment. To date, the Company has not recognized any license or royalty revenue.

Deferred Revenue—The Company records deferred revenue for product sales and research and development services in several different circumstances. These circumstances include when (i) the Company has delivered products or performed services but other revenue recognition criteria have not been satisfied, (ii) payments have been received in advance of products being delivered or services being performed and (iii) all other revenue recognition criteria have been met, but the Company is not

2. Summary of Significant Accounting Polices (Continued)

able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms.

On November 17, 2008, the Company entered into an exclusive agreement to license certain of its technology in the field of consumer electronics devices (excluding power tools and certain other consumer products). In connection with this license agreement, the Company has received and recorded as deferred revenue an up-front license fee of $22.5 million, as well as an up-front support fee of $2.5 million. The Company also expects to receive an additional license fee of $3.0 million following the completion of a support period. In addition, the agreement provides that the Company will be paid royalty fees on net sales of licensed products that include its technology. The Company has agreed to the terms of the license agreement that if, during a certain period following execution of the license agreement, the Company enters into an agreement with a third party that materially restricts the licensee's rights under the license agreement or fails to provide the necessary support to enable the licensee to practice the Company's technology, then the Company may be required to refund the licensee all license and support fees paid to cover the licensee's capital and other expenses paid and/or committed by the licensee in reliance upon its rights under the license agreement. Revenue recognition is expected to commence two years from the date of the agreement, upon successful transfer of technology know how to the customer. The license and support fee will be recognized on a straight-line basis over the longer of the patent term or the expected customer relationship.

Shipping and Handling Costs—Shipping and handling costs are classified as a component of cost of revenue. Customer payments of shipping and handling costs are recorded as product revenue.

Research and Development Costs—Costs incurred in the research and development of the Company's products are expensed as incurred and include salaries, third-party contractors, materials, and supplies. Research and development costs directly associated with research and development services revenue are classified as cost of research and development services. Additionally, a portion of research and development costs were offset by cost-sharing funding. For the years ended December 31, 2007, 2008 and 2009, the research and development costs that were offset by cost-sharing funding was $3.1 million, $4.8 million, and $2.8 million, respectively.

Income Taxes—Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using rates anticipated to be in effect when such temporary differences reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Guarantees and Indemnifications—Upon issuance of a guarantee, the Company must disclose and recognize a liability for the fair value of the obligation assumed under the guarantee.

2. Summary of Significant Accounting Polices (Continued)

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make is unlimited. The Company has directors' and officers' insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

In connection with certain loan agreements, the Company has agreed to indemnify the lender and its representatives against all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the loan and all losses incurred by the indemnified party in connection with the execution, delivery, enforcement, performance, and administration of the loan. The term of these indemnification agreements are perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

The Company leases office space under a noncancelable operating lease. The Company has agreed under the lease to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions arising from or related to the omission, fault, act, negligence, or misconduct (whether under the lease or otherwise) of the Company or of any employee, agent, contractor, licensee, or visitor of the Company; or arising from any accident, injury, or damage whatsoever resulting to any person or property while on or about the Company's premises except to the extent arising from any omission, fault, negligence, or other misconduct of landlord or of landlord's agents, contractors, or employees.

The Company generally agrees to indemnify customers from costs resulting from the products' deviations from specifications, delivery and performance requirements, and any third-party claims arising from the product or violations of specified laws and safety regulations. The amount of indemnification generally is limited to the amount of fees paid to the Company.

The Company has not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations, and, consequently, concluded that the fair value of these obligations is negligible and no related liabilities were established.

Accumulated Other Comprehensive Income (Loss)—Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments attributable to A123 Systems, Inc. The largest portion of the cumulative translation adjustment relates to the Company's Asian operations and reflects the changes in the Chinese RMB and Korean Won exchange rates relative to the U.S. Dollar.

Fair Value of Financial Instruments—The carrying amount of cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these items. Management believes that the Company's debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value. At December 31, 2008, the Company's preferred stock warrant liability was carried at fair value. Upon the closing of the Company's initial public offering on September 29, 2009, the preferred stock warrants were converted to common stock warrants, and at December 31, 2009 there is no outstanding preferred stock warrant liability.

2. Summary of Significant Accounting Polices (Continued)

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, GAAP establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including the Company's cash equivalents.

The Company did not have any material items that are measured at fair value on a non-recurring basis under this requirement for the years ended December 31, 2008 and 2009.

The following tables show assets and liabilities measured at fair value on a recurring basis and the input categories associated with those assets and liabilities (in thousands):

		As of December 31, 2008		
	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:				
Money market funds	$61,580	$—	$61,580	$ —
Liability:				
Preferred stock warrant	$ 950	$—	$ —	$950

		As of December 31, 2009		
	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:				
Money market funds	$447,368	$447,368	$—	$—

The Company's cash equivalents consist of money market funds that approximate their face value. The fair value of the preferred stock warrant liability was determined using the Black-Scholes option pricing model. The Company's preferred stock warrants were converted to common stock warrants as of September 29, 2009 in conjunction with the Company's public stock offering and were classified as equity awards.

2. Summary of Significant Accounting Polices (Continued)

The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized as a Level 3 instrument, for each of the periods set forth below (in thousands):

	Year Ended December 31,	
	2008	2009
Preferred stock warrant liability, beginning of period	$664	$ 950
Unrealized loss included in other income (expense)	286	515
Conversion to common stock in connection with the Company's initial public offering	—	(1,465)
Preferred stock warrant liability, end of period	$950	$ —

Stock-Based Compensation—Effective January 1, 2006, the Company accounts for all awards, including employee and director awards, by recognizing compensation expense based on the fair value of share-based transactions in the consolidated financial statements on a prospective basis. This accounting applies to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006 and awards issued prior to January 1, 2006 continue to be accounted for in accordance with the accounting originally applied. The Company recognizes compensation expense over the vesting period using a ratable method (providing the minimum amount of compensation recorded is equal to the vested portion of the award, requiring a ratable method when necessary) and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options, utilizing various assumptions.

The Company records equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalues the equity instruments as they vest.

Net Loss Per Share—Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the fiscal year. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the fiscal year. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any potential (unissued) shares of common stock and warrants based on the treasury stock method.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share, as the effect would have been anti-dilutive (in thousands):

	December 31, 2007	December 31, 2008	December 31, 2009
Convertible preferred stock upon conversion to common stock	42,012	48,164	—
Warrants to purchase redeemable convertible preferred stock	126	126	—
Warrants to purchase common stock	—	45	—
Options to purchase common stock	6,605	8,205	10,640
	48,743	56,540	10,640

2. Summary of Significant Accounting Polices (Continued)

New Accounting Pronouncements—In June 2009, the FASB issued new accounting guidance which modifies the existing quantitative guidance used in determining the primary beneficiary of a VIE by requiring entities to qualitatively assess whether an enterprise is a primary beneficiary, based on whether the entity has (i) power over the significant activities of the VIE, and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. This guidance becomes effective for all new and existing VIE's on January 1, 2010.

In October 2009, the FASB issued an update to the accounting and reporting guidance for multiple-deliverable revenue arrangements. The new accounting guidance removes the separation criterion that objective and reliable evidence of the fair value of the undelivered item must exist for the delivered items to be considered a separate unit or separate units of accounting. The FASB issued update requires an entity to determine the selling price of qualifying deliverables based on a hierarchy of evidence. In considering the hierarchy of evidence, the entity must first determine the selling prices by using vendor-specific objective evidence ("VSOE"), if it exists; otherwise, third-party evidence ("TPE") of selling price must be used. If neither VSOE nor TPE of selling price exists for a deliverable, an entity must use its best estimate of the selling price for that deliverable in allocating consideration among deliverables in an arrangement. This update is effective for arrangements entered into in the fiscal years beginning on or after June 15, 2010, unless the vendor elects early application. The Company is evaluating the potential impact, if any, of the adoption of this update on the Company's consolidated financial statements.

In January 2010, the FASB issued an update to the existing disclosure requirements related to fair value measurements which requires entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This update is effective for annual and interim periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company is evaluating the potential impact, if any, of the adoption of this update on the Company's consolidated financial statement disclosures.

3. Initial Public Offering

On September 29, 2009, the Company closed its initial public offering of common stock ("IPO") of 32,407,576 shares of common stock at an offering price of $13.50 per share, of which 31,727,075 shares were sold by the Company and 680,501 shares were sold by selling stockholders, resulting in net proceeds to the Company of approximately $391.8 million, after deducting underwriting discounts and offering costs. Upon the closing of the IPO, the Company's outstanding shares of redeemable convertible preferred stock were automatically converted into 61,374,225 shares of common stock, the redemption rights of the Company's outstanding shares of redeemable common stock terminated and these 1,592,797 shares were reclassified to common stock, and the Company's outstanding preferred stock warrants were automatically converted into common warrants to purchase a total of 126,696 shares of common stock. The consolidated financial statements, including share and per share amounts, include the effects of the IPO because it was completed prior to December 31, 2009.

Costs directly associated with the Company's IPO were capitalized and recorded as deferred offering costs prior to the closing of the IPO. Once the IPO was closed, these costs were recorded as a

3. Initial Public Offering (Continued)

reduction of the proceeds received in arriving at the amount recorded in additional paid-in capital. Deferred offering costs were approximately $4.5 million as of December 31, 2008. During 2009, approximately $6.7 million of deferred offering costs were reclassified and recorded as a reduction of the proceeds received through the IPO.

4. Government Grants

Center of Energy and Excellence Grant

In February 2009, the State of Michigan awarded the Company a $10.0 million Center of Energy and Excellence grant. Under the agreement, the State of Michigan will provide cost reimbursement for 100% of qualified expenditures incurred through November 30, 2011. Other than certain standard conditions, there are no conditions attached to this award that will require repayment of amounts received if those conditions are not met. The Company received $3.0 million of this grant in March 2009, with the remainder to be paid based on the achievement of certain milestones in the facility development. The Company has used $2.2 million of these funds as of December 31, 2009, which was recorded as an offset to deposits for equipment, construction in progress, and operating expenses of $1.0 million, $1.1 million and $0.1 million, respectively, as of and for the year-ended December 31, 2009.

Michigan Economic Growth Authority

In April 2009, Michigan Economic Growth Authority ("MEGA") offered the Company certain tax incentives, which can be used to offset the Michigan Business Tax owed in a tax year, carried forward for the number of years specified by the agreement, or be paid to the Company in cash at the time claimed to the extent the Company does not owe a tax. The terms and conditions of the *High-Tech Credit* were established in October 2009 and the *Cell Manufacturing Credit* in November 2009.

High Tech Credit—The *High-Tech Credit* agreement provides the Company with a 15-year tax credit, beginning with the 2011 fiscal year or 2010 fiscal year if the Company elects. The credit will be calculated as qualified wages and benefits, multiplied by the Michigan personal income tax rate beginning in the tax year the credit is sought. The proceeds to be received by the Company will be based on the number of jobs created, qualified wages paid and tax rates in effect over the 15 year period. The tax credit is subject to a repayment provision in the event the Company relocates a substantial portion of the jobs outside the state of Michigan within 15 years from the date the Company first receives the credit. There is no impact to the consolidated financial statements as of December 31, 2009.

Cell Manufacturing Credit—The *Cell Manufacturing Credit* agreement authorizes a credit for the Company equal to 50% of capital investment expenses related to the construction of the Company's integrated battery cell manufacturing plant in Michigan, commencing January 1, 2009, up to a maximum of $100.0 million over a four year period. The credit shall not exceed $25.0 million per year and can be submitted for reimbursement beginning in tax year 2012. The Company is required to create 300 jobs no later than December 31, 2016 for the tax credit to be non-refundable. The tax credit is subject to a repayment provision in the event the Company relocates 51% or more of the 300 jobs outside of the state of Michigan within three years after the last year the tax credit is received. As of December 31, 2009, the Company incurred $12.7 million in expenses related to the construction of the

4. Government Grants (Continued)

Livonia facility. When the Company has met the filing requirements for the tax year ending December 31, 2012, the Company expects to receive approximately $6.3 million in refundable tax credits related to these expenses. There is no impact to the consolidated financial statements as of December 31, 2009.

Michigan Economic Growth Authority Loan

The State of Michigan also granted the Company a low interest forgivable loan of up to $4.0 million effective August 2009 with the objective of conducting advance vehicle technology operations to promote and enhance job creation within the State of Michigan. To receive advances under the loan, the Company is required to achieve certain key milestones related to the development of the manufacturing facility. The note will accrue interest of 1% per annum from the date of the initial advance, and the Company will have no obligation to pay any principal or interest until August 2012. If the Company creates 350 full time jobs by August 2012 and maintains the jobs in the State of Michigan for three years after the end of the loan, the entire debt will be forgiven. The Company has not yet met the first milestone required to receive the initial advance from the loan, and as such, there is no impact to the consolidated financial statements as of December 31, 2009.

U.S. Department of Energy Battery Initiative

In December 2009, the Company entered into an agreement establishing the terms and conditions of a $249.1 million grant awarded under the Department of Energy ("DOE") Battery Initiative to support manufacturing expansion of new lithium-ion battery manufacturing facilities in Michigan. Under the agreement, the DOE will provide cost reimbursement for 50% of qualified expenditures incurred from December 1, 2009 to November 30, 2012. The agreement also provides for reimbursement of pre-award costs incurred from June 1, 2009 to November 30, 2009. Other than certain standard conditions, there are no conditions attached to this award that will require repayment of amounts received if those conditions are not met. As of December 31, 2009, the Company has incurred allowable costs entitling the Company to receive $6.1 million in reimbursement of which $6.0 million represents reimbursements of pre-award costs. The Company recorded the $6.1 million receivable in prepaid expenses and other current assets in the consolidated balance sheets of which $5.7 million is an offset to deposits for purchases of equipment, included in other long-term assets in the consolidated balance sheets, and the remaining $0.4 million as an offset to operating expenses in the consolidated statements of operations.

Department of Energy, Labor and Economic Growth ("DELEG")

In December 2009, the State of Michigan awarded the Company $2.0 million to assist in funding the Company's smart grid stabilization project, the purpose of which is to develop and improve the quality of application of energy efficient technologies and to create or expand the market for such technologies. The Company received $0.9 million in December 2009, which is included in short-term restricted cash and other current liabilities and will receive the remainder upon expending 90% of the initial advance.

4. Government Grants (Continued)

City of Livonia Personal Property Tax Exemption

The Company entered into an agreement with the City of Livonia allowing 100% exemption from personal property taxes by Livonia on all new personal property during the exemption period commencing on December 31, 2009 and continuing for fourteen years through December 31, 2023. The Company is required to invest at least $24.0 million in personal property and create or locate 350 new jobs in the eligible district to receive the exemption. If the Company relocates operations, jobs or activities outside the City of Livonia on or before May 31, 2016 such that employment is 175 jobs or less, the Company is required to repay all or a portion of the property taxes exempted. There is no impact to the consolidated financial statements as of December 31, 2009 as a result of this agreement.

5. Investment in Joint Venture

To assist the Company in getting penetration into China's transportation industry, the Company entered into a joint venture with an automaker in China in December 2009. Under the terms of the joint venture, the Company is required to invest $4.7 million into the joint venture over a period of approximately 15 months, in return for a 49% interest in the joint venture. As of December 31, 2009, no capital contributions have been made to the joint venture, nor were any required under the terms of the agreement. The Company will also supply the joint venture with battery cells in accordance with the joint venture's production plan and will grant necessary advanced technology licenses to the joint venture for the development, manufacture and service of battery systems. As of December 31, 2009, the Company has not recorded any revenue or made any shipments of products to the joint venture.

6. Prepaids and Other Current Assets

Prepaids and other current assets consist of the following (in thousands):

	December 31, 2008	December 31, 2009
Deposits	$ 117	$ 149
Prepaid expenses	4,239	2,237
Government grant receivable	—	6,051
Other current assets	745	458
	$5,101	$8,895

7. Inventory

Inventory consists of the following (in thousands):

	December 31, 2008	December 31, 2009
Raw materials	$11,042	$ 7,726
Work-in-process	19,207	25,139
Finished goods	5,475	4,573
	$35,724	$37,438

8. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31, 2008	December 31, 2009
Computer equipment and software	$ 4,765	$ 7,005
Furniture and fixtures	977	1,585
Automobiles	326	385
Machinery and equipment	37,224	66,934
Buildings	6,192	6,900
Leasehold improvements	7,017	9,224
Construction in progress	9,759	8,026
Property, plant and equipment, at cost	66,260	100,059
Less accumulated depreciation and amortization	13,555	28,397
Property, plant and equipment, net	$52,705	$ 71,662

Plant and equipment under capital lease consists of the following (in thousands):

	December 31, 2008	December 31, 2009
Computer equipment and software, at cost	$1,052	$1,624
Less accumulated depreciation	(345)	(855)
Computer equipment and software, net	$ 707	$ 769

Depreciation expense for the years ended December 31, 2007, 2008 and 2009, was $3.4 million, $7.2 million and $12.3 million, respectively.

9. Goodwill and Intangible Assets

There was no change in the carrying value of goodwill during the years ended December 31, 2008 and 2009.

Intangible assets consist of the following (in thousands):

		December 31, 2008			December 31, 2009		
Intangible Asset Class	Useful Life (Years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Contractual backlogs	1-3	$ 497	$ 497	$ —	$ 497	$ 497	$ —
Customer relationships	5-17	640	177	463	640	394	246
Patented technology	4-5	2,473	1,200	1,273	2,473	1,855	618
Specialty-trained workforce	4	60	29	31	60	44	16
Trademarks and trade names	Indefinite	622	—	622	374	—	374
		$4,292	$1,903	$2,389	$4,044	$2,790	$1,254

Amortization expense for intangible assets totaled $0.6 million, $0.8 million, and $0.9 million for years ended December 31, 2007, 2008 and 2009, respectively. The remaining net book value of the

9. Goodwill and Intangible Assets (Continued)

intangible assets will be amortized over a weighted-average period of approximately 2.97 years as of December 31, 2009. Future amortization expense consisted of the following at December 31, 2009 (in thousands):

	Amortization
2010	$472
2011	211
2012	20
2013	19
2014	17
Thereafter	141
	$880

10. Employee Benefit Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the 401(k) Plan may be made at the discretion of the Board of Directors. The Company has made no contributions to the 401(k) Plan.

Employees of the Company's Enerland subsidiary with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. As of December 31, 2008 and December 31, 2009, the balance of the severance benefit was $0.6 million and $0.9 million, respectively, and is included in other long-term liabilities on the Company's consolidated balance sheet.

11. Accrued Expenses

Accrued expenses consists of the following (in thousands):

	December 31, 2008	December 31, 2009
Payroll and related benefits	$ 3,663	$ 4,410
Legal, audit, tax and professional fees	1,831	2,165
Product warranty	1,813	2,313
Manufacturing sub-contractors' costs	4,262	675
Taxes	558	454
Direct contract costs	661	450
Interest	75	86
Other	1,518	1,136
Total accrued expenses	$14,381	$11,689

12. Commitments and Contingencies

Capital Leases—The Company has entered into certain capital lease agreements for software, computer, laboratory and manufacturing equipment. The leases are payable in monthly installments through February 2014.

The recorded balance of capital lease obligations as of December 31, 2008 and December 31, 2009 was $0.7 million and $0.6 million, respectively. The Company recorded interest expense in connection with its capital leases of $0.1 million for each of the years ended December 31, 2007, 2008 and 2009.

Future minimum payments under capital leases at December 31, 2009, are as follows (in thousands):

	Capital Lease Obligations
2010	$460
2011	103
2012	81
2013	46
2014	1
	691
Less portion representing interest	87
Present value of future minimum payments	604
Less current portion	411
Long-term obligations	$193

Operating Leases—The Company has non-cancelable operating lease agreements for office, research and development and manufacturing space in the United States, Canada, China and Korea. The Company also has operating leases for certain equipment and automobiles. These lease agreements expire at various dates through 2019 and certain of them contain provisions for extension on substantially the same terms as are in effect. Where leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

Future minimum payments under operating leases consisted of the following at December 31, 2009 (in thousands):

	Operating Leases
2010	$ 3,913
2011	3,881
2012	3,085
2013	3,084
2014	3,084
Thereafter	14,333
Total minimum lease payments	$31,380

12. Commitments and Contingencies (Continued)

The Company incurred rent expense under all operating leases of $1.1 million, $2.1 million, and $4.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

In May 2009, the Company entered into a long-term lease for a facility in Livonia, Michigan. The lease is for 291,000 square feet and has an initial term of ten years with two options to renew for five years each. The Company's minimum payments under this lease are expected to be $14.2 million over the initial term.

In December 2009, the Company amended the existing lease for space in Watertown, MA to extend the terms through April 30, 2011. The Company's future minimum payments under this amendment are expected to be $1.0 million over the term.

In December 2009, the Company entered into a long-term lease for approximately 287,300 square feet of office and warehouse space in Romulus, Michigan. The lease is for a ten-year term, and the Company has the option to extend the lease term for two successive terms of five years each. The Company's future minimum payments under this lease are expected to be $13.0 million over the initial term.

Royalty Obligations—In December 2001, the Company entered into an exclusive worldwide license agreement with a university for certain technology developed by the university. As part of this agreement, the Company has agreed to pay royalties for sales of products using the licensed technology. The royalty payments include minimum guaranteed payments of $50,000 per year. In addition, as payment for this license, the Company issued 200,000 shares of the Company's common stock in December 2001. The term of the agreement shall remain in effect until the expiration of all issued patents. During the years ended December 31, 2007, 2008 and 2009, the Company paid royalties of $0.1 million, $0.2 million, and $0.3 million, respectively.

Additionally, under the terms of the license agreement, the Company is required to reimburse the university for certain legal fees related to the maintenance of the patents. The Company paid the university $0.1 million for each of the years ended December 31, 2007, 2008, and 2009, for patent legal fees and other related expenses, all of which are included in research and development expense in the accompanying consolidated statements of operations.

Purchase Obligations—Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty. As of December 31, 2009, the total outstanding purchase obligations were $45.6 million and will be settled within the next twelve months.

Litigation—In November 2005, the Company received a letter asserting that it was infringing upon certain U.S. patents. In April 2006, the Company commenced an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment that the patents in question were not infringed by the Company's products and that the patents claiming to be infringed upon are invalid. On September 11, 2006, a countersuit was filed against the Company and two of its business partners in the United States District Court for the Northern District of Texas alleging infringement of these patents. In October 2006 and January 2007, the U.S. Patent and Trademark Office ("PTO") granted the Company's request for reexamination of the two patents. In January and February 2007, the two suits were stayed pending the reexamination. The reexaminations of the two patents were concluded on April 15, 2008 and May 12, 2009, respectively. The Company filed a motion to re-open

12. Commitments and Contingencies (Continued)

the litigation in the United States District Court for the District of Massachusetts on June 11, 2009. On September 28, 2009, the Massachusetts court entered an order denying that motion, which the Company appealed on October 27, 2009 to the United States Court of Appeals for the Federal Circuit. On July 22, 2009, the Company was sent a proposed Second Amended Complaint which the complainants intend to seek leave to file with the Texas Court in light of the PTO's reexaminations. The two suits continue to remain stayed at this time. The Company has agreed to indemnify two business partners for their legal costs in defending this litigation and any damages that may be awarded. The Company is unable to predict the outcome of this matter, and therefore no accrual has been established for this contingency.

13. Product Warranties

The Company provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related revenue. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, utilization levels, material usage, and supplier warranties on parts delivered to the Company. Should actual product failure rates, utilization levels, material usage, or supplier warranties on parts differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Product warranty activity, which is recorded in accrued expenses and other long-term liabilities on the consolidated balance sheets, was as follows (in thousands):

	December 31, 2008	December 31, 2009
Product warranty liability—beginning of period	$1,560	$1,813
Accruals for new warranties issued (warranty expense)	1,180	1,834
Payments made (in cash or in kind)	(927)	(306)
Product warranty liability—end of period	1,813	3,341
Less amounts classified as current	1,813	2,313
Long-term warranty liability	$ —	$1,028

14. Income Taxes

The provision for income taxes consists of the following components (in thousands):

	2007	2008	2009
Current tax expense	$ 379	$254	$290
Deferred tax expense (benefit)	(282)	21	(12)
	$ 97	$275	$278

The Company's provision for income taxes consists primarily of foreign taxes.

14. Income Taxes (Continued)

Reconciling items from income tax computed at the statutory federal rate were as follows:

	Year Ended December 31,		
	2007	2008	2009
Federal income tax at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefits	4.9	4.2	2.8
Permanent adjustments	(1.0)	(1.2)	(2.3)
Net research and development and other tax credits	(0.9)	0.8	1.6
Valuation allowance	(32.0)	(34.9)	(35.8)
Foreign	(5.5)	(2.8)	(1.1)
Other	0.2	(0.4)	0.5
	(0.3)%	(0.3)%	(0.3)%

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2008	December 31, 2009
Net operating losses	$ 41,826	$ 54,955
Capitalized start-up costs	586	—
Deferred revenue	598	11,650
Credit carryforwards	1,697	3,394
Accruals and other	6,473	9,218
Depreciation	1,514	2,900
Amortization	189	(42)
Deferred tax assets before valuation allowance	52,883	82,075
Valuation allowance	(52,701)	(81,880)
Net deferred tax assets	$ 182	$ 195

At December 31, 2009, the Company had $139.2 million of federal net operating losses, $107.5 million of state net operating losses and $3.3 million of credit carryforwards that expire at various dates through 2029. The valuation allowance increased by $26.8 million and $29.2 million during 2008 and 2009, respectively, due to the increase in the net deferred tax assets by the same amounts (primarily due to the increased net operating losses). The net deferred tax assets are classified as other assets in the Company's consolidated balance sheet.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be used annually to offset future taxable income. The amount of any annual limitation is determined based upon the Company's value prior to an ownership change. The Company has not determined whether there has been such a cumulative change in ownership or the impact on the utilization of the loss carryforwards if such change has occurred.

14. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, all tax years 2002 through 2009 remain open to examination by U.S. federal, state and local, or non-U.S. tax jurisdictions.

As of December 31, 2009, the Company has provided a liability for $0.6 million for uncertain tax positions related to various foreign income tax matters which are classified as other long-term liabilities in the Company's consolidated balance sheets. The uncertain tax positions as of December 31, 2009 exclude interest and penalties of $0.2 million which are classified as other long-term liabilities on the Company's consolidated balance sheets. These uncertain tax positions would impact the Company's effective tax rate, if recognized. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next 12 months.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

	2007	2008	2009
Balance at beginning of year	$ —	$ 860	$630
Additions from acquisitions	595	—	—
Additions based on tax positions related to the current year	265	—	—
Additions for tax positions of prior years	—	—	—
Settlements	—	(24)	(43)
Fluctuation in foreign exchange rates	—	(206)	44
Balance at end of year	$860	$ 630	$631

The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. During the years ended December 31, 2007, 2008, and 2009, the Company recognized approximately $0 million, $0.1 million, and $0.1 million in penalties and interest, respectively. The Company had approximately $0.2 million for the payment of penalties and interest included in other long-term liabilities at December 31, 2009.

15. Financing Arrangements

Long-Term Debt—Long-term debt consists of the following (in thousands):

	December 31, 2008	December 31, 2009
Term loan	$ 8,547	$12,069
Enerland debt		
Term loan 1	104	—
Term loan 2	1,192	1,289
Technology funds loan	152	107
Korean government loans	527	429
Total	10,522	13,894
Less amounts classified as current	4,629	6,456
Long-term debt	$ 5,893	$ 7,438

15. Financing Arrangements (Continued)

Term Loan—The Company holds a term loan agreement with a financial institution that is also a common shareholder. The Company has a term loan facility under the term loan agreement for $3.0 million with minimum advances of $1.0 million. As of December 31, 2009, the Company has $0 outstanding under this term loan facility. The Company holds a second term loan facility under the term loan agreement for $15.0 million with minimum advances of $0.5 million. The second term loan facility is repayable over a 36-month period and accrues interest at prime plus 0.75%. As of December 31, 2009, the Company has approximately $12.1 million outstanding under this credit facility.

The term loan agreement requires the Company to comply with certain financial covenants, which include a minimum liquidity ratio calculation. The term loan also restricts the Company's ability to pay cash dividends. The term loan agreement is collateralized by substantially all assets of the Company, excluding intellectual property, property and equipment owned as of December 31, 2005 and certain equipment located in China.

Note Payable—On April 17, 2009, the Company entered into a $0.8 million promissory note with a vendor for consulting services performed. The promissory note was due by December 31, 2009 and accrued interest at 4.0%. In the event that the Company completed certain financing or funding arrangements or completed an IPO, the promissory note became immediately due and payable. The Company repaid the note following the completion of the IPO in September 2009.

Enerland debt—The Company has the following outstanding obligations for its Enerland subsidiary:

- *Term loan 1*—Enerland entered into two secured loan agreements with a financial institution which matured in September 2008 and June 2009 to borrow approximately $0.9 million. The weighted average interest rate for the loans for 2008 was 4.47%. Enerland was provided with repayment guarantees from Kibo Technology Fund, a Korean technical guarantee agency for small business, in relation to these loan agreements. The Term loan 1 was paid off during the year ended December 31, 2009.

- *Term loan 2*—On March 5, 2008, the Company entered into two loan agreements with a financial institution in the amounts of $1.3 million and $0.3 million which mature in 2010. The loans have a variable interest rate. The weighted average interest rate for the loans as of December 31, 2009 was 8.10%. Term loan 2 was subsequently paid off during the first quarter of 2010.

- *Technology funds loan*—The Company has a technology funds loan agreement amounting to $0.2 million and $0.1 million as of December 31, 2008 and 2009, respectively, with a variable interest rate. The weighted average interest rate for the loan as of December 31, 2009 was 5.25%. The loan matures in August 2011.

- *Korean government loans*—As part of the Korean government's initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government loans. Certain grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving such government grants is required to refund between 20% and 30% of the grants received for such development.

15. Financing Arrangements (Continued)

Future principal payments due under the long-term debt agreements at December 31, 2009 are as follows (in thousands):

Years Ending December 31	
2010	$ 6,456
2011	5,220
2012	2,144
2013	74
Total future minimum payments	13,894
Less current portion	6,456
Long-term portion	$ 7,438

Revolving Credit Facilities—The Company entered into a line of credit ("LOC") for $8.0 million with a financial institution that is also a common stockholder. The line of credit accrues interest at prime (3.25% at December 31, 2009). The outstanding balance at December 31, 2008 and December 31, 2009 was $8.0 million. The LOC has a maturity date of September 24, 2010, and the Company is required to comply with the same financial covenants required under the Term Loan mentioned above.

16. Stock Warrants

The Company issued a warrant to purchase 67,000 shares of Series B Redeemable Convertible Preferred Stock ("Series B") at an exercise price of $2.08 per share. The warrant is immediately exercisable and expires in February 2012. The Company estimated the initial fair value of the warrant as of the date of grant to be $0.1 million using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.19%, (ii) life of seven years, (iii) volatility of 100%, and (iv) no expected dividends. Upon the closing of the Company's IPO on September 29, 2009, the preferred stock warrant was converted to a common stock warrant and the fair value of the preferred warrant as of September 29, 2009, estimated to be $0.8 million using the Black-Scholes option pricing model, was reclassified to additional paid-in capital. The warrant was exercised in December 2009 under the cashless exercise option for 59,766 shares of common stock.

In connection with the Term Loan (see Note 15), the Company issued a warrant to purchase 59,000 shares of Series C Redeemable Convertible Preferred Stock ("Series C") at an exercise price of approximately $3.37 per share. The warrant is immediately exercisable and expires in August 2013. The Company has estimated the initial fair value of the warrant to be $0.1 million using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.9%, (ii) life of seven years, (iii) volatility of 70%, and (iv) no expected dividends. In conjunction with the Company's IPO, the warrant was converted to a common stock warrant and the fair value of the preferred stock warrant, estimated to be $0.7 million using the Black-Scholes option pricing model, was reclassified to additional paid-in capital. The warrant was exercised in September 2009 under the cashless exercise option for 49,210 shares of common stock.

16. Stock Warrants (Continued)

At December 31, 2008, the fair value of each of the above warrants using the Black-Scholes option-pricing model and underlying assumptions used in the model were as follows:

	December 31, 2008	
	Series B Warrant	Series C Warrant
Warrant valuation (in thousands)	$ 514	$ 436
Risk-free rate	1.00%	1.55%
Life (years)	3.2	4.6
Volatility	81%	81%
Expected dividends	—%	—%

17. Stock-Based Compensation

The Board of Directors has adopted, and the Company's stockholders have approved, the A123 Systems, Inc. 2001 Stock Incentive Plan (the "2001 Plan"), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company's employees, officers, directors, and outside consultants to purchase up to an aggregate of 13,700,000 shares of the Company's common stock.

The stock options generally vest over a four-year period and expire 10 years from the date of grant. Upon option exercise, the Company issues shares of common stock. As of December 31, 2008 and December 31, 2009, the Company had 625,000 and 0 stock options available for future grant under the 2001 Plan, respectively.

During 2009, the Company's Board of Directors approved the 2009 Stock Incentive Plan (the "2009 Plan") which became effective on the closing of the IPO. A total of 3,000,000 shares of Company's common stock, subject to increase on an annual basis, are reserved for future issuance under the 2009 Plan. Shares of common stock reserved for issuance under the 2001 Plan that remained available for issuance immediately prior to closing of the IPO and any shares of common stock subject to awards under the 2001 Plan that expire, terminate, or are otherwise forfeited, canceled or repurchased by the Company prior to being fully exercised will be added to the number of shares available under the 2009 Plan up to a maximum of 500,000 shares. During the year ended December 31, 2009, 378,792 shares from the 2001 Plan were added to the number of shares available under the 2009 Plan. As of December 31, 2009, the Company had 3,049,542 stock options available for future grant under the 2009 Plan.

17. Stock-Based Compensation (Continued)

The following table presents stock-based compensation expense included in the Company's consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Cost of sales	$ 113	$ 485	$1,469
Research and development	589	2,493	3,808
Sales and marketing	183	437	849
General and administrative	681	1,093	2,427
Total	$1,566	$4,508	$8,553

The Company has capitalized an immaterial amount of stock-based compensation as a component of inventory.

The following table summarizes stock option activity for the year ended December 31, 2009:

	Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In thousands)
Outstanding—January 1, 2009	8,205	$ 4.30	7.73	$ 38,594
Granted	2,915	10.74		
Exercised	(141)	2.61		
Forfeited	(339)	7.62		
Outstanding—December 31, 2009	10,640	$ 5.98	7.40	$175,122
Vested or expected to vest—December 31, 2009	10,640	$ 5.98	7.40	$175,122
Options exercisable—December 31, 2009	5,578	$ 3.31	6.30	$106,709

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model and assumptions as to the fair value of the common stock on the grant date, expected term, expected volatility, risk-free rate of interest and an assumed dividend yield.

Prior to the Company's IPO, in determining the exercise prices for awards and options granted, the Company's Board of Directors has considered the fair value of the common stock as of the date of grant. The Board of Directors determined the fair value of the common stock after considering a broad range of factors, including, but not limited to, the prices for the Company's redeemable convertible preferred stock sold to outside investors in arm's-length transactions, the rights, preferences and privileges of that redeemable convertible preferred stock relative to those of the Company's common stock, the Company's operating and financial performance, the hiring of key personnel, the introduction of new products, the Company's stage of development and revenue growth, the lack of an active public market for common and preferred stock, industry information such as market growth and volume, the performance of similarly-situated companies in the Company's industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of our products and services, the prices of our common stock sold to outside investors in arm's-length transactions, and the

17. Stock-Based Compensation (Continued)

likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions and the nature and history of the Company's business. For awards granted subsequent to the Company's IPO, the fair value of the common stock is generally determined based on the closing price of the stock on the Nasdaq Global Market on the grant date.

The Company derived the risk-free interest rate assumption from the U.S. Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options using the simplified method as prescribed by the Stock Compensation Subtopic of the Codification. This decision was based on the lack of relevant historical data due to the Company's limited operating experience. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of the Stock Compensation Subtopic, incorporating the historical volatility of comparable companies with publicly-available share prices. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company utilized its historical forfeitures to estimate its future forfeiture rate at 11% and 9% for nonexecutive awards for 2008 and 2009, respectively. The Company estimated its future forfeiture rate would be 0% for stock options granted to executives based upon its historical and expected forfeitures.

The Black-Scholes model assumptions for each of the periods set forth below are as follows:

	Year Ended December 31,		
	2007	2008	2009
Risk-free interest rate	4.5 - 4.7%	3.0 - 3.4%	2.7 - 3.2%
Expected life	6.07 years	6.14 years	6.25 years
Expected volatility	63%	66%	73%
Expected dividends	0%	0%	0%

The weighted average grant date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $5.04, $9.10 and $7.24, respectively. The intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $0.7 million, $3.7 million and $1.7 million, respectively.

As of December 31, 2009, there was approximately $28.5 million, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans, which is expected to be recognized over a weighted-average period of 2.58 years.

The Company received $0.1 million, $0.1 million, and $0.4 million in cash from option exercises during the years ended December 31, 2007, 2008 and 2009, respectively.

During the years ended December 31, 2007 and 2008, the Company granted stock options to purchase 26,000 and 10,000 shares, respectively, of common stock to certain advisors (non-employees) of the Company in consideration of services being performed. These options vest as services are provided over various periods from immediately to four years.

17. Stock-Based Compensation (Continued)

The Company has estimated the fair value of options issued to non-employees using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31, 2007	December 31, 2008
Risk-free interest rate	4.55%	4.60%
Expected life	10 years	10 years
Expected volatility	63%	77%
Expected dividends	0%	0%

The assumptions used to determine the fair value of the non-employee awards were derived in a similar manner as described above for employee awards, except that the expected life of non-employee awards are the stated contractual terms and the Company did not assume any forfeitures. These stock options are subject to variable accounting over the service period, which is expected to be the vesting period, as the measurement date for these non-employee stock options is the date when the services have been completed. During the year ended December 31, 2007 and 2008, the Company recorded $0.1 million and $14,000, respectively, of stock-based compensation expense related to these options. There was no compensation expense related to these options recorded during the year ended December 31, 2009.

During the year ended December 31, 2008, the Company issued five restricted stock awards for a total of 24,000 shares of restricted common stock to certain advisors (non-employees) of the Company in consideration of services being performed. These awards were fully vested upon grant, and the Company recognized $0.3 million of stock-based compensation expense related to these awards during the year ended December 31, 2008.

18. Redeemable Convertible Preferred Stock

The following is a summary of the Company's redeemable convertible preferred stock (in thousands, except per share data):

	December 31, 2008
Redeemable convertible preferred stock, $0.001 par value—46,798 and 0 shares authorized as of December 31, 2008 and 2009, respectively:	
Series A—8,312 and 0 shares designated, issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption values of $8,312 and $0, respectively)	$ 8,375
Series A-1—2,925 and 0 shares designated, issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption values of $4,388 and $0, respectively)	4,352
Series B—9,691 and 0 shares designated, 9,624 and 0 shares issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption values of $20,018 and $0, respectively)	19,996
Series C—9,047 and 0 shares designated, 8,988 and 0 shares issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption values of $30,290 and $0, respectively)	30,281
Series D—10,670 and 0 shares designated, issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption value of up to $104,990 and $0, respectively)	69,941
Series E—6,153 and 0 shares designated, issued and outstanding at December 31, 2008 and 2009, respectively (liquidation and redemption value of up to $102,071 and $0, respectively)	102,009
Series F—0 shares designated, issued and outstanding at December 31, 2008 and 2009 (10,862 shares issued in 2009)	—
Total redeemable convertible preferred stock	$234,954

18. Redeemable Convertible Preferred Stock (Continued)

The following is the activity of the Company's redeemable convertible preferred stock for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	Redeemable Convertible Preferred Stock														
	Series A		Series A-1		Series B		Series C		Series D		Series E		Series F		
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total
Balance—January 1, 2007	8,300	$ 8,288	2,925	$ 4,333	9,624	$ 19,993	8,988	$ 30,270	—	$ —	—	$ —	—	$ —	$ 62,884
Sale of series D redeemable convertible preferred stock, net of issuance costs of $87	—	—	—	—	—	—	—	—	10,670	69,913	—	—	—	—	69,913
Exercise of series A warrant	12	82	—	—	—	—	—	—	—	—	—	—	—	—	82
Accretion of redeemable convertible preferred stock to redemption value	—	3	—	11	—	2	—	6	—	13	—	—	—	—	35
Balance—December 31, 2007	8,312	8,373	2,925	4,344	9,624	19,995	8,988	30,276	10,670	69,926	—	—	—	—	132,914
Sale of series E redeemable convertible preferred stock, net of issuance costs of $88	—	—	—	—	—	—	—	—	—	—	6,153	101,998	—	—	101,998
Accretion of redeemable convertible preferred stock to redemption value	—	2	—	8	—	1	—	5	—	15	—	11	—	—	42
Balance—December 31, 2008	8,312	8,375	2,925	4,352	9,624	19,996	8,988	30,281	10,670	69,941	6,153	102,009	—	—	234,954
Sale of series F redeemable convertible preferred stock, net of issuance costs of $262	—	—	—	—	—	—	—	—	—	—	—	—	10,862	99,590	99,590
Accretion of redeemable convertible preferred stock to redemption value	—	1	—	5	—	1	—	2	—	8	—	11	—	17	45
Conversion of redeemable convertible preferred stock to common stock	(8,312)	(8,376)	(2,925)	(4,357)	(9,624)	(19,997)	(8,988)	(30,283)	(10,670)	(69,949)	(6,153)	(102,020)	(10,862)	(99,607)	(334,589)
Balance—December 31, 2009	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	$ —

During 2007, the Company issued 10.7 million shares, of Series D at $6.56 per share for gross proceeds of $70.0 million. The total direct costs related to the issuance of Series D were $0.1 million.

During 2008, the Company issued 6.2 million shares of Series E at $16.59 per share, for gross proceeds of $102.1 million. The total direct costs related to the issuance of Series E were $0.1 million.

During 2009, the Company authorized and issued 10.9 million shares of Series F at $9.20 per share, for gross proceeds of $99.9 million. The total direct costs related to the issuance of Series F was approximately $0.3 million.

On September 29, 2009, in conjunction with the closing of the Company's IPO, all of the Company's 57,533,713 outstanding redeemable convertible preferred shares automatically converted on a one-for-one basis, except for Series E redeemable convertible preferred stock, which converted on a one-for-1.38 basis, into 59,881,160 shares of common stock. At December 31, 2009, the Company had no redeemable convertible preferred shares outstanding.

18. Redeemable Convertible Preferred Stock (Continued)

The rights and preferences of the Series A, Series A-1, Series B, Series C, Series D, Series E and Series F (collectively, the "Updated Senior Preferred Stock") prior to their conversion to common stock were as follows:

- ***Voting Rights***—The holders of the Updated Senior Preferred Stock were entitled to vote on all matters and were entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock was then convertible.
- ***Dividends***—The holders of the Updated Senior Preferred Stock were entitled to receive dividends, when and if declared by the Board of Directors. Since inception, through the closing date of the Company's IPO, no dividends were declared.
- ***Liquidation Rights***—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the Updated Senior Preferred Stock were entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any distribution payments are made to the holders of Series B-1 or common stock, in an amount equal to $1.00 per share in the case of the Series A, $1.50 per share in the case of the Series A-1, $2.08 per share in the case of the Series B, $3.37 per share in the case of the Series C, $6.56 per share in the case of the Series D, $16.59 per share in the case of the Series E and $9.20 per share in the case of the Series F.

  If the amounts available for distribution to stockholders (the "Liquidation Amounts") were greater than $490.0 million, after distribution payments were made to the holders of the Updated Senior Preferred Stock, but before any payments were made to the holders of Series B-1 or common stock, the holders of Series D and Series F were entitled to be paid additional amounts out of the assets of the Company available for distribution to its stockholders in an amount equal to a pro rata portion (based on the aggregate number of shares of Series D and Series F held by such holders) of 75% of the difference between the Liquidation Amounts and $490.0 million, up to $3.28 per share in the case of the Series D and $4.60 per share in the case of the Series F.
- ***Conversion***—Each share of Series A, Series A-1, Series B, Series C, Series D and Series F was convertible into one share of common stock at any time. Each share of Series E was convertible into 1.38 shares of common stock at any time. Each share of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F would automatically convert into common stock (the "Automatic Conversion") upon the completion of a public stock offering with aggregate net proceeds of at least $40.0 million (an "Updated Qualifying Public Offering") at a price per share of $8.00, or upon an election from the holders of at least two-thirds of the Updated Senior Preferred Stock.

  The Automatic Conversion would not apply to the Series D unless effected upon the completion of an Updated Qualifying Public Offering with a price per share of at least $8.00, in connection with certain liquidation events or with the consent of holders of 71% of the Series D.

  The Automatic Conversion would not apply to the Series E unless effected upon the completion of an Updated Qualifying Public Offering with a price per share of at least $8.60, in connection with certain liquidation events or with the consent of holders of 68% of the Series E. In the event the Company issued shares of common stock in an Updated Qualifying Public Offering or private placement at a price per share of less than $12.01, the conversion rate at which the

18. Redeemable Convertible Preferred Stock (Continued)

shares of Series E convert into shares of common stock would have been adjusted based on a weighted-average common stock.

The Automatic Conversion would not apply to the Series F unless effected upon the completion of an Updated Qualifying Public Offering, in connection with certain liquidation events or with the consent of holders of 66⅔% of the Series F. In the event the Company issued shares of common stock in an Updated Qualifying Public Offering at a price per share of less than $11.50, the conversion rate at which the shares of Series F convert into shares of common stock (the "Series F Conversion Rate") would have been adjusted based on a formula such that each share of Series F would convert into more than one share of common stock. In connection with certain liquidation events resulting in proceeds to the stockholders of the Company of less than $650 million, the Series F Conversion Rate would have been adjusted such that each share of Series F would convert into 1.45 shares of common stock. In the event the Company issued shares of common stock in a private placement at a price per share less than $9.20, then the Series F Conversion Rate would have been adjusted such that each share of Series F would convert into more than one share of common stock. If the price per share of such private placement is greater than $6.33 but less than $9.20, then the Series F Conversion Rate would have been adjusted based on a full-ratchet dilution formula; if the price per share of such private placement is less than or equal to $6.33, then the Series F Conversion Rate would have been adjusted based on a combination of a full-ratchet dilution formula and a weighted-average dilution formula.

- ***Redemption***—At any time on or after May 27, 2014, upon the written request of the holders of at least two-thirds of the then-outstanding Updated Senior Preferred Stock, voting as a single class, the Company would redeem all outstanding shares of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F in cash, at the redemption price equal to $1.00, $1.50, $2.08, $3.37, $6.56, $16.59 and $9.20 per share, respectively, plus any declared but unpaid dividends in three annual installments. The Company was accreting the redeemable convertible preferred stock to redemption value over the period, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date.

19. Redeemable Common Stock

In January and February 2008, the Company issued 693,000 and 900,000 shares of common stock to investors, respectively, at $7.22 per share, for gross proceeds of $11.5 million. The issuance of the common stock was pursuant to a subscription agreement. Under certain circumstances, purchasers could redeem this common stock from the Company at the original issuance price of $7.22 per share. At any time following the later of January 24, 2013 and the date on which all shares of the Company's Preferred Stock, $.001 par value per share, have been either redeemed by the Company or converted into shares of the Company's common stock, a holder of the redeemable common stock could make a request for redemption. If the Company did not have sufficient funds legally available to redeem all of the redeemable common stock, the Company would redeem the maximum shares of redeemable common stock permissible out of funds legally available and would redeem the remaining shares of redeemable as soon as practicable. The redemption right of the redeemable common stock would terminate upon an effective registration statement filed by the Company under the Securities Act of 1933 in connection with a public stock offering.

19. Redeemable Common Stock (Continued)

The redemption rights of the redeemable common stock terminated on September 29, 2009 in connection with the IPO. At December 31, 2009, the 1,592,797 shares previously classified as redeemable common stock are included in common stock on the consolidated balance sheet.

20. Stockholders' (Deficit) Equity

Series B-1 Convertible Preferred Stock—In January 2006, the Company issued 1.5 million shares of Series B-1 in connection with the acquisition of T/J Technologies, Inc. with a fair value at the date of acquisition of $5.2 million. Series B-1 was not redeemable.

On September 29, 2009, in conjunction with the closing of the Company's IPO, all of the Company's 1,493,065 outstanding shares of convertible preferred stock automatically converted on a one-for-one basis, into shares of common stock. At December 31, 2009, the Company had no convertible preferred shares outstanding.

The rights and preferences of the Series B-1 as of December 31, 2008 were as follows:

- *Voting Rights*—Series B-1 stockholders were entitled to vote on all matters and were entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock was then convertible.
- *Dividends*—Series B-1 stockholders were entitled to receive dividends, when and if declared by the Board of Directors. Since inception, through the closing date of the Company's IPO, no dividends were declared.
- *Liquidation Rights*—If after all preferential payments to Senior Preferred Stock had been paid, the holders of Series B-1 would be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment would be made to the holders of common stock an amount equal to $3.33 per share plus any dividends declared but unpaid at the date of liquidation.
- *Conversion*—Each share of Series B-1 was convertible into one share of common stock at any time. Each share of preferred stock would automatically convert into common stock upon the completion of a Qualifying Public Offering or upon an election from the holders of at least two-thirds of the Senior Preferred Stock.

Issuance of Common Stock—In February 2008, the Company issued 693,000 shares of common stock at $7.22 per share, for gross proceeds of approximately $5.0 million. The purchaser of the common stock is a customer of the Company.

At December 31, 2009, the Company's Board of Directors had the authority to issue 255,000,000 shares of stock, of which 250,000,000 were designated as common stock, with a par value of $0.001, and 5,000,000 were designated as preferred stock, with a par value of $0.001 per share.

21. Related Party Transactions

Technology License from a University—The Company has licensed certain technology from a university which is also a holder of common stock. Under the terms of the license agreement, the Company has paid royalties of $0.1 million, $0.2 million and $0.3 million for the years ended

21. Related Party Transactions (Continued)

December 31, 2007, 2008 and 2009, respectively. The Company also participates in grant programs offered by the university for the collaborative development of battery technology.

Transactions with Holders of Common Stock—The Company has ongoing business relationships with a stockholder and certain of its affiliates who are also holders of the Company's common stock. The relationships, which are independent of each other, consist of (i) a $4.0 million note payable and (ii) professional services to assist the Company in the design and development of various battery systems for the transportation sector. During the year ended December 31, 2008, the Company recorded interest expense related to the note payable of $39,000. The Company recorded no interest expense related to the note payable during the year ended December 31, 2009 because the note was paid in full as of December 31, 2008. Payments made by the Company to the affiliate of the stockholder for the professional services amounted to $4.8 million for the year ended December 31, 2008. The Company made no payments to the affiliate of the stockholder for the year ended December 31, 2009. The balance due to the affiliate of the stockholder for the professional services agreement as of December 31, 2009 was $0.4 million.

Loans from Holders of Common Stock—During 2006, the Company entered into an $8.0 million credit agreement, including a $3.0 million Term Loan and a $5.0 million line of credit, with a stockholder. In 2008, the Company increased the Term Loan by $15.0 million and raised the line of credit to $8.0 million.

In November of 2008, the Company received a $7.5 million advance against the Term Loan which is payable over a 36-month period and the interest rate is prime (3.25% at December 31, 2009) plus 0.75%. On April 7, 2009, May 6, 2009, June 18, 2009, and August 3, 2009, the Company received advances on the Term Loan of $2.5 million, $3.0 million, $1.0 million, and $1.0 million respectively. Each advance is repayable over a 36-month period and the interest rate is prime (3.25% at December 31, 2009) plus 0.75%. There is $0 remaining under the term loan available for future advances and the line of credit has been fully drawn against.

During the years ended December 31, 2008 and 2009, the Company recorded interest expense related to this credit agreement of $0.5 million and $0.9 million, respectively.

Transactions with Joint Venture Partner's Affiliate—In December 2009, the Company entered into a joint venture with an automaker in China to assist the Company in getting penetration into China's transportation industry. The Company is required to invest $4.7 million into the joint venture over a period of approximately 15 months in return for a 49% interest in the joint venture. As of December 31, 2009, no capital contributions have been made, nor were any required to be made under the terms of the agreement. In 2009, the Company entered into two development agreements with the automaker. During 2009, the Company recorded $0.1 million in revenue related to the development agreement and as of December 31, 2009, approximately $0.7 million is recorded in deferred revenue which will be recognized upon inspection and acceptance of the deliverables. As of December 31, 2009, the balance due from the automaker was $0.8 million.

22. Quarterly Information (Unaudited)

The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information (in thousands, except per share amounts):

Quarter Ended	March 31,	June 30,	September 30,	December 31,	Total
Fiscal year 2009					
Revenue	$ 23,220	$ 19,702	$ 23,597	$ 24,530	$ 91,049
Gross profit (loss)	1,806	(2,575)	(1,875)	(48)	(2,692)
Net loss	(18,884)	(22,340)	(22,891)	(22,474)	(86,589)
Net loss per share attributable to A123 Systems, Inc. common stockholders—basic and diluted	$ (2.02)	$ (2.36)	$ (1.78)	$ (0.22)	$ (2.55)
Fiscal year 2008					
Revenue	$ 10,298	$ 11,636	$ 22,942	$ 23,649	$ 68,525
Gross profit (loss)	(1,507)	(3,234)	1,020	(8,523)	(12,244)
Net loss	(13,975)	(18,957)	(18,943)	(28,556)	(80,431)
Net loss per share attributable to A123 Systems, Inc. common stockholders—basic and diluted	$ (1.71)	$ (2.12)	$ (2.06)	$ (3.08)	$ (9.04)

23. Subsequent Events

In January 2010, the Company entered into a Supply Agreement with Fisker Automotive, Inc. Under the terms of the Agreement, the Company was designated as the supplier of the battery systems for Fisker's Karma Plug-in Hybrid Electric Vehicle (PHEV) programs. The Company will also collaborate with Fisker on Fisker's Nina platform. Additionally, the Company made a $23.0 million investment in Fisker's Series A-1 financing, consisting of $13.0 million in cash and $10.0 million of the Company's common stock.

The Company has evaluated the period from December 31, 2009, the date of the consolidated financial statements, through the date of the issuance and filing of the consolidated financial statements, and has determined that no other material subsequent events have occurred that would affect the information presented in these consolidated financial statements or require additional disclosure.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2009.

Name	Age	Position
David P. Vieau	59	President, Chief Executive Officer, Director
Michael Rubino	52	Chief Financial Officer, Vice President of Finance and Administration
Andrew Cole	44	Vice President of Human Resources and Organizational Development
Ric Fulop(1)	35	Vice President of Business Development and Marketing
Louis M. Golato	54	Vice President of Operations
Robert J. Johnson	43	Vice President and General Manager of Energy Solutions Group
Gilbert N. Riley, Jr.	46	Chief Technology Officer, Vice President of Research and Development, Director
Jason M. Forcier	38	Vice President, Automotive Solutions Group
Gururaj Deshpande(3)(4)	59	Director
Arthur L. Goldstein(2)(4)	74	Director
Gary E. Haroian(2)(3)	58	Director
Paul E. Jacobs(4)	47	Director
Mark M. Little	57	Director
Jeffrey P. McCarthy(2)(3)	55	Director

(1) Mr. Fulop ceased being an employee of the Company on February 5, 2010.

(2) Member of audit committee

(3) Member of compensation committee

(4) Member of the nominating and corporate governance committee

The following paragraphs provide information about our directors and executive officers. For each director, the information presented includes information each director has given us about the positions they hold, their principal occupation and business experience for the past five years, and the names of other publicly-held companies of which they currently serves as a director or has served as a director during the past five years. In addition to the information presented below regarding each director's specific experience, qualifications, attributes and skills that led our Board to the conclusion that they should serve as a director, we also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service. Finally, we value their significant experience on other public company boards of directors and board committees.

David P. Vieau has served as our President and Chief Executive Officer and as a director since March 2002. Mr. Vieau served as a director of Avocent Corporation, an information technology infrastructure management company, from 2001 to December 2009. Mr. Vieau holds a B.S. in Mechanical Engineering from Syracuse University. We believe that Mr. Vieau's qualifications to sit on our board of directors include his 30 years of experience managing high technology and component businesses, including his eight years as our Chief Executive Officer.

Michael Rubino has served as our Chief Financial Officer and Vice President of Finance and Administration since August 2004. Mr. Rubino holds a B.S. in Business Administration from the University of South Carolina.

Andrew Cole has served as our Vice President of Human Resources and Organizational Development since August 2008. From May 2008 to August 2008, Mr. Cole served as Global Seminis Human Resources Lead at the Monsanto Company, an agricultural company. From February 2007 to February 2008, Mr. Cole served as Senior Vice President for Human Resources at The Power and Cooling Division of Schneider Electric AS, or Schneider Electric, an energy management company. Prior to this role, Mr. Cole served as the Executive Vice President for Human Resources and Organizational Development at American Power Conversion Corp., or APC, an energy management company, from April 2003 until the acquisition of APC by Schneider Electric in February 2007. Mr. Cole holds a B.A. and an M.S.M from Regis University, Colorado.

Ric Fulop co-founded A123 and served as our Vice President of Business Development and Marketing from October 2001 until February 2010. Mr. Fulop holds an M.B.A. from the MIT Sloan School of Management.

Louis M. Golato has served as our Vice President of Operations since February 2006. From February 2004 to December 2005, Mr. Golato served as Wafer Fabrication and Probe Site Manager of Texas Instruments Incorporated, a semiconductor company. Mr. Golato holds a B.S. in Accounting from Bryant College.

Robert J. Johnson has served as our Vice President and General Manager of our Energy Solutions Group since January 2008. From February 2007 to January 2008, Mr. Johnson served as Senior Vice President, President North America of APC-MGE Systems, a business unit of Schneider Electric and a global provider of critical power and cooling services. From February 1997 to February 2007, Mr. Johnson served in various roles at American Power Conversion Corp., or APC, including President/ CEO and Vice President of APC's Availability Enhancement Group. Mr. Johnson holds a Bachelor of Engineering Management degree from The Missouri University of Science and Technology.

Gilbert N. Riley, Jr. co-founded A123 and has served as our Chief Technology Officer and Vice President of Research and as a director since October 2001. Dr. Riley holds a B.A. in Physics and Geology from Middlebury College and an M.S. and a Ph.D. in Materials Science and Engineering from Cornell University. We believe that Mr. Riley's qualifications to sit on our board of directors include his experience in technology development and commercialization, including his nine years as our Chief Technology and Vice President of Research.

Jason M. Forcier has served as our Vice President, Automotive Solutions Group since August 2009. From August 2008 to August 2009, Mr. Forcier served as Vice President & General Manager for Lear Corporation, a global supplier of automotive seating systems, electrical distribution systems and electronics. Prior to Lear, Mr. Forcier worked at Robert Bosch LLC, a supplier of automobile components, from 1997 through 2008 in various management positions in the United States and Europe. His last position at Bosch was President for North America, Automotive Electronics Division. In addition, Mr. Forcier held engineering positions at General Motors, Delphi Division. Mr. Forcier holds an MBA from the University of Michigan and a Bachelor of Mechanical Engineering from Kettering University.

Gururaj Deshpande has served as a director since December 2001. Since February 1998, Dr. Deshpande has served as Chairman of the board of directors of Sycamore Networks, Inc., a telecommunications equipment manufacturer. Dr. Deshpande also serves as a director of Airvana, Inc., or Airvana, a provider of network infrastructure products. Dr. Deshpande co-founded Cascade Communications Corp., a provider of wide area network switches, and has been a member of the board of directors of Cascade since its inception and was Chairman of the board of directors of Cascade from 1996 to 1997. Dr. Deshpande holds a B.S. in Electrical Engineering from the Indian Institute of Technology, an M.E. in Electrical Engineering from the University of New Brunswick and a Ph.D. in Data Communications from Queens University. We believe that Mr. Deshpande's qualifications to sit on our board of directors include his vast experience as an entrepreneur and in the various executive management positions he has held.

Arthur L. Goldstein has served as a director since February 2008. Mr. Goldstein has served as a trustee, director and/or advisor for various for-profit and non-profit organizations. From May 1991 to May 2004, Mr. Goldstein served as the Chairman of the board of directors of Ionics, Inc., or Ionics, a water treatment and purification company. From May 1971 to June 2003, Mr. Goldstein served as the President and Chief Executive Officer of Ionics. Mr. Goldstein also serves as a director of Cabot Corporation, a chemical manufacturer. From 1995 to 2008, Mr. Goldstein served as a member of the Board of Directors of State Street Corporation, a financial services company, and is a member of the National Academy of Engineering. Mr. Goldstein holds a B.S. in Chemical Engineering from Rensselaer Polytechnic Institute, an M.S. in Chemical Engineering from the University of Delaware and an M.B.A. from Harvard Business School. We believe that Mr. Goldstein's qualifications to sit on our board of directors include his years of executive experience in the chemical manufacturing and solutions industries.

Gary E. Haroian has served as a director since July 2006. Since December 2002, Mr. Haroian has provided consulting and advisory services to various technology companies. Mr. Haroian also serves as a director of Aspen Technology Inc., a provider of software and services to the process industries, Network Engines, Inc., a provider of server appliance software solutions, and Phase Forward Incorporated, a provider of data collection and management solutions for clinical trials and drug safety and Unica Corp, a provider of enterprise marketing management software. Until 2007, Mr. Haroian also served as a director of Authorize.net, a transaction and payment processing company, and Embarcadero, a provider of data lifecycle management software. Mr. Haroian holds a B.S. in Economics and Accounting from the University of Massachusetts, Amherst. We believe that Mr. Haroian's qualifications to sit on our board of directors include his extensive advisory experience to various emerging technology companies and his financial and accounting expertise.

Paul E. Jacobs has served as a director since November 2002. Since February 2000, Dr. Jacobs has held a number of executive positions with QUALCOMM Incorporated, or Qualcomm, including Group President of the Qualcomm Wireless & Internet Group, Executive Vice President and Chief Executive Officer. Dr. Jacobs also serves as a director and as Chairman of Qualcomm. Dr. Jacobs holds a B.S. in Electrical Engineering and Computer Science, an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. We believe Mr. Jacobs' qualifications to sit on our board of directors include his experience as director and Chairman of a mobile communication company and his expertise in strategic leadership.

Mark M. Little has served as a director since April 2009. Since October 2005, Dr. Little has served as Senior Vice President and Director of GE Global Research, a division of General Electric Company, a diversified technology, media and financial services company. From February 1997 to October 2005, Dr. Little served as Vice President of the power-generation segment of GE Energy, another division of General Electric. Dr. Little holds a B.S. in Mechanical Engineering from Tufts University, an M.S. in Mechanical Engineering from Northeastern University and a Ph.D. from in Mechanical Engineering from Rensselaer Polytechnic Institute. We believe Mr. Little's qualifications to sit on our board of directors include his management experience in the industrial research and technology industries.

Jeffrey P. McCarthy has served as a director since December 2001. Since December 1998, Mr. McCarthy has served as a general partner of North Bridge Venture Partners, a venture capital firm. Mr. McCarthy holds a B.S. in Business Administration from Northeastern University and an M.B.A. from Bentley College. We believe Mr. McCarthy qualifications to sit on our board of directors include his business development experience as a partner for a venture capital firm.

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Executive Management

David P. Vieau
President and Chief Executive Officer

Michael Rubino
Chief Financial Officer and
Vice President of Finance and
Administration

Andrew B. Cole
Vice President of Human Resources
and Organizational Development

Jason M. Forcier
Vice President of Automotive Solutions
Group

Louis M. Golato
Vice President of Operations

Robert J. Johnson
Vice President and General Manager of
Energy Solutions Group

Eric J. Pyenson
Vice President and General Counsel

Dr. Gilbert N. Riley, Jr.
Founder, Chief Technical Officer
and Vice President of Research and
Development

Chris M. Tecca
Vice President of Cell Products Group

Directors

Dr. Gururaj Deshpande
Chairman of the Board

Arthur L. Goldstein
Former Chairman and CEO Emeritus
Ionics, Inc.

Gary E. Haroian
Independent Director

Dr. Paul E. Jacobs
Chairman and Chief Executive Officer
QUALCOMM, Inc.

Dr. Mark M. Little
Senior Vice President and Director
Global Research
General Electric Company

Jeffrey P. McCarthy
General Partner
North Bridge Venture Partners

Dr. Gilbert N. Riley, Jr.
Founder, Chief Technical Officer
and Vice President of Research and
Development

David P. Vieau
President and Chief Executive Officer

Corporate Information

Corporate Headquarters
The Arsenal on the Charles
321 Arsenal Street
Watertown, MA 02472
Phone (617) 778-5700
Fax (617) 924-8910
www.a123systems.com

Registrar and Transfer Agent
American Stock Transfer and Trust
Company, LLC
59 Maiden Lane, 6th floor
New York, NY 10038

Legal Counsel
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

**Independent Registered Public
Accounting Firm**
Deloitte & Touche LLP
200 Berkley Street
Boston, MA 02116

Stock Listing
NASDAQ
Ticker Symbol: AONE

Investor Relations
ICR, Inc.
Phone (617) 972-3450
ir@a123systems.com





A123 SYSTEMS

A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, MA 02472
617-778-5700
www.a123systems.com